Exhibit 2.1

CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT, MARKED BY BRACKETS AND

ASTERISKS [***], HAVE BEEN OMITTED BECAUSE THE CONFIDENTIAL OMITTED

INFORMATION IS BOTH (I) NOT MATERIAL AND (II) INFORMATION THAT THE

REGISTRANT CUSTOMARILY AND ACTUALLY TREATS AS PRIVATE OR

CONFIDENTIAL.

MEMBERSHIP INTEREST PURCHASE AGREEMENT

by and among

BAKKT MARKETPLACE, LLC,

BAKKT HOLDINGS, INC.,

APEX FINTECH SOLUTIONS INC.

and

APEX CRYPTO LLC

Dated as of November 2, 2022

i

3.15	Employee Benefits	47

3.16	Intellectual Property and Data Privacy	50

3.17	Brokers and Finders	52

3.18	Books and Records	53

3.19	Sufficiency of Assets	53

3.20	Bank Accounts	53

3.21	Certain Transactions	53

3.22	Filings	54

3.23	Anti-Corruption and Anti-Bribery Laws	54

3.24	Customers and Suppliers	55

3.25	No Other Representations or Warranties	55

ARTICLE 4. REPRESENTATIONS AND WARRANTIES OF SELLER		56

4.1	Organization, Good Standing, and Other Matters	56

4.2	Authority and Enforceability	56

4.3	No Conflict; Required Filings and Consents	56

4.4	Membership Interests	56

4.5	Litigation	57

4.6	Investment Intention	57

4.7	Brokers and Finders	57

4.8	Solvency	57

4.9	Investigation and Agreement by Seller; Non-Reliance of Seller; No Other Representations and Warranties	57

4.10	No Other Representations or Warranties	58

ARTICLE 5. REPRESENTATIONS AND WARRANTIES OF PURCHASER		59

5.1	Organization, Good Standing, and Other Matters	59

5.2	Authority and Enforceability	59

5.3	No Conflict: Required Filings and Consents	60

5.4	Permits	60

5.5	Reports	60

5.6	Sufficient Funds	60

5.7	Solvency	60

5.8	Litigation	60

5.9	Investment Intention	61

5.10	Brokers and Finders	61

5.11	Issuance of Parent Stock	61

5.12	Investigation and Agreement by Parent and Purchaser; Non-Reliance of Parent and Purchaser; No Other Representations and Warranties	61

5.13	No Other Representations or Warranties	62

ARTICLE 6. PRE-CLOSING COVENANTS		62

6.1	Conduct of Business	62

6.2	Coin Listing Matters	66

6.3	Access to Information; Confidentiality	66

6.4	Efforts to Consummate	68

6.5	Notices and Consents	69

6.6	Regulatory Matters and Approvals	69

6.7	Public Announcements	71

6.8	Transition Services Agreement	72

6.9	Commercial Agreement	72

6.10	Registration Rights Agreement	72

6.11	Release	72

6.12	IP Assignment Agreement	72

6.13	Bill of Sale and Assignment Agreement	72

6.14	Employee and Independent Contractor Matters	72

6.15	Notification of Certain Matters	73

6.16	Notification of Violation / Action	73

6.17	No Other Negotiations	73

6.18	Representation and Warranty Insurance Policy	74

6.19	Required Financial Statements	74

6.20	Reports	75

6.21	Termination of Certain Company Plans	75

ARTICLE 7. POST-CLOSING COVENANTS		76

7.1	Books and Records	76

7.2	Employee Matters	76

7.3	Tax Matters	78

7.4	WARN Act	81

7.5	Retained Marks	81

7.6	Contingent Shares	81

7.7	RWI Policy	81

7.8	“Wrong Pockets”	82

ARTICLE 8. CONDITIONS PRECEDENT		83

8.1	Conditions to Each Party’s Obligation	83

8.2	Conditions to Obligation of Purchaser	83

8.3	Conditions to Obligations of the Company and Seller	85

8.4	Waiver of Condition; Frustration of Conditions	86

ARTICLE 9. TERMINATION		86

9.1	Events of Termination	86

9.2	Effect of Termination	87

ARTICLE 10. GENERAL PROVISIONS		87

10.1	Non-Survival of Representations and Warranties	87

10.2	Entire Agreement	88

10.3	Amendment; No Waiver	88

10.4	Severability; Specific Versus General Provisions	88

10.5	Expenses and Obligations	89

10.6	Notices	89

10.7	Counterparts	90

10.8	Governing Law	90

10.9	Submission to Jurisdiction; Consent to Service of Process	91

10.10	Waiver of Jury Trial	91

10.11	Rights Cumulative	91

10.12	Assignment	91

10.13	Specific Enforcement; Remedies	92

10.14	Third-Party Beneficiaries	93

10.15	No Personal Liability of Directors, Officers and Owners	93

10.16	Legal Representation	93

ANNEXES

Annex I	Accounting Principles
Annex II	Contingent Consideration Definitions

EXHIBITS

Exhibit A	Bill of Sale and Assignment Agreement
Exhibit B	Commercial Agreement
Exhibit C	IP Assignment Agreement
Exhibit D	Registration Rights Agreement
Exhibit E	Release
Exhibit F	Transition Services Agreement

Exhibit G	Form of Contingent Consideration Note
Exhibit H	Money Services Regulator Notice
Exhibit I	Officer Resignation

SCHEDULES TO THE AGREEMENT

Schedule 1.1(a)	Business Employees
Schedule 1.1(b)	Permitted Liens
Schedule 1.1(c)	Replacement Key Employees
Schedule 1.1(d)	Working Capital
Schedule 6.1	Conduct of Business
Schedule 6.2	Coin Listing Matters
Schedule 6.5	Notices and Consents
Schedule 6.6(a)	Regulatory Matters and Approvals
Schedule 6.14(a)	Offer Employees
Schedule 7.3	Allocation Schedule
Schedule 7.5	Retained Marks
Schedule 8.1(b)	Approvals
Schedule 8.2(d)	Termination of Agreements
Schedule 8.2(e)	Modification of Agreements
Schedule 8.2(k)	Consents

DISCLOSURE SCHEDULES

Schedule 3.2	Capitalization
Schedule 3.4	No Conflict; Required Filings and Consents
Schedule 3.5	Financial Statements; No Undisclosed Liabilities
Schedule 3.6	Absence of Certain Changes and Events
Schedule 3.7	Compliance with Laws
Schedule 3.8	Litigation
Schedule 3.10	Real Property; Personal Property
Schedule 3.12	Tax Matters
Schedule 3.13	Material Contracts
Schedule 3.14	Labor & Employment Matters
Schedule 3.15	Employee Benefits
Schedule 3.16	Intellectual Property and Data Privacy
Schedule 3.19	Sufficiency of Assets
Schedule 3.20	Bank Accounts
Schedule 3.21	Certain Transactions
Schedule 3.23	Anti-Corruption and Anti-Bribery Laws
Schedule 3.24	Customers and Suppliers
Schedule 5.3	No Conflict; Required Filings and Consents
Schedule 5.4	Permits

v

MEMBERSHIP INTEREST PURCHASE AGREEMENT

THIS MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”) dated as of November 2, 2022 (the “Agreement Date”), is entered into by and among Bakkt Holdings, Inc., a Delaware corporation (“Parent”), Bakkt Marketplace, LLC, a Virginia limited liability company (“Purchaser”), Apex Fintech Solutions Inc., a Delaware corporation (“Seller”), and Apex Crypto LLC, a Delaware limited liability company (the “Company”). Parent, Purchaser, Seller and Company are collectively referred to herein as the “Parties” and individually as a “Party”.

RECITALS

WHEREAS, Seller owns all of the outstanding membership interests of the Company (the “Membership Interests”); and

WHEREAS, Purchaser desires to acquire from Seller, and Seller desires to sell and transfer to Purchaser, at the Closing, all of the Membership Interests (the “Purchased Interests”) on the terms and conditions set forth in this Agreement;

WHEREAS, concurrently with the execution of this Agreement, Parent, or an Affiliate of Parent, is entering into an offer letter, proprietary rights agreement and non-competition and non-solicitation agreement with a mutually agreed Business Employee (such employee, the “Key Employee” and such documents, the “Key Employee Offer Documents”);

WHEREAS, concurrently with the execution of this Agreement, Parent and Seller are entering into a stockholders’ agreement (the “Stockholder Agreement”); and

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants, agreements and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE 1.

DEFINED TERMS

1.1 Defined Terms. In addition to the terms defined on Annex II, the following terms shall have the following meanings in this Agreement:

“2022 Actual Contingent Consideration” has the meaning set forth in Section 2.10(d)(i).

“2022 Catchup Consideration” has the meaning set forth in Section 2.10(d)(ii).

“2022 Catchup Consideration Share Amount” has the meaning set forth in Section 2.10(e)(ii).

“2022 Contingent Share Amount” has the meaning set forth in Section 2.10(d)(i).

“2022 Excess Share Amount” has the meaning set forth in Section 2.10(d)(i).

“2022 Recalculation Amount” has the meaning set forth in Section 2.10(e)(ii).

“2022 Share Value” means the Average VWAP for the 10-Trading Day period ending on the Trading Day immediately prior to (i) if 2022 Q4 Actual Apex Crypto Gross Profit is finally determined as of the Closing, the Closing Date or (ii) if 2022 Q4 Actual Apex Crypto Gross Profit is not finally determined as of the Closing, the date on which 2022 Q4 Actual Apex Crypto Gross Profit is finally determined pursuant to Section 2.11.

“2023 Actual NFT Contingent Consideration” has the meaning set forth in Section 2.10(g).

“2023 Actual Contingent Consideration” has the meaning set forth in Section 2.10(e)(i).

“2023 Contingent Share Amount” has the meaning set forth in Section 2.10(e)(i).

“2023 Excess Amount” has the meaning set forth in Section 2.10(e)(ii).

“2023 Excess Share Amount” has the meaning set forth in Section 2.10(e)(i).

“2023 NFT Contingent Share Amount” has the meaning set forth in Section 2.10(g).

“2023 NFT Contingent Share Value” has the meaning set forth in Section 2.10(g).

“2023 NFT Share Reduction Amount” has the meaning set forth in Section 2.10(g).

“2023 Share Value” means the Average VWAP for the 10-Trading Day period ending on the Trading Day immediately preceding the date on which Parent files with the SEC its Annual Report on Form 10-K for the calendar year ended December 31, 2023.

“2023 Total Share Amount” has the meaning set forth in Section 2.10(e)(i).

“2024 Contingent Share Amount” has the meaning set forth in Section 2.10(f).

“2024 Prior Shares” has the meaning set forth in Section 2.10(i).

“2024 Share Value” means the Average VWAP for the 10-Trading Day period ending on the Trading Day on which Parent files with the SEC its Annual Report on Form 10-K for the calendar year ended December 31, 2024.

“2024 Actual Contingent Consideration” has the meaning set forth in Section 2.10(f).

“2024 Actual NFT Contingent Consideration” has the meaning set forth in Section 2.10(h).

“2024 Excess Share Amount” has the meaning set forth in Section 2.10(f).

“2024 NFT Contingent Share Amount” has the meaning set forth in Section 2.10(h).

“2024 NFT Contingent Share Value” has the meaning set forth in Section 2.10(h).

“2024 Total Share Amount” has the meaning set forth in Section 2.10(f).

“2025 Actual NFT Contingent Consideration” has the meaning set forth in Section 2.10(i).

“2025 Excess Share Amount” has the meaning set forth in Section 2.10(i).

“2025 NFT Contingent Share Amount” has the meaning set forth in Section 2.10(i).

“2025 Share Value” means the Average VWAP for the 10-Trading Day period ending on the Trading Day on which Parent files with the SEC its Annual Report on Form 10-K for the calendar year ended December 31, 2025.

“401(k) Plan” has the meaning set forth in Section 3.15(b).

“Accounting Item” has the meaning set forth in Annex II.

“Accounting Principles” has the meaning set forth in Section 2.10(b).

“Accounting Methodology” means GAAP applied using the accounting principles, methods, practices, reserves, and accruals utilized in preparing the audited consolidated balance sheet of the Company at the Balance Sheet Date, applied on a consistent basis with such balance sheet, using consistent estimation methodologies and judgments and with consistent classifications used in such unaudited consolidated balance sheet.

“Acquisition Proposal” means any expression of interest, inquiry, bona fide offer, proposal, plan, agreement, understanding or arrangement involving (i) a merger, consolidation, business combination or similar transaction involving the Company, (ii) the sale, lease, license or other disposition (including by way of merger, consolidation, asset sale, share or equity sale, share or equity exchange, license or any similar transaction, in one or a series of related transactions) of all or a material portion of the assets of the Company, (iii) any joint venture or other strategic investment in or involving the Company, including, without limitation, any non-Affiliate third party financing (including debt financing), equity investment in or recapitalization of the Company or (iv) any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Transactions.

“Action” means any action, proceeding, examination, investigation, arbitration, or litigation (whether civil, criminal, or administrative), commenced, brought, conducted, or heard by or before any Governmental Authority or arbitrator.

“Adjustment Amount” has the meaning set forth in Section 2.6(c).

“Affiliate” of any particular Person means any other Person, directly or indirectly, controlling, controlled by, or under common control with, such particular Person. For the purposes of this definition, “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by Contract, or otherwise.

“Agreed Other IP” has the meaning set forth in Section 7.8(b).

“Agreement” has the meaning set forth in the preamble.

“Agreement Date” has the meaning set forth in the preamble.

“Alternative Arrangement” has the meaning set forth in Section 7.8(b).

“Anti-Corruption Laws” means the United States Foreign Corrupt Practices Act of 1977, the United Kingdom Bribery Act of 2010, applicable laws passed pursuant to the Organization of Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and any similar Laws of any other jurisdiction (national, state or local) where the Company operates concerning or relating to public sector or private sector bribery or corruption.

“Anti-Money Laundering Laws” means the U.S. Currency and Foreign Transaction Reporting Act of 1970 (also referred to as the Bank Secrecy Act), and the applicable anti-money laundering Laws of all jurisdictions where the Company conducts business.

“Antitrust Laws” has the meaning set forth in Section 3.4.

“Apex LTIP” means the Apex Fintech Services LLC Long-Term Incentive Plan.

“Apex Equity Plan” means the Apex Fintech Solutions, Inc. 2021 Equity Incentive Plan.

“Attorney-Client Information” has the meaning set forth in Section 10.16.

“Audit” has the meaning set forth in Section 6.19.

“Audit Advisors” has the meaning set forth in Section 6.19.

“Audit Firm” has the meaning set forth in Section 6.19.

“Average VWAP” per share of Parent Stock over a certain period shall mean the arithmetic average of the VWAP per share of Parent Stock for each Trading Day in such period.

“Balance Sheet Date” has the meaning set forth in Section 3.5(a).

“Base Closing Consideration” means $55,000,000.

“Benefit Plan” means any plan, program, policy, practice, Contract, agreement or other arrangement providing for compensation, severance, change of control, termination pay, deferred compensation, performance awards, equity or equity-related awards, welfare benefits, retirement benefits, vacation pay, fringe benefits or other employee benefits or remuneration of any kind, whether written or unwritten, funded or unfunded, including each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), and any other material employee benefit plan.

“Bill of Sale and Assignment Agreement” means that certain Bill of Sale and Assignment Agreement, in the form attached hereto as Exhibit A.

“Business Day” means any day other than (a) a Saturday, Sunday, or federal holiday, or (b) a day on which commercial banks in Dallas, Texas are authorized or required to be closed.

“Business Employee” means each employee of a Seller Parent Group Member set forth on Schedule 1.1(a) and, with respect to any employee of any Seller Parent Group Member who is hired on or after the Agreement Date but prior to the Closing Date, each employee who provides to the Company more than 30% of the services that he or she provides to Seller and its Affiliates as a whole.

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Closing Date Cash and Cash Equivalents” means the sum of the fair market value (expressed in United States dollars) of all unrestricted cash and cash equivalents of the Company (reduced by the amount of any Taxes that would be imposed on the repatriation of non-U.S. cash or cash equivalents to the United States), plus (without duplication) intercompany related-party obligations from Seller and its Affiliates to the Company; provided, however, that any amounts required to be held at the Company by the New York State Department of Financial Services shall be treated as unrestricted cash for all purposes under this Agreement and included in “Closing Date Cash and Cash Equivalents;” provided, further, that the effects of the Transactions shall be disregarded for purposes of calculating the Closing Date Cash and Cash Equivalents (which, for the avoidance of doubt, also means that the Closing Date Cash and Cash Equivalents shall not reflect deductions for the Transaction Expenses as the Transaction Expenses are separately adjusted).

“Closing Date Indebtedness” means the Indebtedness of the Company as of the Closing.

“Closing Statement” has the meaning set forth in Section 2.6(a).

“Code” means the Internal Revenue Code of 1986.

“Commercial Agreement” means that certain Commercial Agreement, in the form attached hereto as Exhibit B.

“Company” has the meaning set forth in the preamble.

“Company Access Contact” has the meaning set forth in Section 6.3(a).

“Company Data” means all data and information (including Personal Information) Processed by or for the Company.

“Company Documents” has the meaning set forth in Section 3.3.

“Company Intellectual Property” has the meaning set forth in Section 3.16(c).

“Company Permits” has the meaning set forth in Section 3.7(b).

“Company Plan” means each Benefit Plan (i) that is or has been sponsored, maintained, contributed to, or required to be contributed to, by the Company for the benefit of any Business Employee or (ii) with respect to which the Company has any liability or obligation (including contingent liability on account of an ERISA Affiliate).

“Company Products” means all products or service offerings that have been licensed, manufactured, marketed, sold, or distributed by or for the Company, or that the Company currently intends to license, market, sell, or distribute, including any products or service offerings currently under development, and including any such products or services that form the basis, in whole or in part, of any revenue or business projection made by the Company, or provided by the Company in connection with the negotiation of this Agreement.

“Company Registered Intellectual Property” has the meaning set forth in Section 3.16(a).

“Company Service Provider” means any current or former employee, individual consultant, or individual independent contractor of any Seller Parent Group Member who does or has provided more than de minimis services to the Company.

“Company Software” means all Software owned or purported to be owned by the Company; provided, however, that Company Software does not include Off-the-Shelf Software.

“Comparable Offer” has the meaning set forth in Section 6.14(a).

“Confidentiality Agreement” means that certain Confidentiality Agreement dated as of August 22, 2022, by and between Bakkt Opco Holdings, LLC and the Company.

“Contingent Consideration” means, if any, and as applicable and collectively, the 2022 Actual Contingent Consideration, the 2022 Catchup Consideration, the 2023 Actual Contingent Consideration, the 2023 Actual NFT Contingent Consideration, the 2024 Actual NFT Contingent Consideration and the 2025 Actual NFT Contingent Consideration that becomes payable hereunder from time to time.

“Contingent Consideration Calculation Dispute Notice” has the meaning set forth in Section 2.11(c).

“Contingent Consideration Calculations” has the meaning set forth in Section 2.11(b).

“Contingent Consideration Note” means a Promissory Note issued by Bakkt Opco Holdings, LLC in the form set forth as Exhibit H, with any Contingent Consideration Note issued with respect to (a) the 2022 Actual Contingent Consideration being the “2022 Contingent Consideration Note”, (b) the 2023 Actual Contingent Consideration (and any 2022 Catchup Consideration) being the “2023 Contingent Consideration Note”, (c) the 2024 Actual Contingent Consideration being the “2024 Contingent Consideration Note”, and (d) the 2025 Actual NFT Contingent Consideration being the “2025 Contingent Consideration Note”.

“Contingent Consideration Statement” has the meaning set forth in Section 2.11(b).

“Continuing Employees” has the meaning set forth in Section 7.2(a).

“Contract” means any legally-binding agreement, mortgage, indenture, lease (whether for real or personal property), contract, or subcontract, whether written or oral.

“Contracting Parties” has the meaning set forth in Section 10.15.

“Copyleft Software” means any Software that is distributed under “open source” or “free software” terms, including any Software distributed under the GPL, LGPL, Mozilla License, Apache License, Common Public License, BSD license or similar terms and including any Software that is distributed under a license that requires, as a condition of certain manners of use, modification, or distribution of such Software, that such Software be (a) made available or distributed in a form other than binary, (b) licensed for the purpose of preparing derivative works, (c) licensed under terms that allow any products or services or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of Law), or (d) distributable at no license fee.

“Copyrights” means United States copyrights and foreign copyrights and copyrightable works, whether registered or unregistered, and pending applications to register the same.

“Covered Business” means directly providing NFT Facilitation (as defined in the Commercial Agreement) and Crypto Facilitation (as defined in the Commercial Agreement) for the end customers of non-affiliated firms in the manner conducted by the Company on the Agreement Date, including purchasing and selling cryptocurrencies on behalf of such end customers and an NFT order management system.

“COVID-19” means SARS-CoV-2 or COVID-19, which was declared a Public Health Emergency of International Concern by the World Health Organization on January 30, 2020, and any evolutions or mutations thereof (including any related strains or sequences), or any related or associated epidemics, pandemics, disease outbreaks or public health emergencies.

“COVID-19 Action” means an inaction or action by the Company, including the establishment of any policy, procedure or protocol in response to COVID-19 or any COVID-19 Measures, that is (i) consistent with the reasonable actions taken by the Company in response to COVID-19 prior to the date of this Agreement (but only to the extent in compliance with applicable Law), (ii) materially consistent with how a similarly situated business, in the industries or the locations in which the Company operates, would reasonably act or refrain from acting, or (iii) approved in advance, in writing, by Purchaser.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down (including, the shutdown of air transport and cargo routes, shut down of foodservice or certain business activities), closure (including business and border closures), sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any industry group or Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act, Families First Act, the Payroll Tax Executive Order and IRS Notices 2020-22, 2020-65 and 2021-11.

“COVID Tax Acts” means the Families First Coronavirus Response Act (Pub. L. 116-127), the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and the Consolidated Appropriations Act, 2021 (Pub. L. 116-159), as amended, and any executive order relating to the deferral of any payroll or similar Taxes, and includes any Treasury regulations or other official guidance promulgated under any of the foregoing.

“Data Processing Policy” means each policy, statement, representation, or notice of the Company relating to the Processing of Company Data, privacy, data protection, or security.

“Disputed Contingent Calculation Items” has the meaning set forth in Section 2.11(c).

“DOJ” has the meaning set forth in Section 6.6(a).

“Earnout Reporting Factors” has the meaning set forth in Annex II.

“Employment Offer” has the meaning set forth in Section 6.14(a).

“Employment Offer Documents” has the meaning set forth in Section 8.2(j).

“Enforceability Exceptions” means applicable bankruptcy, insolvency, reorganization, moratorium, receivership, and similar Laws affecting the enforcement of creditors’ rights generally and general equitable principles.

“Environmental Laws” means any Law relating to protection of the environment or human health and safety, including regulation or prevention of pollution or exposure to pollution.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” shall mean any other Person that, together with the Company, could be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA or within the meaning of Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder.

“Estimated Cash and Cash Equivalents” has the meaning set forth in Section 2.4.

“Estimated Closing Consideration” means (a) the Base Closing Consideration, plus (b) the Estimated Cash and Cash Equivalents, plus (c) the Estimated Working Capital Excess, if any, minus (d) the Estimated Working Capital Shortfall, if any, minus (e) the Estimated Closing Date Indebtedness, minus (f) the Estimated Transaction Expenses.

“Estimated Closing Date Indebtedness” has the meaning set forth in Section 2.4.

“Estimated Remaining Audit and Review Costs” has the meaning set forth in Section 6.19(a).

“Estimated Transaction Expenses” has the meaning set forth in Section 2.4.

“Estimated Working Capital” has the meaning set forth in Section 2.4.

“Estimated Working Capital Excess” means the amount (expressed as a positive number), if any, by which the Estimated Working Capital exceeds the Working Capital Target.

“Estimated Working Capital Shortfall” means the amount (expressed as a positive number), if any, by which the Working Capital Target exceeds the Estimated Working Capital.

“Evaluation Material” has the meaning set forth in Section 9.2.

“Final Cash and Cash Equivalents” has the meaning set forth in Section 2.6(c).

“Final Indebtedness” has the meaning set forth in Section 2.6(c).

“Final Transaction Expenses” has the meaning set forth in Section 2.6(c).

“Final Working Capital” means the Working Capital as finally determined pursuant to Section 2.6(b).

“Financial Statements” has the meaning set forth in Section 3.5(a).

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Fraud” means, with respect to a party, an actual and intentional misrepresentation with respect to the making of any representation or warranty in Article 3, Article 4 or Article 5, as applicable, made by such party for the purpose of inducing the other party to act, and upon which the other party justifiably relies.

“FTC” has the meaning set forth in Section 6.6(a).

“Fundamental Representations” means the representations and warranties contained in Section 3.1 (Organization, Good Standing and Other Matters; Subsidiaries), Section 3.2 (Capitalization), Section 3.3 (Authority and Enforceability), Section 3.4(i) (No Conflict; Required Filings and Consents); Section 3.17 (Brokers and Finders), Section 4.1 (Organization, Good Standing and Other Matters), Section 4.2 (Authority and Enforceability), Section 4.3(i) (No Conflict; Required Filings and Consents), Section 4.4 (Membership Interests), Section 4.6 (Investment Intention), Section 4.7 (Brokers and Finders), and Section 4.8 (Solvency).

“GAAP” means generally accepted accounting principles in the United States as of the Agreement Date (or, for purposes of Section 3.5, as of the date of such Financial Statements referred to therein).

“Government Approval” means any consent, approval, license, certificate of authority, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Authority, including any Money Services Regulator, and shall include a determination or rebuttal of control, a non-objection to Closing, exemption, or waiver, in each case issued by a Governmental Authority, including any Money Services Regulator, with respect to Permits issued under money transmitter or payment instrument Laws.

“Governmental Authority” means any domestic or foreign national, provincial, state, multi-state, or municipal or other local government, any subdivision, ministry, agency, bureau, commissioner, commission, board, legislature or authority thereof, any court or tribunal or any quasi-governmental or private body or self-regulatory organization exercising any regulatory or taxing authority thereunder (including the IRS, the SEC, FINRA, any Money Services Regulator and the respective staffs thereof), political party, royal family, government-owned or controlled entity (including state-owned or state-controlled businesses or quasi-government entities) or public international organization (e.g., the World Bank or Red Cross).

“Governmental Official” is any (a) officer, agent, or employee of a Governmental Authority, (b) person acting in an official capacity for or on behalf of a Governmental Authority, (c) candidate for government or political office, or (d) member of a royal family.

“Hazardous Substances” means any toxic, hazardous or dangerous chemical or substance, any pollutant or contaminant regulated under Environmental Law, and any other substance for which liability or standards of conduct may be imposed under Environmental Laws or which may reasonably be expected to pose a material risk to human health, including radiation, noise, odors, biological agents, Toxic Mold, medical waste, petroleum or any fraction or product, polychlorinated biphenyls and asbestos or asbestos containing materials.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Incurred Audit and Review Costs” has the meaning set forth in Section 6.19.

“Indebtedness” means, as of any time, without duplication, the outstanding principal amount of, accrued and unpaid interest on, and other payment obligations (including any penalties or premiums, and any other fees, expenses, and breakage costs) arising under, any obligations of the Company as of such time consisting of (a) indebtedness for borrowed money (other than trade payables and accrued expenses arising in the ordinary course of business of the

Company); (b) any other indebtedness evidenced by any note, bond, debenture or other debt security or similar instrument; (c) all obligations, contingent or otherwise, of the Company as an account party in respect of letters of credit to the extent drawn; (d) all liabilities for the deferred purchase price of property or services, which are required to be classified and accounted for under GAAP as liabilities; (e) all liabilities in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which are, and to the extent, required to be classified and accounted for under GAAP as capital leases; (f) all intercompany related-party obligations to Seller and its Affiliates; (g) accrued and unpaid compensation and payroll payables relating to pre-Closing time periods, except in respect of (x) any amounts to be paid by the Seller Parent Group Members pursuant to Section 7.2(d), (y) any incentives or bonuses or other similar payments payable to Continuing Employees eligible to participate in Purchaser Plans pursuant to Section 7.2(e), and (z) any Cancelled Awards; (h) all client funds on deposit with the Company of the nature historically recorded in GL account 22020, (i) all revenue share obligations of the Company to clients of Seller and the Company of the nature historically recorded in GL account 22200; and (j) all guarantees of any liabilities of a third party of a nature similar to the types of indebtedness, obligations or liabilities described in the forgoing clauses. Notwithstanding the foregoing, “Indebtedness” shall not include (i) any amounts reflected in Working Capital or Transaction Expenses, or (ii) any indebtedness incurred by Purchaser.

“Independent Accounting Firm” has the meaning set forth in Section 2.6(b)(iii).

“Intellectual Property” means intellectual property rights (whether registered or unregistered) and related priority rights protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including all Copyrights, Patents, Trademarks, Trade Secrets, moral rights, and rights in web addresses and domain names.

“Interim Financials” has the meaning set forth in Section 3.5(a).

“IP Assignment Agreement” means that certain assignment agreement, in the form attached hereto as Exhibit C.

“IRS” means the United States Internal Revenue Service.

“Key Employee” has the meaning set forth in the recitals.

“Knowledge” means (a) with regard to the Company, the actual knowledge of Rachel Saunders, Colleen Rozanski, Andrew Tourney, Nick Baes, Lindsay Shake and Rajeev Khurana, after reasonable inquiry, including a reasonable inquiry of such person’s direct reports, (b) with regard to Seller, the actual knowledge of Bill Capuzzi, Chris Springer, William Brennan and Jay Coppoletta, after reasonable inquiry, including a reasonable inquiry of such person’s direct reports, and (c) with regard to Purchaser, the actual knowledge of Gavin Michael, Alex Jacobs, Karen Alexander and Marc D’Annunzio, after reasonable inquiry, including a reasonable inquiry of such person’s direct reports, provided that no person in any of clauses (a), (b) or (c) shall be deemed to have constructive knowledge of a particular fact, circumstance, event or other matter.

“Labor Agreement” has the meaning set forth in Section 3.13(a)(x).

“Labor Entity” has the meaning set forth in Section 3.13(a)(x).

“Law” means any federal, provincial, state or local law, ordinance, principle of common law, code, rule, regulation, or statute.

“Law Firm” means each of Sidley Austin LLP and its successors.

“Leased Real Property” has the meaning set forth in Section 3.10(b).

“Lien” means any lien, encumbrance, pledge, mortgage, hypothecation, deed of trust, or security interest.

“Material Adverse Effect” when used in connection with an entity means any change, event, circumstance, condition or effect that is or would reasonably be expected to be, individually or in the aggregate, materially adverse to the business, financial condition, or results of operations of such entity and its subsidiaries taken as a whole; provided, however, that none of the following shall be deemed (either alone or in combination) to constitute, or shall be taken into account in determining whether there has been or may be, a Material Adverse Effect: (a) any change in, or effects arising from or relating to, general business or economic conditions affecting any industry in which such entity operates; (b) any change in, or effects arising from or relating to, the United States or foreign economies, or securities, banking, or financial markets in general, or other general business, banking, financial, or economic conditions, including (i) any disruption in any of the foregoing markets, (ii) debt defaults or other restructuring events of any country with respect to which bondholders take a discount to the debt of any country or any increases in the interest rates for any country’s debt, (iii) any change in the currency exchange rates, (iv) any decline or rise in the price of any security, commodity, Contract, or index, (v) any change in the trading volume, price or relative value of any digital currency or cryptocurrency, or any other blockchain-based tokens or assets, and (vi) any change in existence or legal status of any digital currency or cryptocurrency, or any other blockchain-based token or asset, or any halt or suspension in trading of any such digital currency or cryptocurrency on any exchange; (c) any change from, or effects arising from or relating to, the occurrence, escalation, or material worsening of any act of God or other calamity, natural disaster, disease outbreak, epidemic, pandemic (including COVID-19), hostility, act of war, sabotage, cyber-attack or terrorism, or military action; (d) any action taken by Purchaser or its Affiliates with respect to the Transactions or with respect to the Company; (e) any action taken, or failed to be taken, by the Company at the reasonable written request of Purchaser pursuant to the terms of this Agreement; (f) any change in, or effects arising from or relating to changes in, Laws or accounting rules (including GAAP) or any interpretation thereof; (g) the failure of the Company to meet any of its projections, forecasts, estimates, plans, predictions, performance metrics, or operating statistics or the inputs into such items (provided that the underlying causes of such failures shall not be excluded); (h) national or international political, labor or social conditions (except in the case of the foregoing clauses (a), (b), (c), (f), (g) or (h), to the extent any such condition has a disproportionate effect on such entity relative to other similarly situated businesses in the industry (and, in the case of clauses (c) and (h), geography) in which such entity operates); and (i) the announcement of, entry into, or pendency of, actions required or contemplated by or performance of obligations under, this Agreement and the Transactions or the identity of the parties to this Agreement, including any termination of, reduction in, or similar adverse impact on, relationships, contractual or otherwise, with any customers, suppliers, financing sources, licensors, licensees, distributors, partners, employees, or others having relationships with the Company as a result of such announcement.

“Material Contract” has the meaning set forth in Section 3.13(a).

“Measurement Time” means 11:59 p.m. Central Time on the day immediately prior to the Closing Date.

“Membership Interests” has the meaning set forth in the Recitals.

“Money Services Application” has the meaning set forth in Section 6.6(e).

“Money Services Letter” has the meaning set forth in Section 6.6(e).

“Money Services Regulator” has the meaning set forth in Section 6.6(e).

“New Hires” has the meaning set forth in Section 6.14(b).

“New Litigation Claim” has the meaning set forth in Section 6.16.

“Non-Accounting Item” means any Disputed Contingent Consideration Calculation Item that is not an Accounting Item.

“Non-Assert” has the meaning set forth in Section 7.8(c).

“Nonparty Affiliates” has the meaning set forth in Section 10.15.

“Non-Scheduled Contracts” means: (a) Contracts for Off-the-Shelf Software, (b) Contracts for Copyright Software; (c) non-disclosure Contracts entered into in the ordinary course of business consistent with past practice; (d) Contracts for evaluation of Company Products entered into with prospective customers of those Company Products on the Company’s standard form of evaluation agreement (the form of which has been Made Available to Purchaser) in the ordinary course of business consistent with past practice; and (e) Contracts for the sale, license, support or service of Company Products in the ordinary course of business consistent with past practice pursuant to its standard customer Contract, the form of which has been Made Available to Purchaser.

“Objection Notice” has the meaning set forth in Section 2.6(b)(i).

“Offer Employees” has the meaning set forth in Section 6.14(c).

“Off-the-Shelf Software” means any Software that is generally available to the public through retail stores, distribution networks or is or is otherwise subject to “shrink-wrap” or “click-through” license agreements, including any software pre-installed in the ordinary course of business as a standard part of hardware purchased by the Company, and which Software is not incorporated into a Company Product.

“Order” means any order, award, decision, injunction, judgment, ruling, or verdict entered, issued, made, or rendered by any Governmental Authority or arbitrator.

“Organizational Documents” means (a) the articles or certificates of incorporation or constitution and the by-laws of a corporation, (b) the partnership agreement and any statement of partnership of a general partnership, (c) the limited partnership agreement and the certificate of limited partnership of a limited partnership, (d) the operating or limited liability company agreement and the certificate of formation of a limited liability company, (e) any charter, joint venture agreement, or similar document adopted or filed in connection with the creation, formation or organization of a Person not described in clauses (a) through (d), and (f) any amendment to or equivalent of any of the foregoing.

“Other Employees” has the meaning set forth in Section 6.14(a).

“Other IP” has the meaning set forth in Section 7.8(b).

“Outside Date” has the meaning set forth in Section 9.1(d).

“Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned by the Company.

“Parent” has the meaning set forth in the preamble.

“Parent DC Plan” has the meaning set forth in Section 7.2(c).

“Parent Plans” has the meaning set forth in Section 7.2(a).

“Parent SEC Documents” mean all registration statements, proxy statements, certifications, and other statements, reports, schedules, forms and other documents filed by or furnished to the SEC by Parent.

“Parent Stock” means the Class A Common Stock of Parent, $0.0001 par value per share.

“Parties” has the meaning set forth in the preamble.

“Party” has the meaning set forth in the preamble.

“Patents” means issued patents and pending patent applications, and all continuations, continuations-in-part, substitutions, renewals, extensions, reexaminations, divisions, revisions, or reissues of the foregoing.

“Payoff Letters” has the meaning set forth in Section 2.3(b)(ii).

“Permit” means a consent, waiver, approval, exemption, license, permit, certificate, authorization, clearance, registration, declaration, submission or filing from, by or with any Governmental Authority (including any extension of any applicable waiting period).

“Permitted Liens” means (a) Liens for Taxes, assessments or other governmental charges not yet due and payable or being contested in good faith by appropriate proceedings; (b) mechanics’, carriers’, workers’, repairers’, and other similar Liens arising or incurred in the ordinary course of business of the Company for obligations that are not overdue or are being contested in good faith by appropriate proceedings; (c) zoning, entitlement, and building regulations, land use restrictions and defects or irregularities in title, that do not materially and adversely affect, impair, or interfere with the use of any property affected thereby; (d) covenants, conditions, restrictions, easements, and other similar matters affecting title to the Leased Real Property; (e) matters that would be disclosed by an inspection or accurate survey of each parcel of Leased Real Property; (f) Liens on Leased Real Property arising from the provisions of the applicable leases that are not violated in any material respect by the current use or occupancy of such Leased Real Property or the operation of the business of the Company conducted thereon; (g) purchase money Liens and Liens securing rental payments under capital lease arrangements; (h) Liens arising under leases of property or equipment in favor of the owner thereof; (i) pledges or deposits made in the ordinary course of business of the Company in connection with workers’ compensation, unemployment insurance and other types of social security; (j) deposits to secure the performance of bids, Contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds, and other obligations of a like nature incurred in the ordinary course of business of the Company; (k) nonexclusive licenses of Intellectual Property granted in the ordinary course of business of the Company; (l) gaps in the chain of title of Intellectual Property applications or registrations that are evident from the records of the relevant Governmental Authority maintaining such applications or registrations; (m) Liens which will be released at Closing; (n) Liens arising under or created by this Agreement or any of the Related Documents; (o) Liens arising in the ordinary course of business of the Company which have not and would not reasonably be expected to impair, in any material respect, the continued use and operation of the property to which they relate; and (p) Liens set forth on Schedule 1.1(b).

“Person” means any individual, corporation (including any non-profit corporation), partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or any other entity or Governmental Authority.

“Personal Information” means any information in the possession or control of the Company that constitutes “personal information,” “personal data,” “personally identifiable information,” or any similar term under applicable Law, including any information about an identifiable individual other than business contact information or constitutes name, title, business address, business email address, or business telephone number.

“Personal Property Leases” has the meaning set forth in Section 3.10(c).

“Pre-Closing Statement” has the meaning set forth in Section 2.4.

“Pre-Closing Tax Period” means (a) any Tax period ending on or before the Closing Date and (b) with respect to any Straddle Period, the portion of such period ending on (and including) the Closing Date.

“Prior Shares” has the meaning set forth in Section 2.10(f).

“Privacy and Data Processing Requirements” means any applicable (i) Law relating to privacy, data protection, or security, or (ii) Data Processing Policy, rule, principle, or requirement of any self-regulatory organization, industry best practice, or industry standard (including, as applicable, the Payment Card Industry Data Security Standard), or contractual requirement relating to the Processing of Company Data, privacy, data protection, or security, including, in each case of (i) and (ii), in connection with direct marketing or the initiation, transmission, monitoring, interception, recording, or receipt of communications.

“Process” or “Processed” or “Processing” means, with respect to any data or set of data, any operation or set of operations performed thereon, whether or not by automated means, including access, adaptation, alignment, alteration, collection, combination, compilation, consultation, creation, derivation, destruction, disclosure, disposal, dissemination, erasure, interception, maintenance, making available, organization, recording, restriction, retention, retrieval, storage, structuring, transmission, and use, and security measures with respect thereto.

“Provision” has the meaning set forth in Section 10.4.

“Purchased Interests” has the meaning set forth in the Recitals.

“Purchaser” has the meaning set forth in the preamble.

“Purchaser Documents” has the meaning set forth in Section 5.2.

“Purchaser Group Members” has the meaning set forth in Section 10.16.

“Quarterly Contingent Consideration Statement” has the meaning set forth in Section 2.11(a).

“Receiving Party” has the meaning set forth in Section 2.11(c).

“Real Property Leases” has the meaning set forth in Section 3.10(b).

“Registered Entity” has the meaning set forth in Section 6.6(e).

“Reference Volume” has the meaning set forth in Section 2.10(g).

“Registration Rights Agreement” means a registration rights agreement in the form attached hereto as Exhibit D.

“Related Claims” means all claims or causes of action (whether in contract or tort, at law or in equity, or granted by statute or otherwise) that may be based upon, arise out of, or relate to this Agreement, the Related Documents, and any other document or instrument delivered pursuant to this Agreement or the Related Documents, or the negotiation, execution, termination, validity, interpretation, construction, enforcement, performance, or nonperformance of this Agreement or the Related Documents or otherwise arising from the Transactions or the relationship between the parties (including any claim or cause of action based upon, arising out of, or related to any representation or warranty made in or in connection with, or as an inducement to enter into, this Agreement or the Related Documents).

“Related Documents” means the Commercial Agreement, the Transition Services Agreement, the IP Assignment Agreement, the Bill of Sale and Assignment Agreement, the Registration Rights Agreement, the Stockholder Agreement, the Employment Offer Documents, and any other document, agreement, certificate, or instrument entered into in connection with this Agreement.

“Release” means the release in the form attached as Exhibit E.

“Replacement Key Employee” means any of the individuals set forth on Schedule 1.1(c) or any other Person reasonably acceptable to Purchaser as a replacement for the Key Employee or another Replacement Key Employee in the event of such Key Employee’s or Replacement Key Employee’s (i) breach or repudiation of their Key Employee Offer Documents or Replacement Key Employee Offer Documents, as applicable, (ii) resignation or termination of employment with Seller, or (iii) death, disability, or incapacity.

“Replacement Key Employee Offer Documents” means an offer letter, proprietary rights agreement and non-competition and non-solicitation agreement, in each case on substantially the same terms as the Key Employee Offer Documents, with such modifications as the Replacement Key Employee and Purchaser may reasonably agree.

“Representatives” means, with respect to any Person, such Person’s officers, directors, employees, agents, advisors (including any attorneys, financial advisors, investment bankers or accountants) and other representatives.

“Required Financials” has the meaning set forth in Section 6.19(a).

“Retained Marks” has the meaning set forth in Section 7.5.

“Review” has the meaning set forth in Section 6.19(a).

“Review Period” has the meaning set forth in Section 2.11(c).

“Revised 2022 Contingent Payout Percentage” has the meaning set forth in Section 2.10(e)(ii).

“Revised 2022 Contingent Share Amount” has the meaning set forth in Section 2.10(d)(i).

“Revised 2023 Contingent Share Amount” has the meaning set forth in Section 2.10(e)(i).

“Revised 2024 Contingent Share Amount” has the meaning set forth in Section 2.10(f).

“Revised 2025 Contingent Share Amount” has the meaning set forth in Section 2.10(i).

“RWI Policy” has the meaning set forth in Section 6.18.

“Sanctions” has the meaning set forth in Section 3.7(e).

“Schedules” means the schedules herewith delivered by the Company to Purchaser.

“Screening Requirements” means all necessary customer screening and reporting activities required under applicable Law, including all screening and background checks against the specially designated nationals and blocked persons list published from time to time by any Governmental Authority, including the United States Department of Treasury’s Office of Foreign Assets Control.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Seller” has the meaning set forth in the preamble.

“Seller Benefit Plan” means each Benefit Plan sponsored or maintained by any Seller Parent Group Member (other than the Company) in which any Business Employee participates.

“Seller Documents” has the meaning set forth in Section 4.2.

“Seller Group Members” has the meaning set forth in Section 10.16.

“Seller Parent Group Member” shall mean Seller, Company or any of their Affiliates, as applicable.

“Seller Parties” has the meaning set forth in Section 7.8(c).

“Share Maximum” means a number of shares of Parent Stock equal to 19.9% of the sum of the total number of shares of the Parent’s Class A Common Stock and Class V Common Stock outstanding, collectively, as of the close of business on the Agreement Date.

“Significant Customer” has the meaning set forth in Section 3.24(a).

“Significant Supplier” has the meaning set forth in Section 3.24(a).

“Software” means computer software programs, whether in source code or object code form, and related documentation; provided, however, that Software does not include Off-the-Shelf Software.

“Solvent”, when used with respect to any Person, means that, as of any date of determination, (a) the fair salable value (determined on a going concern basis) of its assets and property will, as of such date, exceed the amounts required to pay its debts as they become absolute and mature, as of such date, (b) such Person will have adequate capital to carry on its business, and (c) such Person will be able to pay its debts as they become absolute and mature, in its ordinary course of business, taking into account the timing of and amounts of cash to be received by it and the timing of and amounts of cash to be payable on or in respect of its indebtedness.

“Specific Provision” has the meaning set forth in Section 10.4.

“Stockholder Agreement” has the meaning set forth in the recitals.

“Straddle Period” means any Tax period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” of any Person means another Person with respect to which the first Person owns, directly or indirectly, an amount of the voting securities, other voting ownership or voting partnership interests sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, greater than 50% of its equity interests), and shall include all Subsidiaries of such Subsidiary.

“Surrender Authorization” has the meaning set forth in Section 6.6(f).

“Systems” means all computer, information technology, and systems used in or necessary for the conduct of the business of the Company.

“Tax” means (a) any tax (including any income tax, franchise tax, branch profits tax, capital gains tax, value-added tax, sales tax, use tax, property tax, transfer tax, payroll tax, social security tax, or withholding tax), and any related fine, penalty, interest, or addition to tax with respect thereto, imposed, assessed, or collected by or under the authority of any Governmental Authority, and (b) any liability for the payment of any amounts of the type described in clause (a) as a transferee or successor or as a result of being party to any agreement or any express or implied obligation to indemnify any other Person (other than commercial agreements entered into in the ordinary course of business the primary purpose of which does not relate to Taxes).

“Tax Contests” has the meaning set forth in Section 7.3(f)(i).

“Tax Return” means any return (including any information return), report, statement, schedule, notice, form, or other document or information (whether in tangible, electronic or other form), including any amendments, schedules attachments, supplements, appendices, and exhibits thereto, filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection, or payment, of any Tax.

“Toxic Mold” means any mold or fungus of a type reasonably expected to pose a material risk to human health and have a negative effect on the value of any Leased Real Property.

“Trade Secrets” means trade secrets, know-how, confidential business information, inventions, ideas, concepts, reports, customer and supplier lists, pricing and cost information, mailing lists, business and marketing plans, or other proprietary information that provides the owner with a competitive advantage or otherwise derive value from being maintained in confidence.

“Trademarks” means trademarks, service marks, Internet domain names, brands, logos, slogans, trade dress, and trade names, and registrations and pending applications to register the foregoing, together with all of the goodwill associated therewith.

“Trading Day” means a day on which the principal national securities exchange on which the Parent Stock is listed or admitted to trading is open for the transaction of business or, if such Parent Stock is not listed or admitted to trading on any national securities exchange, a day on which banking institutions in New York City generally are open.

“Transaction Expenses” means all fees, costs, expenses, and liabilities of any Person incurred by or on behalf of, or to be paid by, the Company (to the extent unpaid as of the Closing), in connection with or arising from the negotiation, documentation, and consummation of the Transactions, including (a) all brokerage fees, finders’ fees, or financial advisory fees incurred in connection with or arising from the negotiation, documentation and consummation of the Transactions, (b) the fees and expenses of the Law Firm and all other fees and expenses of accountants, tax advisors, and other advisors incurred in connection with or arising from the negotiation, documentation and consummation of the Transactions, (c) all bonus, change of control, severance, release, retention, or similar payments payable to consultants, directors, and employees of the Company that are payable as a result of the Closing but not as a result of any discretionary action taken or directed by Purchaser or its Affiliates, and, in each case, any employer portion of the payroll or employment Taxes incurred in connection therewith, (d) any termination, pre-payment, balloon or similar fees or payments (including penalties) of the Company on account of outstanding Indebtedness, or resulting from the early termination of Contracts, resulting from, or in connection with, the Transactions, (e) any (i) payments in connection with any change in control obligations resulting from or in connection with the Transactions, or (ii) payment or consideration arising under or in relation to obtaining any consents, waivers or approvals of any party, in either of clause (i) or (ii), under any Contract of the Company as are required for any such Contract to remain in full force and effect following the Closing or resulting from agreed-upon modification or early termination of any such Contract; provided, however, that in no event shall the Transaction Expenses include any expenses initiated at the request of Purchaser (or any of its Affiliates) related to their respective financing activities related to the Transactions, if any.

“Transaction Tax Deductions” means any and all items of loss, deduction or credit of the Company for U.S. federal and state and local tax purposes resulting from or attributable to Transaction Expenses.

“Transactions” means the transactions contemplated by this Agreement and the Related Documents.

“Transfer Taxes” has the meaning set forth in Section 2.7.

“Transferring Employees” has the meaning set forth in Section 8.2(j).

“Transition Services Agreement” means a transition services agreement in the form attached hereto as Exhibit F.

“VWAP” means, with respect to Parent Stock on any Trading Day, the per-share volume-weighted average price as reported by Bloomberg L.P. in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or if such volume-weighted average price is unavailable, the closing price of one share of Parent Stock on such Trading Day as reported on the New York Stock Exchange’s website or the website of the National Securities Exchange upon which such Parent Stock is then listed). If the VWAP cannot be calculated for the Parent Stock on a particular date on any of the foregoing bases, the VWAP of the Parent Stock on such date shall be the fair market value as determined in good faith by Seller and Purchaser in a commercially reasonable manner.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 and any comparable Law.

“Willful Breach” means a breach that is a consequence of an act or omission by the breaching party with the actual knowledge that the taking of such act or failure to take such act would cause or be reasonably certain to cause a material breach of this Agreement.

“Working Capital” means the working capital amount of the Company calculated in accordance with Schedule 1.1(d), determined on a consolidated basis without duplication and calculated as of immediately prior to the Closing in accordance with the Accounting Methodology; provided, however, that (a) the effects of the Transactions will be disregarded for purposes of calculating Working Capital, (b) “Working Capital” shall not include any amounts reflected in (i) the Closing Date Indebtedness, (ii) the Closing Date Cash and Cash Equivalents or (iii) the Transaction Expenses, and (c) “Working Capital” shall not include Tax assets and liabilities.

“Working Capital Adjustment Amount” means an amount equal to: (a)(i) the amount (expressed as a positive number), if any, by which Final Working Capital is greater than Working Capital Target, or (ii) the amount (expressed as a negative number), if any, by which Final Working Capital is less than Working Capital Target, minus (b) Estimated Working Capital Excess, if any, or plus (c) the Estimated Working Capital Shortfall, if any.

“Working Capital Target” means [***].

1.2 Other Definitional and Interpretive Matters.

(a) Unless otherwise expressly provided, for purposes of this Agreement and the Related Documents, the following rules of interpretation shall apply:

(i) Calculation of Time Period. All references to a day or days shall be deemed to refer to a calendar day or days, as applicable, unless otherwise specifically provided. When calculating the period of time before which, within which, or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(ii) Dollars. Any reference to $ shall mean U.S. dollars, which is the currency used for all purposes in this Agreement and the Related Documents. The specification of any dollar amount in the representations and warranties or otherwise in this Agreement, the Related Documents or the Schedules is not intended and shall not be deemed to be an admission or acknowledgement of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the parties to determine whether any obligation, item, or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement, the Related Documents, or the Schedules.

(iii) Exhibits/Schedules/Annexes. The Exhibits, Schedules and Annexes to this Agreement are an integral part of this Agreement. All Exhibits, Schedules and Annexes annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any matter or item disclosed on one Schedule shall be deemed to have been disclosed on each other Schedule to the extent its applicability to such other Schedule is reasonably apparent on the face of such disclosure. Disclosure of any item on any Schedule shall not constitute an admission or indication that any such item is required to be disclosed, or that such item or matter is material or has resulted in or will result in a Material Adverse Effect or that the included items or actions are not in its ordinary course of business consistent with its past practice. No disclosure on a Schedule relating to a possible breach or violation of any Contract, Law, or Order shall be construed as an admission or indication that a breach or violation exists or has actually occurred. No disclosure on a Schedule shall expand the scope of any of the representations and warranties that the Schedules qualify. Any capitalized terms used in any Schedule, Exhibit or Annex but not otherwise defined therein shall be defined as set forth in this Agreement.

(iv) Company; Subsidiaries. For purposes of the representations and warranties in Article 3 (except for Section 3.1, Section 3.2 and Section 3.3), the term “Company” shall refer to both the Company and any of its subsidiaries (which may now exist or hereafter may be created).

(v) Gender and Number. Any reference to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(vi) Headings. The provision of a table of contents, the division of this Agreement or Related Documents into articles, sections, and other subdivisions, and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement or Related Document, as applicable. Unless otherwise specified, all references in this Agreement to any “Section” or other subdivision are to the corresponding section or subdivision of this Agreement, and all references in a Related Document to any “Section” or other subdivision are to the corresponding section or subdivision of such Related Document.

(vii) Herein. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” that are used in this Agreement refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires. Uses of such words in the Related Documents shall refer to such Related Document as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(viii) Or. The word “or” shall be construed in the inclusive sense of “and/or” unless otherwise specified.

(ix) Including. The word “including” or any variation thereof means (unless the context of its usage otherwise requires) “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(x) Successors. A reference to any party to this Agreement, any Related Document, or any other agreement or document shall include such party’s successors and permitted assigns.

(xi) Legislation. A reference to any legislation or to any provision of any legislation shall include any amendment thereto, and any modification or re-enactment thereof, any legislative provision substituted therefor, and all regulations and statutory instruments issued thereunder or pursuant thereto.

(xii) Contracts. A reference to any Contract or to any provision of any Contract shall include any amendment, modification or supplement thereto from time to time; provided that any reference to any Contract on any Exhibit or Schedule to this Agreement shall not refer to any amendment, modification or supplement thereto unless expressly set forth in such Exhibit or Schedule.

(xiii) Reflected On or Set Forth In. An item arising with respect to a specific representation or warranty shall be deemed to be “reflected on” or “set forth in” a balance sheet or financial statement, to the extent any such phrase appears in such representation or warranty, if (a) there is a reserve, accrual, or other similar item underlying a number on such balance sheet or financial statement that relates to the subject matter of such representation, (b) such item is otherwise specifically set forth on the balance sheet or financial statement or (c) such item is set forth in the notes to the balance sheet or financial statement.

(xiv) Made Available. Any reference in this Agreement to “Made Available” means a document or other item of information that was provided or made available to Purchaser or its Representatives in any “data rooms,” “virtual data rooms” or in any other form in expectation of, or in connection with, the Transactions, but only if so uploaded and accessible to Purchaser and its Representatives in the Data Room not later than two Business Days prior to the Agreement Date and not removed from the Data Room during such two Business Day period; provided, however, any such materials provided directly to Purchaser and its Representatives less than two Business Days prior to the Agreement Date will be deemed to have been “Made Available” if Purchaser or its counsel has acknowledged receipt thereof in writing (email acknowledgement being sufficient) as being “Made Available” pursuant to this Agreement.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and the Related Documents and, in the event an ambiguity or question of intent or interpretation arises, this Agreement and the Related Documents shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement and the Related Documents.

ARTICLE 2.

PURCHASE AND SALE OF PURCHASED INTERESTS; CLOSING

2.1 Purchase and Sale. On the terms and subject to the conditions hereof, at the Closing, Seller shall sell, transfer, and deliver to Purchaser, and Purchaser shall purchase and acquire from Seller, the Purchased Interests for the consideration payable to Seller as set forth below in Section 2.5(b) and subject to adjustment as provided in Section 2.6.

2.2 Closing. The closing of the Transactions (the “Closing”) will take place by the electronic exchange of documents, on the date (the “Closing Date”) that is the third Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of all of the conditions set forth in Article 8 (excluding conditions that, by their terms, are to be satisfied by actions to be taken at the Closing but subject to the satisfaction or waiver (to the extent permitted by Law) of those conditions), unless another time or date is agreed to in writing by the parties hereto. The Closing will be effective as of 12:01 a.m. Central Time on the Closing Date.

2.3 Closing Deliveries of the Parties. At or prior to the Closing:

(a) Purchaser shall deliver, or cause to be delivered, each of the following:

(i) to Seller and the Company, a certificate executed by a duly authorized officer of Purchaser as to the satisfaction of the conditions set forth in Section 8.3(a) and Section 8.3(b);

(ii) to Seller and the Company, each of the items required to be delivered by Parent or Purchaser pursuant to Section 6.8, Section 6.9, Section 6.10, and Section 6.11; and

(iii) to each applicable Person, payment or issuance, as applicable, of the closing payments and issuances set forth in Section 2.5.

(b) The Company shall deliver, or cause to be delivered, to Purchaser each of the following:

(i) a certificate executed by a duly authorized officer of the Company as to the satisfaction of the conditions with respect to the Company set forth in Section 8.2(a) and Section 8.2(b);

(ii) “payoff letters” in customary form (the “Payoff Letters”) specifying the aggregate amounts of the Company’s obligations in respect of Indebtedness that will be outstanding as of the Closing and confirming that all associated Liens will be terminated upon receipt of the amounts set forth therein;

(iii) from the recipients of any Transaction Expenses, an invoice or statement setting forth: (A) the amounts required to pay off in full on the Closing Date, the Transaction Expenses owing to such recipient or other payee and wire transfer information for such payment and (B) upon payment of such amounts, a customary release of the Company, and a Tax form on IRS Form W-9 or the appropriate series of IRS Form W-8, as applicable; and

(iv) the Employment Offer Documents required by Section 8.2(j).

(c) Seller shall deliver, or cause to be delivered, to Purchaser each of the following:

(i) the Purchased Interests (which delivery may be satisfied, in the event that the Purchased Interests are not certificated, by evidence that the records of the Company have been updated to reflect Purchaser’s ownership of the Purchased Interests);

(ii) a certificate executed by a duly authorized officer of Seller as to the satisfaction of the conditions with respect to Seller set forth in Section 8.2(a) and Section 8.2(b);

(iii) to Parent and Purchaser, each of the items required to be delivered by Seller or the Company pursuant to Section 6.8, Section 6.9, Section 6.10, Section 6.11, Section 6.12, and Section 6.13;

(iv) either (A) a properly completed IRS Form W-9 of Seller or (B) Seller’s certification of non-foreign status, in form and substance reasonably satisfactory to Purchaser in accordance with the requirements of United States Treasury Regulations Section 1.1445-2(b)(2); and

(v) evidence, reasonably satisfactory to Purchaser, as to the termination of the Company’s participation in any 401(k) Plan required pursuant to Section 6.21 or a certificate executed by a duly authorized officer of Seller that there is no such 401(k) Plan.

2.4 Pre-Closing Statement. At least three Business Days prior to the anticipated Closing Date, the Company shall prepare and deliver to Purchaser a written statement (the “Pre-Closing Statement”), which shall set forth the Company’s good faith estimate of (a) the Closing Date Cash and Cash Equivalents (“Estimated Cash and Cash Equivalents”), (b) the Working Capital (“Estimated Working Capital”), (c) the Closing Date Indebtedness (“Estimated Closing Date Indebtedness”), (d) the Transaction Expenses (“Estimated Transaction Expenses”), including copies of invoices and account information with respect to the recipients thereof, and (e) the Estimated Closing Consideration based upon such items accompanied by reasonably detailed back-up documentation in connection with such estimates. The Company shall give Purchaser reasonable opportunity to review and comment on the Pre-Closing Statement and shall reasonably consider any comments of Purchaser on the Pre-Closing Statement.

2.5 Closing Payments and Issuances.

(a) At the Closing, Purchaser shall pay or cause the Company to pay by wire transfer of immediately available funds:

(i) the Estimated Transaction Expenses to the applicable recipients thereof as set forth on the Pre-Closing Statement; and

(ii) to the accounts designated in the Payoff Letters, the amount set forth in the Payoff Letters.

(b) At the Closing, Purchaser shall pay to Seller, by wire transfer of immediately available funds to the account designated in writing by Seller prior to the Closing, an aggregate amount in cash equal to the Estimated Closing Consideration.

2.6 Post-Closing Purchase Price Adjustment and Payments.

(a) As promptly as practicable, but in no event later than 60 days following the Closing, Purchaser shall in good faith prepare and deliver to Seller a written statement (the “Closing Statement”) based upon the books and records of the Company, which shall set forth Purchaser’s calculation of (i) the Closing Date Cash and Cash Equivalents, (ii) the Working Capital and the Working Capital Adjustment Amount, (iii) the Closing Date Indebtedness, (iv) the Transaction Expenses that remain unpaid by or on behalf of the Company at Closing, and (v) the Adjustment Amount based upon such items.

(b) After receipt of the Closing Statement, Seller and its Representatives shall have access to all relevant books and records (including accountant work papers) and to accountants and employees of the Company in each case to the extent reasonably necessary to complete their review of the Closing Statement, and Purchaser shall cause the Company to cooperate to the extent reasonable with Seller and its Representatives in connection with their review. Following the Closing, Purchaser and the Company shall not take any action with respect to the accounting books and records on which the Closing Statement is or is to be based that would reasonably be expected to obstruct or prevent the preparation of the Closing Statement, any Objection Notice and the determinations set forth in this Section 2.6.

(i) If, within 30 days following the delivery of the Closing Statement, Seller has not given Purchaser notice of its objection to any item in the Closing Statement (an “Objection Notice”), then the Closing Statement shall be deemed final and binding on Purchaser and Seller.

(ii) If Seller delivers an Objection Notice, then Purchaser and Seller shall consult in good faith to resolve the disputed items set forth in the Objection Notice. If all disputed items set forth in the Objection Notice are resolved in writing by Seller and Purchaser, then the Closing Statement, as revised to reflect the written resolution of Seller and Purchaser, shall be final and binding on Purchaser and Seller.

(iii) If any disputed items have not been resolved within 30 days following delivery of the Objection Notice, from and after such time either Seller or Purchaser may submit the remaining disputed items to Grant Thornton LLP or, if such firm is unable to serve in such capacity, another internationally recognized independent public accountant (or, if none is available, an internationally recognized consulting or valuation firm) that is mutually agreeable to Seller and Purchaser (the “Independent Accounting Firm”) for resolution.

(A) If any items in dispute are submitted to the Independent Accounting Firm for resolution, (x) Purchaser and Seller shall use their respective reasonable best efforts to cause the Independent Accounting Firm to resolve all remaining disagreements (only to the extent such disagreements remain in dispute) with respect to the Closing Statement as soon as practicable but in any event shall direct the Independent Accounting Firm to render a determination within 30 days after its retention, (y) Purchaser and Seller shall cooperate with the Independent Accounting Firm during its engagement and furnish to the Independent Accounting Firm and each other such work papers and other documents and information (subject to customary non-reliance letters, confidentiality agreements, or similar agreements that may be requested by third parties) relating solely to the disputed issues as the Independent Accounting Firm may reasonably request and are available to that party (including, in the case of Purchaser, the Company or its accountants), and shall be afforded the opportunity to present to the Independent Accounting Firm any materials relating to the determination and to discuss the determination with the Independent Accounting Firm; provided, however, that copies of all such materials are promptly provided to the other party and that discussions may only occur in the presence (including by telephone) of the other party; provided, further, however, that the Independent Accounting Firm shall consider only those items and amounts which are identified as being in dispute, and (z) the determination by the Independent Accounting Firm of the disputed items in the Closing Statement, as shall be set forth in a notice delivered to both parties by the Independent Accounting Firm, shall be final and binding on Purchaser and Seller on the date the Independent Accounting Firm delivers its final resolution in writing to Seller and Purchaser.

(B) The Independent Accounting Firm shall set forth its determination of all issues in a written opinion. In resolving any disputed item, the Independent Accounting Firm shall render a decision choosing an amount no higher than the higher of Purchaser’s position or Seller’s position and no lower than the lower of Purchaser’s position or Seller’s position, in each case, with respect to each item or amount that is identified as being in dispute. The Independent Accounting Firm shall make its determination based solely on presentations by Purchaser and Seller and not on the basis of independent review. The final decision of the Independent Accounting Firm may be entered into any court having jurisdiction over the issues addressed in the decision.

(C) The parties and the Independent Accounting Firm will keep confidential, and will not disclose to any Person, except to their legal counsel, investors, and Representatives or as may be required by Law or in connection with enforcing the decision of the Independent Accounting Firm, the existence of any dispute, claim, or controversy under this Section 2.6. The fees of the Independent Accounting Firm for such determination shall be borne by Purchaser, on the one hand, and Seller, on the other hand, in proportion to the portion of the aggregate amount in dispute that is finally resolved by the Independent Accounting Firm in a manner adverse to such party.

(c) The Estimated Closing Consideration shall be adjusted as follows (without duplication): (i) (A) increased by the amount, if any, by which Closing Date Cash and Cash Equivalents, as finally determined pursuant to Section 2.6(b) (“Final Cash and Cash Equivalents”) are greater than Estimated Cash and Cash Equivalents or (B) reduced by the amount, if any, by which Final Cash and Cash Equivalents are less than Estimated Cash and Cash Equivalents; (ii) (A) increased by the Working Capital Adjustment Amount if the Working Capital Adjustment Amount is greater than zero or (B) reduced by the absolute value of the Working Capital Adjustment Amount if the Working Capital Adjustment Amount is less than zero; (iii) (A) reduced by the amount, if any, by which Closing Date Indebtedness, as finally determined pursuant to Section 2.6(b) (“Final Indebtedness”) is greater than Estimated Closing Date Indebtedness or (B) increased by the amount, if any, by which Final Indebtedness is less than Estimated Closing Date Indebtedness; and (iv) (A) reduced by the amount, if any, by which the Transaction Expenses, as finally determined pursuant to Section 2.6(b) (“Final Transaction Expenses”), is greater than Estimated Transaction Expenses or (B) increased by the amount, if any, by which Final Transaction Expenses is less than Estimated Transaction Expenses (the net amount, which may be positive or negative, resulting from the adjustments pursuant to this Section 2.6(c), the “Adjustment Amount”).

(d) As promptly as reasonably practicable and no later than the fifth Business Day following the final determination of the Adjustment Amount:

(i) if the Adjustment Amount is positive, then Purchaser shall pay to Seller an amount equal to such Adjustment Amount, by wire transfer of immediately available funds, to the account designated in writing by Seller; or

(ii) if the Adjustment Amount is negative, then Seller shall pay Purchaser an amount equal to the absolute value of such Adjustment Amount, by wire transfer of immediately available funds, to the account designated in writing by Purchaser.

(e) If, from time to time following the final and binding Closing Statement determined pursuant to Section 2.6(b)(ii) or (iii), either (A) Purchaser or Parent becomes aware of any unpaid Closing Date Indebtedness or Transaction Expenses that were not accounted for at the time such Closing Statement became final and binding or (B) Seller becomes aware that all or a portion of an amount included in Closing Date Indebtedness or Transaction Expenses should not have been so included at the time such Closing Statement became final and binding, in the case of clause (A), Purchaser or Parent will promptly notify Seller in writing and in the case of clause (B), Seller will promptly notify Parent in writing and, in each case, the provisions of Sections 2.6(b) and 2.6(d) shall apply mutatis mutandis.

2.7 Transfer Taxes. All transfer, documentary, sales, use, excise, stock transfer, share transfer, value-added, stamp, recording, registration, and other similar Taxes, levies, and fees (including any penalties, fines and interest), together with any conveyance fees, recording charges and other similar fees and charges, incurred in connection with this Agreement and the Transactions (collectively, “Transfer Taxes”) shall be borne fifty percent (50%) by Seller, on one hand, and fifty percent (50%) by Purchaser, on the other hand. The parties shall cooperate with each other to the extent reasonably requested and legally permitted to minimize any such Transfer Taxes. The party required by Law to file a Tax Return with respect to such Transfer Taxes shall do so on a timely basis, and the other party shall promptly reimburse such party for fifty percent (50%) of the amount of such Transfer Taxes upon receipt of notice that such Transfer Taxes have been paid.

2.8 Withholding Taxes. Purchaser and Seller acknowledge and agree that Purchaser shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to Seller such amounts as are required to be deducted or withheld therefrom under the Code, or any provision of state, local or non-U.S. Tax Law. In the absence of a failure by Seller to comply with Section 2.3(c)(iii) or (iv), without limiting the foregoing, Purchaser shall use reasonable best efforts to (i) provide at least five Business Days advance notice to Seller of Purchaser’s intention to withhold and (ii) reasonably cooperate with Seller to minimize or eliminate such withholding. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to Seller.

2.9 Preparation of Closing Statements. The Pre-Closing Statement and the Closing Statement (and all estimates and calculations of Working Capital), as applicable, shall be prepared in accordance with GAAP. In connection with the Closing Statement, a hard close of the accounting records shall be performed, including detailed analysis of prepayments and accruals, cut-off procedures, provisions, and other year-end adjustments. To the extent Closing occurs on any date other than the Company’s fiscal month-end, any amounts that are not specifically allocable to the pre- or post-closing period will be apportioned on a straight-line basis utilizing the fiscal month-end balance in which Closing occurs on a pro rata basis.

2.10 Post-Closing Contingent Consideration.

(a) Seller shall have the right to receive the Contingent Consideration, if any, that becomes payable pursuant to this Section 2.10, subject to the terms and conditions hereof. Parent shall issue, or cause to be issued, the applicable portion of the Contingent Consideration within five Business Days of the amount thereof becoming finally determined pursuant to Section 2.11.

(b) Accounting Principles. For purposes of determining the Contingent Consideration, including Apex Crypto Gross Profit and terms related thereto, such determinations shall be determined in accordance with the Accounting Principles set forth on Annex I (the “Accounting Principles”).

(c) Definitions. Certain defined terms used in calculating the Contingent Consideration are set forth in Annex II.

(d) 2022 Contingent Consideration.

(i) For the 2022 Earnout Period, Seller shall be entitled to receive the number of shares of Parent Stock (or, if applicable, a 2022 Contingent Consideration Note, as provided below) (as determined hereby, the “2022 Actual Contingent Consideration”) determined by the quotient of (A) the product of (1) the 2022 Eligible Contingent Consideration Amount times (2) the 2022 Contingent Payout Percentage, divided by (B) the 2022 Share Value (the result being the “2022 Contingent Share Amount”); provided that if the number of shares of Parent Stock that otherwise would be issuable with respect to the 2022 Contingent Share Amount would exceed the Share Maximum, then (x) the number of shares issuable with respect to the 2022 Contingent Share Amount shall be reduced to the number of shares (the “Revised 2022 Contingent Share Amount”) equal to the Share Maximum, and (y) the resulting difference between the 2022 Contingent Share Amount and the Revised 2022 Contingent Share Amount (such amount, the “2022 Excess Share Amount”) shall instead be payable in the form of a 2022 Contingent Consideration Note with a principal amount equal to (I) the 2022 Excess Share Amount times (II) the 2022 Share Value.

(ii) Notwithstanding the foregoing, if the 2022 Contingent Payout Percentage is less than 100%, Seller shall be eligible for the additional Contingent Consideration pursuant to Section 2.10(e)(ii) (the “2022 Catchup Consideration”) below.

(e) 2023 Contingent Consideration and 2022 Catchup Consideration.

(i) 2023 Contingent Consideration. For the 2023 Earnout Period, Seller shall be entitled to receive the number of shares of Parent Stock (or, as applicable, a 2023 Contingent Consideration Note, as provided below) (as determined hereby, the “2023 Actual Contingent Consideration”) determined by the quotient of (A) the product of (1) the 2023 Eligible Contingent Consideration Amount times (2) the 2023 Contingent Payout Percentage, divided by (B) the 2023 Share Value (the result being the “2023 Contingent Share Amount”); provided, that (i) in no event will the sum of (x) the 2022 Contingent Share Amount or the Revised 2022 Contingent Share Amount, as applicable, plus (y) the 2023 Contingent Share Amount and any 2022 Catchup Consideration Share Amount, plus (z) the 2023 NFT Contingent Share Amount (the sum of clause (y) plus clause (z) being the “2023 Total Share Amount”) exceed the Share Maximum, and (ii) if and to the extent the number of such shares determined under the immediately preceding clause (i) would exceed the Share Maximum, then (A) the 2023 Total Share Amount shall be reduced ratably (in proportion of the relative number of shares included in each of (1) the 2022 Catchup Consideration Share Amount, (2) the 2023 Contingent Share Amount and (3) the 2023 NFT Contingent Share Amount, in each case, included in the 2023 Total Share Amount), but not below zero, to the number of shares (the “Revised 2023 Contingent Share Amount”) equal to (x) the Share Maximum minus (y) the 2022 Contingent Share Amount or the Revised 2022 Contingent Share Amount, as applicable, (it being agreed that if such difference results in a negative number, the Revised 2023 Contingent Share Amount shall be zero) and (B) the resulting difference between the 2023 Total Share Amount before application of clause (ii)(A) and the Revised 2023 Contingent Share Amount (such amount, the “2023 Excess Share Amount”) shall instead be payable in the form of a 2023 Contingent Consideration Note with a principal amount equal to (x) the 2023 Excess Share Amount times (y) the 2023 Share Value.

(ii) 2022 Catchup Consideration. If (A) the 2022 Contingent Payout Percentage was less than 100%, and (B) the 2023 Actual Apex Crypto Gross Profit exceeds the 2023 Target Apex Crypto Gross Profit (the amount in excess being the “2023 Excess Amount”), then 25% of the 2023 Excess Amount (the “2022 Recalculation Amount”) shall be deemed added to the 2022 Q4 Actual Apex Crypto Gross Profit, and the 2022 Actual Contingent Consideration shall be recalculated pursuant to Section 2.10(d) on the basis of a revised 2022 Contingent Payout Percentage that takes account of the 2022 Q4

Actual Apex Crypto Gross Profit as updated pursuant to this sentence (the “Revised 2022 Contingent Payout Percentage”), with Seller being entitled to receive, at the same time as payment of the 2023 Actual Contingent Consideration, an additional amount of Contingent Consideration with respect to the 2022 Earnout Period (such additional amount of 2022 Contingent Consideration being, the “2022 Catchup Consideration Share Amount”) equal to the quotient of (1) the positive difference between (x) between the 2022 Actual Contingent Consideration originally calculated and (y) the 2022 Actual Contingent Consideration that would have been obtained based on the Revised 2022 Contingent Payout Percentage had the 2022 Recalculation Amount originally been included with the 2022 Q4 Actual Apex Crypto Gross Profit divided by (2) the 2023 Share Value; provided that the 2022 Catchup Consideration Share Amount shall be subject to the provisions of Section 2.10(e)(i) above in the event the 2023 Total Share Amount, as recalculated on the basis of the 2022 Catchup Consideration Share Amount, exceeds the Share Maximum.

(f) 2024 Contingent Consideration. For the 2024 Earnout Period, Seller shall be entitled to receive the number of shares of Parent Stock (or, as applicable, a 2024 Contingent Consideration Note, as provided below) (as determined hereby, the “2024 Actual Contingent Consideration”) determined by the quotient of (A) the product of (1) the 2024 Eligible Contingent Consideration Amount times (2) the 2024 Contingent Payout Percentage, divided by (B) the 2024 Share Value (the result being the “2024 Contingent Share Amount”); provided that (i) in no event will the sum of (w) the 2022 Contingent Share Amount or the Revised 2022 Contingent Share Amount, as applicable, plus (x) the 2023 Total Share Amount or the Revised 2023 Contingent Share Amount, as applicable, plus (y) the 2024 Contingent Share Amount plus (z) the 2024 NFT Contingent Share Amount (the sum of clause (y) plus clause (z) being the “2024 Total Share Amount”) exceed the Share Maximum; and (ii) if and to the extent the number of such shares determined under clause (i) would exceed the Share Maximum, then (A) the 2024 Total Share Amount shall be reduced ratably (in proportion to the relative number of shares included in each of (1) the 2024 Contingent Share Amount and (2) the 2024 NFT Contingent Share Amount), but not below zero, to the number of shares (the “Revised 2024 Contingent Share Amount”) equal to (x) the Share Maximum minus (y) the sum of (I) the 2022 Contingent Share Amount or the Revised 2022 Contingent Share Amount, as applicable, and (II) the 2023 Total Share Amount or the Revised 2023 Contingent Share Amount, as applicable (the amount in this clause (y), the “Prior Shares”) (it being agreed that if such difference results in a negative number, the Revised 2024 Contingent Share Amount shall be zero) and (B) the resulting difference between the 2024 Contingent Share Amount before application of clause (ii)(A) and the Revised 2024 Contingent Share Amount (such amount, the “2024 Excess Share Amount”) shall instead be payable in the form of a 2024 Contingent Consideration Note with a principal amount equal to (x) the 2024 Excess Share Amount times (y) the 2024 Share Value.

(g) 2023 NFT Contingent Consideration. For the 2023 Earnout Period, Seller shall be entitled to receive the number of shares of Parent Stock (or, as applicable, a 2023 Contingent Consideration Note, as provided in the proviso in Section 2.10(e)(i)) (as determined hereby, the “2023 Actual NFT Contingent Consideration”) determined by the quotient of (A) the 2023 NFT Sharing Amount divided by (B) the 2023 Share Value (the result being the “2023 NFT Contingent Share Amount”); provided, that in no event will the product of (x) the 2023 NFT Contingent Share Amount times (y) (B) the 2023 Share Value (the “2023 NFT Contingent Share Value”) exceed the NFT Contingent Consideration Cap Amount. Notwithstanding the

foregoing, in the event that the 2023 NFT Contingent Share Amount is more than two times the average daily trading volume of Parent Stock during the 20 Trading Days prior to issuance (the “Reference Volume”), the 2023 NFT Contingent Share Amount shall be reduced (the difference between the 2023 NFT Contingent Share Amount and the Reference Volume, the “2023 NFT Share Reduction Amount”) to the number of shares of Parent Stock equal to two times the average daily volume of Parent Stock in the 20 Trading Days prior to issuance and Parent shall pay, or cause to be paid, to Seller an amount of cash equal to the product of (x) the 2023 NFT Share Reduction Amount times (y) the 2023 Share Value.

(h) 2024 NFT Contingent Consideration. For the 2024 Earnout Period, Seller shall be entitled to receive the number of shares of Parent Stock (or, as applicable, a 2024 Contingent Consideration Note as provided in the proviso in Section 2.10(e)(i)) (as determined hereby, the “2024 Actual NFT Contingent Consideration”) determined by the quotient of (A) the 2024 NFT Sharing Amount divided by (B) the 2024 Share Value (the result being the “2024 NFT Contingent Share Amount”); provided, that in no event will the sum of (x) the 2023 NFT Contingent Share Value plus (y) (A) the 2024 NFT Contingent Share Amount times (B) the 2024 Share Value (the “2024 NFT Contingent Share Value”) exceed the NFT Contingent Consideration Cap Amount.

(i) 2025 NFT Contingent Consideration. For the 2025 Earnout Period, Seller shall be entitled to receive the number of shares of Parent Stock (or, as applicable, a 2025 Contingent Consideration Note) (as determined hereby, the “2025 Actual NFT Contingent Consideration”) determined by the quotient of (A) the 2025 NFT Sharing Amount divided by (B) the 2025 Share Value (the result being the “2025 NFT Contingent Share Amount”); provided that (i) in no event will the sum of (w) the 2022 Contingent Share Amount or the Revised 2022 Contingent Share Amount, as applicable, plus (x) the 2023 Total Share Amount or the Revised 2023 Contingent Share Amount, as applicable, plus (y) the 2024 Total Share Amount or the Revised 2024 Contingent Share Amount, as applicable, plus (z) the 2025 NFT Contingent Share Amount exceed the Share Maximum; and (ii) if and to the extent the number of such shares determined under clause (i) would exceed the Share Maximum, then (A) the 2025 NFT Contingent Share Amount shall be reduced, but not below zero, to the number of shares (the “Revised 2025 Contingent Share Amount”) equal to (x) the Share Maximum minus (y) the sum of (I) the 2022 Contingent Share Amount or the Revised 2022 Contingent Share Amount, as applicable, and (II) the 2023 Total Share Amount or the Revised 2023 Contingent Share Amount, as applicable, and (III) the 2024 Total Share Amount or the Revised 2024 Contingent Share Amount, as applicable (the amount in this clause (y), the “2024 Prior Shares”) (it being agreed that if such difference results in a negative number, the Revised 2025 Contingent Share Amount shall be zero) and (B) the resulting difference between the 2025 Contingent Share Amount before application of clause (ii)(A) and the Revised 2025 Contingent Share Amount (such amount, the “2025 Excess Share Amount”) shall instead be payable in the form of a 2025 Contingent Consideration Note with a principal amount equal to (x) the 2025 Excess Share Amount times (y) the 2025 Share Value; provided, further, that in no event will the sum of (x) the 2023 NFT Contingent Share Value plus (y) the 2024 NFT Contingent Share Value plus (z) (A) the 2025 NFT Contingent Share Amount times (B) the 2025 Share Value exceed the NFT Contingent Consideration Cap Amount.

(j) Parent Stock Listing Requirement. Notwithstanding anything to the contrary contained herein, in the event that Parent Stock is no longer listed on the New York Stock Exchange or the NASDAQ, as of the date that it is required hereunder to be issued, then in lieu of issuing Parent Stock to Seller, Parent shall pay, or cause to be paid, (i) in cash, to the extent that following such payment Parent has sufficient liquidity to remain an unqualified going concern for GAAP purposes for the 12 months following the date of such payment or (ii) by execution and delivery to Seller of a Contingent Consideration Note with an initial principal amount equal to (A) the amount that would otherwise be payable hereunder prior to dividing by the 2023 Share Value, 2024 Share Value or 2025 Share Value, as applicable, minus (B) any cash paid in respect thereof pursuant to clause (i).

(k) Conduct of Business. Following the Closing, Purchaser shall have sole discretion with regard to all matters relating to the operation of the Company; provided, that Purchaser shall not, take, or omit to take, any actions in bad faith or with the purpose of avoiding the payment of all or any portion of the Contingent Consideration hereunder.

(l) Right to Offset. Parent and Purchaser shall be entitled to offset any Adjustment Amount, or any unpaid Closing Date Indebtedness or Transaction Expenses under Section 2.6(e), against the Contingent Consideration (or any portion thereof) then owed under this Section 2.10.

2.11 Contingent Consideration Reporting; Objections; Payments.

(a) After, but on or before the date that is 30 days after, March 31, June 30 and September 30 of each of the calendar years ending December 31, 2023 and December 31, 2024, Purchaser shall deliver to Seller a written statement (in each case, a “Quarterly Contingent Consideration Statement”) setting forth in reasonable detail Purchaser’s good faith determination of the Apex Crypto Gross Profit and the NFT Revenue for the immediately preceding calendar quarter. Following delivery of each Quarterly Contingent Consideration Statement, Seller and its Representatives shall have the right to review all records, work papers and calculations of Purchaser and its Representatives, and shall have reasonable access to the Representatives of Purchaser and its Representatives that were involved with the creation of the applicable Quarterly Contingent Consideration Statement and the calculations set forth therein.

(b) On or before the date that is five Business Days after the completion of the Company’s audit for the calendar years ending (A) December 31, 2022, Seller shall prepare and deliver to Purchaser and (B) December 31, 2023 and December 31, 2024, Purchaser shall prepare and deliver to Seller a written statement (in each case, a “Contingent Consideration Statement”) setting forth in reasonable detail Seller’s or Purchaser’s, as the case may be, good faith determination of the following calculations (the “Contingent Consideration Calculations”), in each case, with respect to the immediately preceding calendar year the applicable Earnout Reporting Factors.

(c) The receiving party (i.e., Purchaser in the case of fiscal year 2022 and Seller in all other cases) (the “Receiving Party”) shall have 30 days after receipt of such Contingent Consideration Statement for the applicable calendar year (in each case, the “Review Period”) to review the Contingent Consideration Statement and the Contingent Consideration Calculations set forth therein. The Receiving Party and its Representatives shall have the right to review all records, work papers and calculations of the providing Party and its Representatives, and shall have reasonable access to the Representatives of the providing party and its Representatives that were involved with the creation of the applicable Contingent Consideration Statement and the Contingent Consideration Calculations set forth therein. If the Receiving Party has any objections to the Contingent Consideration Statement, the Receiving Party shall deliver to the providing party a written notice setting forth its objections thereto (a “Contingent Consideration Calculation Dispute Notice”), which shall identify in reasonable detail those items and amounts set forth in the Contingent Consideration Statement to which the Receiving Party objects and its basis for such objection, and identify those items and amounts that relate to an Accounting Item and those items and amounts that relate to a Non-Accounting Item (the “Disputed Contingent Calculation Items”).

(d) If a Contingent Consideration Calculation Dispute Notice is not delivered to the providing party during the applicable Review Period, the Contingent Consideration Statement as prepared by the providing party shall be deemed to be accepted in the form delivered by the providing party to the Receiving Party and shall be final, binding and non-appealable by the Parties. If the Receiving Party delivers a Contingent Consideration Calculation Dispute Notice to the providing party during the applicable Review Period, then Purchaser and Seller shall negotiate in good faith to resolve the Disputed Contingent Consideration Calculation Items within 30 days following the date of delivery of the Contingent Consideration Calculation Dispute Notice. If Purchaser and Seller reach an agreement as to the final determination of the Disputed Contingent Consideration Calculation Items, then such Disputed Contingent Consideration Calculation Items so agreed to shall be deemed final and binding upon the Parties and enforceable by a court of competent jurisdiction.

(e) If Purchaser and Seller are unable to resolve any Accounting Item Disputed Contingent Consideration Calculation Item within such 30-day period, such Accounting Item Disputed Contingent Consideration Calculation Item shall be submitted for review and final determination to the Independent Accounting Firm. The review of the Independent Accounting Firm shall be limited to Accounting Item Disputed Contingent Consideration Calculation Items. To the extent applicable, the provisions of Section 2.6(b) shall apply mutatis mutandis.

(f) If Purchaser and Seller are unable to resolve any Non-Accounting Item Disputed Contingent Consideration Calculation Items within such 30-day period, such Non-Accounting Item Disputed Contingent Consideration Calculation Items shall be settled by arbitration administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The number of arbitrators will be one, and such arbitrator will be selected by the American Arbitration Association. The place of the arbitration will be New York, New York or such other place as Purchaser and Seller shall mutually agree. The arbitrator will be a lawyer or retired judge, in each case with experience in the cryptocurrency industry and with mergers and acquisitions. Except as may be required by law, none of the Parties nor the arbitrator may disclose the existence, content or results of any arbitration hereunder without the prior written consent of the other parties. The scope of the arbitration shall be limited to Non-Accounting Item Disputed Contingent Consideration Calculation Items.

2.12 Transfer Restrictions; Share Certificates; Book Entry Shares.

(a) The shares of Parent Stock issued pursuant to the terms of this Agreement will be issued in a transaction exempt from registration under the Securities Act by reason of Section 4(a)(2) thereof or Regulation D promulgated under the Securities Act and may not be re-offered or resold other than in conformity with the registration requirements of the Securities Act and such other applicable rules and regulations or pursuant to an exemption therefrom.

(b) All certificates representing the shares of Parent Stock issued pursuant to the terms of this Agreement or any other securities issued in respect of such shares upon stock split, stock dividend, recapitalization, merger, consolidation or similar event, shall bear the following legend (in addition to any legend required by applicable state securities laws):

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER, INCLUDING RESTRICTIONS PURSUANT TO A STOCKHOLDER AGREEMENT BETWEEN THE ISSUER OF SUCH SECURITIES AND THE ORIGINAL RECIPIENT HEREOF. SUCH RESTRICTIONS ARE BINDING ON TRANSFEREES OF THESE SECURITIES.

In addition, with respect to any shares of Parent Stock issued pursuant to the terms of this Agreement or any other securities issued in respect of such shares that are issued in book-entry form, a notation comparable to the foregoing legend shall be reflected on the books and records of Purchaser’s transfer agent.

ARTICLE 3.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby makes the representations and warranties contained in this Article 3 to Parent and Purchaser:

3.1 Organization, Good Standing, and Other Matters; Subsidiaries.

(a) The Company is duly organized, validly existing, and in good standing under the laws of its jurisdiction of formation and has all requisite limited liability company power and authority to own and lease its properties and to carry on its business as now being conducted. The Company is duly qualified as a foreign corporation to conduct its business as currently conducted in each jurisdiction in which the location of the property owned, leased, or operated by it or the nature of its business makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to be material to the Company.

(b) There are no corporations, partnerships, joint ventures or other entities in which the Company owns, of record or beneficially, or has any obligation to acquire, any direct or indirect equity interest.

(c) A copy of each Organizational Document of the Company has been Made Available by the Company to Purchaser and each is true, accurate, and complete in all respects and reflects all amendments made through the Agreement Date.

3.2 Capitalization. The Membership Interests constitute all the issued and outstanding limited liability company membership interests of the Company. All issued and outstanding Membership Interests have been duly authorized, validly issued and fully paid and, to the extent applicable, are nonassessable. Except as set forth on Schedule 3.2, there are no options, warrants, convertible securities or other similar rights, agreements or commitments relating to the Membership Interests or obligating the Company to issue, transfer, or sell any interest in, the Company other than pursuant to the Organizational Documents of the Company. The Company has no Subsidiaries and does not own any capital stock or other interests, equity or otherwise, in any other Person. There is no obligation, contingent or otherwise, of the Company to provide funds to, or make any investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of, any other Person.

3.3 Authority and Enforceability. The Company has all requisite limited liability company power and authority to execute and deliver this Agreement and each other agreement, document, instrument, or certificate contemplated by this Agreement or to be executed by the Company in connection with the Transactions (the “Company Documents”), to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery, and performance of this Agreement and the Company Documents by the Company, and the consummation by the Company of the Transactions, have been duly and validly authorized by all requisite limited liability company action on the part of the Company. This Agreement has been, and each Company Document will be at or prior to the Closing, duly executed and delivered by the Company and, assuming the due execution and delivery by the other parties hereto or thereto, constitutes a valid and binding obligation of the Company enforceable against it in accordance with its respective terms, except to the extent that such enforceability may be subject to, and limited by, the Enforceability Exceptions.

3.4 No Conflict; Required Filings and Consents. Except (a) as required by the HSR Act and any other Antitrust Laws that require the consent, waiver, approval, Order or Permit of, or declaration or filing with, or notification to, any Person or Governmental Authority (the “Antitrust Laws”), (b) such filings as may be required in connection with the Transfer Taxes described in Section 2.7, and (c) as otherwise set forth on Schedule 3.4, the execution and delivery of this Agreement and of the Company Documents and the consummation of the Transactions by the Company will not (i) violate the provisions of the Organizational Documents of the Company, (ii) violate, in any respect, any Law or Order to which the Company is subject or by which its properties or assets are bound, (iii) require the Company to obtain any consent or approval, or give any notice to, or make any filing with, any Governmental Authority on or prior to the Closing Date, or (iv) result in a breach of or constitute a default (with or without due notice or lapse of time or both), give rise to any right of termination, cancellation, or acceleration under, or require the consent of any third party to, any Material Contract (other than any Company Permit), except, in each case of clauses (ii) and (iv), as has not been and would not reasonably be expected to be material to the Company, individually or in the aggregate.

3.5 Financial Statements; No Undisclosed Liabilities.

(a) The Company has delivered to Purchaser: (a) the audited balance sheet of the Company as of December 31, 2020 and December 31, 2021 (the “Balance Sheet Date”) and the related audited statement of income of the Company for the fiscal year then-ended and (b) the unaudited balance sheet of the Company as of September 30, 2022 and the related unaudited consolidated statement of income of the Company for the nine months then ended (the “Interim Financials” and together with the financial statements described in clause (a), the “Financial Statements”). The Financial Statements are complete and correct in all material respects and have been prepared in accordance with GAAP, consistently applied, and present fairly in all material respects in accordance with GAAP the consolidated financial position and the results of operations, changes in members’ equity, and cash of the Company as of the dates thereof and for the periods covered thereby (except as may be indicated in the footnotes thereto and, in the case of the unaudited Financial Statements for normal year-end and other adjustments).

(b) Except as set forth on Schedule 3.5(b), the Company has established and maintains, adheres to, and enforces a system of internal accounting controls which are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements (including the Financial Statements), in accordance with GAAP.

(c) Except as set forth on Schedule 3.5(c), neither the Company nor, to the Company’s Knowledge, any of its Representatives, has received or otherwise obtained any written, or to the Company’s Knowledge, oral, complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls, including any complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices. To the Company’s Knowledge, there has been no fraud in connection with any financial reporting of the Company, whether or not material, involving any officer of the Company or any employee of the Company who has a significant role in the Company’s internal control over financial reporting.

(d) Except as set forth on Schedule 3.5(d), the Company has no liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any type required to be reflected in financial statements in accordance with GAAP, except for those which (i) have been reflected or reserved against in the Interim Financials or (ii) have arisen in the ordinary course of business consistent with past practice since the Balance Sheet Date and are not material in amount.

(e) Schedule 3.5(e) sets forth a complete and correct list of each item of Indebtedness of the Company as of the Agreement Date, identifying the name and address of the creditor thereto, all related Contracts, the amount of such Indebtedness as of the close of business on the Agreement Date, and any restriction or penalty upon the prepayment of any such Indebtedness. With respect to any Indebtedness, the Company is not and has not been in default and no payments are currently past due.

3.6 Absence of Certain Changes and Events.

(a) Except as set forth on Schedule 3.6 or as is otherwise contemplated or permitted by this Agreement, during the period from the Balance Sheet Date until the Agreement Date, (a) the Company has conducted its business in the ordinary course of business consistent with past practice and (b) there has not occurred a Material Adverse Effect.

(b) Except as set forth on Schedule 3.6, during the period from the Balance Sheet Date until the Agreement Date, the Company has not taken any action that, if taken after the Agreement Date, would require Purchaser’s consent under Section 6.1(f).

3.7 Compliance With Laws.

(a) Laws and Orders. Except as set forth in Schedule 3.7(a) and Schedule 3.7(f), the Company (i) is in, and during the five years prior to the Agreement Date has been in, compliance in all material respects with all applicable Laws, including the Securities Act, the Exchange Act, and the Investment Advisers Act of 1940, or Orders applicable to it or its business or properties and (ii) to the Knowledge of the Company and the Seller, is not under investigation by any Governmental Authority with respect to, and has not been threatened to be charged with or given notice by any Governmental Authority of, any material violation of any such Law or Order.

(b) Company Permits. Schedule 3.7(b) sets forth all material Permits that the Company possesses in order to own, lease, maintain, operate and conduct its businesses as conducted as of the Agreement Date and all of such Permits are in full force and effect in all material respects. The Company is in, and during the five years prior to the Agreement Date has been in, compliance in all material respects with the terms of all such Permits. Except as set forth on Schedule 3.7(b)(i), as of the Agreement Date, (i) the Company possesses all material Permits required for the operation of the business of the Company (the “Company Permits”) and (ii) to the Company’s Knowledge, the Company has not received any written notice of any cancellation, suspension, revocation, invalidation, or non-renewal of any Company Permit. The Company has not to its Knowledge made an untrue statement of a material fact or fraudulent statement to any Governmental Authority.

(c) Notice of Permit Requirement. Except as set forth in Schedule 3.7(c), as of the Agreement Date, the Company has not received any notice (i) from any Governmental Authority indicating that any activities conducted by, or alleged to be conducted by, the Company or its agents requires a Permit from or with a Governmental Authority, or (ii) of any inquiry or investigation by any Governmental Authority as to whether the Company is required to obtain money transmission licenses from any jurisdiction.

(d) Export Control Laws. During the five years prior to the Agreement Date, except as otherwise indicated on Schedule 3.7(d), the Company and, to the Company’s Knowledge, any party acting on behalf of the Company, while acting on behalf of the Company, have conducted all export transactions in accordance with applicable provisions of United States export control laws and regulations, including the Export Administration Regulations, the International Traffic in Arms Regulations, the regulations administered by the Office of Foreign Assets Control of the U.S. Treasury Department, and the export control laws and regulations of any other applicable jurisdiction. Without limiting the foregoing: (i) the Company has obtained all export licenses and other approvals, timely filed all required filings and has assigned the appropriate export classifications to all products, in each case as required for its exports of products, software and technologies from the United States and any other applicable jurisdiction; (ii) the Company is in compliance with the terms of all applicable export licenses, classifications, filing requirements or other approvals; (iii) there are no pending or, to the Company’s Knowledge, threatened claims against the Company with respect to such exports, classifications, required filings or other approvals; (iv) there are no pending investigations related to the Company’s exports; and (v) to the Company’s Knowledge, there are no actions, conditions, or circumstances pertaining to the Company’s export transactions that would reasonably be expected to give rise to any future claims.

(e) Sanctions Laws. None of the Company any of its respective directors, officers, agents, or employees is a Person that is, or is owned nor controlled by a Person that is, currently the subject or target of any sanctions administered or enforced by the U.S. government (including the Office of Foreign Assets Control of the U.S. Treasury Department or the U.S. Department of State and including the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, or other relevant sanctions authority (collectively, “Sanctions”). Neither the Company nor any of its Affiliates is located, organized or resident in a country or territory that is the subject or the target of Sanctions, including Iran, North Korea, Cuba, Syria, or sanctioned regions of Ukraine including Crimea, Donetsk People’s Republic (DNR), and Luhansk People’s Republic (LNR).

(f) Money Transmitter Laws. Without limiting the generality of Section 3.7(a), except as set forth in Schedule 3.7(f), as of the Agreement Date and during the five years preceding the Agreement Date, the Company (i) is and has been in compliance in all material respects with all applicable money transmitter Laws, and the Company holds any Permits necessary to conduct business as a money transmitter in each jurisdiction where such Permit is required by applicable Law, (ii) has completed the Screening Requirements, or has caused its agent to complete the Screening Requirements, as appropriate, to properly compare each customer against the required government lists in compliance with applicable Law and has complied with applicable Law in all material respects with respect to the actions taken with regard to the customers that appear on any of the government lists and (iii) to the Knowledge of the Company and the Purchaser, has not contracted with, and does not provide services to, any customer engaged in any business that is not permitted under requirements of applicable Law, including the Screening Requirements.

(g) Anti-Money Laundering Laws. Except as set forth on Schedule 3.7(g), during the five years prior to the Agreement Date, the operations of the Company have been conducted in all material respects in compliance with the applicable requirements of the Anti-Money Laundering Laws. The Company has not engaged in any transaction in violation of prohibitions on money laundering or terrorist financing. Except as set forth on Schedule 3.7(g), there are no pending proceedings by or before any Governmental Authority or any arbitrator involving the Company with respect to the Anti-Money Laundering Laws and, to the Knowledge of the Company, no such proceedings are threatened.

(h) Broker-Dealer Regulations. The Company has transferred in whole to a third party, and no longer has any rights or liabilities, liens, requirements or any other obligations associated with, its former registration with the SEC as a broker-dealer and its former membership with FINRA, and no such rights or liabilities, liens, requirements, or any other obligations will be transferred to Purchaser based on this Agreement, all of which will inure, to the extent they have continued to exist for the Company after the transfer of its SEC registration and FINRA membership to such third party, entirely to Seller. All approvals needed to execute the transfer of the Company’s former broker-dealer registration and FINRA membership were received by the Company and the transferee.

(i) SEC Filings. During the five years prior to the Agreement Date, the Company has duly and timely filed all forms and reports with the SEC required by the federal securities laws and regulations thereunder.

(j) Regulatory Actions. During the five years prior to the Agreement Date, (i) the Company has not been subject to any Action, Order, decree, agreement, memorandum of understanding, corrective or cease and desist order, order of prohibition or suspension, written agreement or other written statement as described under any regulatory enforcement action, proceeding or order with or by, or is a party to or recipient of a commitment letter, supervisory letter or similar undertaking to or from any Governmental Authority, (ii) is not subject to any directive by any Governmental Authority (whether or not such Governmental Authority has determined that publication would be contrary to the public interest or otherwise cannot be made), or (iii) has adopted any board resolutions at the request of any Governmental Authority.

(k) Laws of Non-U.S. Jurisdictions. Except as set forth on Schedule 3.7(k), during the five years prior to the Agreement Date, the operations of the Company have been conducted in all material respects in compliance with the applicable Laws of foreign governments and all agencies thereof in the jurisdictions in which it conducts business, except where the failure to be in compliance would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

(l) Compliance with Securities Laws. During the five years prior to the Agreement Date, the Company has taken commercially reasonable steps to evaluate whether any cryptocurrencies or digital assets transacted on or otherwise supported by its platform are securities within the meaning of any federal or state securities laws.

3.8 Litigation. Except as set forth on Schedule 3.8(a), there is no Action pending or threatened against the Company or, to the Knowledge of the Company, any officer, employee or agent of the Company in his or her capacity as such, before any Governmental Authority. Except as set forth on Schedule 3.8(b), as of the Agreement Date, the Company is not a party or subject to any Order. Except as set forth on Schedule 3.8(c), as of the Agreement Date, there is no regulatory action, inquiry, assessment, fine, or other penalty pending or formally threatened in writing against the Company before any Governmental Authority.

3.9 Insurance. Each of the material insurance policies maintained by, or that are applicable to the Company (excluding any insurance policies related to any Benefit Plan), are in full force and effect. All premiums due and payable under such policies have been paid, and there are no material defaults under any such policy by the Company. Since January 1, 2020, the Company has not received any written notice of cancellation relating to any such insurance policies, and there are no material claims pending under any such insurance policies.

3.10 Real Property; Personal Property.

(a) The Company does not own any freehold interest in any real property.

(b) Schedule 3.10(b) sets forth a list of all leases and subleases as of the Agreement Date pursuant to which the Company leases or subleases real property (the “Real Property Leases,” and such leased or subleased real property, the “Leased Real Property”). Except as set forth on Schedule 3.10(b), and except as may be limited by the Enforceability Exceptions and any consents required under Real Property Leases in connection with the Transactions set forth in Schedule 3.4, the Company has a valid, binding, and enforceable leasehold interest under each of the Leased Real Properties, free and clear of all Liens (other than Permitted Liens). Since January 1, 2020, the Company has not received any written notice of any material default or event that (with due notice or lapse of time or both) would constitute a material default by the Company under any Real Property Lease, other than defaults that have been cured or waived in writing. The Company has Made Available to Purchaser true, correct, and complete copies of each Real Property Lease listed on Schedule 3.10(b), together with all amendments thereto.

(c) Schedule 3.10(c) sets forth a list of all leases of tangible assets and other personal property of the Company as of the Agreement Date involving annual payments in excess of $100,000 (the “Personal Property Leases”). The Company has good and valid title to, or in the case of leased tangible assets and other personal property, a valid leasehold interest in (or other right to use), all of the material tangible assets and other personal property that are necessary for the Company to conduct the business of the Company as it is conducted on the Agreement Date, in each case, free and clear of all Liens (other than Permitted Liens). All such material tangible assets and other personal property are in good condition and repair, normal wear and tear excepted.

3.11 Environmental Matters.

(a) the Company has not received any written notice from any Governmental Authority asserting liability arising from or relating to the presence, production, transportation, importation, use, treatment, handling, storage, discharge, emission, or disposal of any Hazardous Substances;

(b) no Governmental Authority has commenced or formally threatened in writing to commence any contribution action or other proceeding against the Company in connection with any asserted liability under Environmental Laws in connection with the conduct of the business by the Company; and

(c) there has been no release of Hazardous Substances, by the Company, or, to the Company’s Knowledge, by any other party, at any real property currently or formerly owned or operated (including as lessee) by the Company that is reasonably likely to result in material liability being imposed upon the Company.

3.12 Tax Matters. Except as set forth on Schedule 3.12:

(a) the Company has prepared and duly and timely filed with the appropriate taxing authorities all income or other material Tax Returns required to be filed by it, which Tax Returns are correct and complete in all material respects; the Company has timely paid all Taxes required to be paid (whether or not shown as due on any Tax Returns);

(b) each Seller Parent Group Member has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any Business Employee, creditor, shareholder, or other third party;

(c) the Company has collected all sales, value-added, and use Taxes required to be collected, and has remitted, or will remit on a timely basis, such amounts to the appropriate taxing authorities (or has been furnished properly completed exemption certificates and has maintained all such records and supporting documents, in each case, in compliance with all applicable sales and use Tax Law);

(d) there are no Liens upon any of the assets or properties of the Company in respect of Taxes, other than Permitted Liens;

(e) the Company is not currently the subject of a Tax audit or examination, and, no such audit or examination has been formally threatened in writing;

(f) the Company is not currently the beneficiary of any extension of time in which any Tax may be assessed or collected by any taxing authority;

(g) the Company has not received from any taxing authority any written notice of proposed adjustment, deficiency, or underpayment of Taxes or any other such written notice which has not been (i) satisfied by payment, (ii) settled or otherwise compromised, or (iii) withdrawn;

(h) the Company (i) has not been a member of an affiliated group of corporations that filed Tax Returns on a combined, consolidated or unitary basis (other than any such group of which it is currently a member) and (ii) does not have any liability for Taxes of any Person (other than any member of an affiliated group of corporations that files Tax Returns on a combined, consolidated or unitary basis of which the Company is currently a member) under U.S. Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by Contract or otherwise (other than pursuant to customary provisions in commercial arrangements the primary purpose of which is not related to Taxes);

(i) the Company is not a party to or bound by any Tax allocation or sharing agreement (other than customary provisions in commercial arrangements the primary purpose of which is not related to Taxes);

(j) the Company is not and has not been a party to any “reportable transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4(b);

(k) the Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) beginning after the Closing Date as a result of (i) any installment sale, open transaction or other transaction on or prior to the Closing Date, (ii) any accounting method change made or required to be made or requested on or prior to the Closing Date, (iii) any agreement with any Tax authority entered into or any ruling requested from any Tax authority on or prior to the Closing Date, (iv) the use of an improper method of accounting for any period or portion thereof ending on or prior to the Closing Date and (v) any prepaid amount received on or prior to the Closing Date or any deferred revenue for which payment is received on or prior to the Closing Date;

(l) the Company has not engaged in a trade or business, been resident for tax purposes, or had a branch or a permanent establishment (within the meaning of an applicable Tax treaty) in a jurisdiction in a country (or political subdivision thereof or therein) other than the country of its organization;

(m) the Company is not a partner for U.S. federal income Tax purposes with respect to any joint venture, partnership or other arrangement or Contract which is treated as a partnership for U.S. federal income Tax purposes;

(n) the Company is in compliance with all applicable transfer pricing laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Company;

(o) the Company has not deferred the payment of any payroll Taxes pursuant to any provision of the COVID Tax Acts or claimed any credit in respect of payroll Taxes or wages under any provision of the COVID Tax Acts; and

(p) the Company (i) is disregarded as an entity separate from Seller for U.S. federal income tax purposes and (ii) has never elected to be taxed as a corporation for U.S. federal income tax purposes pursuant to United States Treasury Regulations Section 301.7701-3.

3.13 Material Contracts.

(a) Schedule 3.13(a) sets forth a list of all of the following Contracts to which the Company is a party or by which the Company is bound as of the Agreement Date, in each case, other than a Benefit Plan but including any Contracts listed under Section 3.10(b), Section 3.10(c) and Section 3.21 (together with Non-Scheduled Contracts, each, a “Material Contract”):

(i) any Contract containing covenants of the Company not to compete in any line of business or with any Person in any geographical area or to not make use of any Owned Intellectual property or that otherwise materially impairs the business of the Company as currently conducted;

(ii) any Contract with any customer of the Company pursuant to which the Company is bound or has committed to provide any products or services to such customer on a most favored nations basis or otherwise granting exclusive sales, distribution, marketing or other exclusive rights, rights or refusal, rights of first negotiation or similar rights;

(iii) any Contract for the sale or exclusive license of any of the assets or properties of the Company, other than in the ordinary course of business consistent with past practice;

(iv) any Contract entered into during the five years preceding the Agreement Date relating to the acquisition (by merger, purchase of shares or stock or assets or otherwise) by the Company of any operating business or material assets or the shares of capital or capital stock of any other Person;

(v) any Contract relating to the incurrence, assumption, or guarantee of any Indebtedness (other than endorsements for the purpose of collection in the ordinary course of business) or imposing a Lien (other than a Permitted Lien) on any of the material assets or properties of the Company;

(vi) any Contract relating to a partnership, joint venture, joint marketing, joint development or similar arrangement with any other Person;

(vii) any Contract that contains an earn-out, escrow or other similar contingent payment or obligation;

(viii) any Contract relating to the settlement or other resolution of any Action or threatened Action (including any agreement under which any employment-related claim is settled);

(ix) any Seller Parent Group Member Contract involving any severance, change-of-control, retention or similar payments or benefits for a Business Employee;

(x) any Contract that is a collectively bargained agreement or similar Contract (each, a “Labor Agreement”), including any Contract with any union, works council or similar labor entity (each, a “Labor Entity”);

(xi) any Contract that is a data processing agreement, business associate agreement, or other Contract relating primarily to privacy, data protection, or security obligations in connection with the Processing of Company Data;

(xii) all Contracts that are a coexistence agreement, settlement agreement, a covenant not to sue, or a similar agreement, in each case under which the Company is restricted in its right to use, enforce or register any Intellectual Property;

(xiii) any Contract pursuant to which the Company grants to any Person or is granted by any Person any license, sublicense, right, consent or non-assertion under or with respect to any material Intellectual Property, other than (A) Contracts pursuant to which the Company is granted any license to use any Off-the-Shelf Software and (B) Non-Scheduled Contracts;

(xiv) any Contract relating to the provision of liquidity for or facilitation of trading in any digital currency or cryptocurrency, or any other blockchain-based token or asset;

(xv) any Contract relating to the storage, safe-keeping, or custody of digital currency or cryptocurrency, or any other blockchain-based tokens or assets;

(xvi) any Contract for insurance or indemnification relating to the trading, custody, or possession of digital currency or cryptocurrency, or any other blockchain-based tokens or assets;

(xvii) any Contract with a Significant Customer or a Significant Supplier; and

(xviii) any Contract not otherwise listed above that is material to the Company or its business, operations, financial condition, properties or assets.

(b) Except as set forth on Schedule 3.13(b), (i) since the Balance Sheet Date, the Company has not received any written notice of any default or event that (with due notice or lapse of time or both) would constitute a default by the Company under any Material Contract, other than defaults that have been cured or waived in writing, (ii) each Material Contract is a legal, valid, and binding obligation of the Company and is in full force and effect (except to the extent subject to, and limited by, the Enforceability Exceptions), and (iii) to the Company’s Knowledge, no other party to any Material Contract is (with or without the lapse of time or the giving of notice, or both) in material breach of or in material default under any Material Contract. The Company has Made Available to Purchaser true, correct, and complete copies of each of the Material Contracts, together with all amendments thereto.

3.14 Labor & Employment Matters.

(a) The Company has Made Available to Purchaser a complete and correct list of the following information for each Person listed in Schedule 1.1(a)(i): (i) name (to the extent permitted by applicable Law) (ii) job position or title, (iii) hourly wage or annualized base salary (as applicable), (iv) current commission and bonus opportunities (target and maximum) and any amounts paid with respect to the current and immediately preceding calendar years, (v) classification as full-time, part-time, temporary or seasonal, (vi) classification as exempt or non-exempt under applicable Law, (vii) accrued but unused vacation, sick leave, or PTO balance (as applicable), (viii) visa type (if any), (ix) commencement date of employment with the Company, (x) work location (including city and state), and (xi) leave status (including anticipated return to work date). The employment of all Business Employees located in the United States is terminable at will. To the Knowledge of the Company and Seller, no Business Employee has submitted his or her resignation to any Seller Parent Group Member. The Company is not the employing entity of any Business Employees or other employees.

(b) The Company has Made Available to Purchaser a complete and correct list of all individual independent contractors or consultants currently or in the previous one year engaged by any Seller Parent Group Member to perform services for the Company, and for each such individual, his or her: (i) fee or compensation arrangements, (ii) date of commencement of the engagement, (iii) date of termination of the engagement (if applicable), (iv) service location (including city and state); (v) description of services provided, (vi) notice required to terminate the relationship; and (vii) confirmation as to whether a written independent contractor agreement exists. The Company is not a direct counterparty to any Contract with any individual independent contractor that provides services to the Company.

(c) Except as would not be expected to result in liability to the Company, all Company Service Providers are and have been at all times legally permitted to be employed or engaged in the jurisdiction and capacity in which employed or engaged by any Seller Parent Group Member.

(d) The Company, and any applicable Affiliate thereof with respect to the engagement of individuals to perform services for the Company, has, and in the three years prior to the Agreement Date have had, no material liability with respect to (i) classification of any Person as an independent contractor, consultant, advisor, or similar service provider rather than as an employee, (ii) any Person leased from another employer, or (iii) any classification of any employee currently or classified as exempt from overtime wages.

(e) With respect to any Company Service Provider, the Company and any applicable Affiliate thereof (i) is and are, and in the three years prior to the Agreement Date has and have been in compliance in all material respects with all applicable Laws respecting employment, including, without limitation, employment practices, terms and conditions of employment, discrimination, harassment, retaliation, wages and hours, overtime pay, equal opportunity, work authorization, occupational health and safety, COVID-19, termination or discharge, plant closing and mass layoff requirements, affirmative action, workers’ compensation, disability accommodations, unemployment compensation, whistleblower laws, collective bargaining, the requirements of the Family and Medical Leave Act of 1993; (ii) is and are not liable for any arrears of wages or compensation; and (iii) is not and are not liable for any material liability to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority with respect to unemployment compensation benefits, social security or any other applicable social insurance, or other benefits or obligations (other than routine payments to be made in the ordinary course of business).

(f) With respect to Business Employees, there are no pending or, to the Knowledge of the Company and Seller, threatened Actions against any Seller Parent Group Member thereof under any worker’s compensation policy or long-term disability policy.

(g) The Company is not a party to any Labor Agreement, and to Seller’s Knowledge no Company Service Provider of any Seller Parent Group Member is represented by any Labor Entity with respect to such Person’s relationship with any Seller Parent Group Member.

(h) There is no pending, and in the last three years there has not been any, strike, work stoppage or slowdown involving any Seller Parent Group Member with respect to any Company Service Provider of any Seller Parent Group Member, and none, to the Company’s and Seller’s Knowledge, is threatened.

(i) There is no Action brought by or on behalf of any Labor Entity that is pending or, to the Company’s or Seller’s Knowledge, threatened against any Seller Parent Group Member that employs or engages any Company Service Provider.

(j) To the Company’s and Seller’s Knowledge, no union organization or similar campaign is in progress with respect to any Business Employees.

(k) The Company has not, and, with respect to current Company Service Providers of any Seller Parent Group Member, no applicable Affiliate of the Company has, engaged in any unfair labor practice, as defined in the National Labor Relations Act (29 U.S.C. § 151 et seq.) or other applicable Laws.

(l) No Seller Parent Group Member is or in the three years prior to the Agreement Date has been a party to any Action or has received written notice of any threatened Action, in which any Seller Parent Group Member is, or was, alleged to have violated any Contract or applicable Law relating to the employment or engagement of any Company Service Provider. To the Company’s and Seller’s Knowledge, there is no pending, threatened, and neither the Company nor any Affiliate thereof has received notice of any, investigation or audit by a Governmental Authority responsible for the enforcement of labor, immigration or employment regulations, with respect to any Company Service Provider, and neither the Company nor any Affiliate thereof has been found by any Governmental Authority to have engaged in any unfair labor practice, as defined in the National Labor Relations Act (29 U.S.C. § 151 et seq.) or other applicable Laws with respect to any Business Employee.

(m) There has been no “mass layoff” or “plant closing” or other such similar occurrence within the meaning of the WARN Act with respect to the Company within the three years prior to the Agreement Date.

(n) The Company is not subject to any affirmative action obligations under any Law, including Executive Order 11246, nor is the Company a government contractor or subcontractor for purposes of any Law with respect to the terms and conditions of employment, including the Service Contracts Act or prevailing wage Laws.

(o) To the Company’s and Seller’s Knowledge, no Company Service Provider of a Seller Parent Group Member is in violation of, or has been threatened in writing to be in violation of, (i) any material term of any employment or independent contractor Contract or (ii) any term of any other Contract or any restrictive covenant relating to the right of any such Business Employee to be employed by or to render services to the Company or its Affiliates or to use proprietary information of others.

3.15 Employee Benefits.

(a) Schedule 3.15(a) contains a list of each material Company Plan and each material Seller Benefit Plan. With respect to each material Company Plan, the Company has provided or Made Available to Purchaser accurate and complete copies of all documents embodying such material Company Plan and each of the following, as and to the extent applicable: (i) the plan document together with all amendments thereto; (ii) any trust agreements and insurance policies or contracts; (iii) the most recent summary plan description; (iv) in the case of any plan that is intended to be qualified under Section 401(a) of the Code, the most recent determination, opinion, or advisory letter from the IRS; (v) all material written agreements and contracts relating to the Company Plan, including administrative service agreements and group insurance contracts; (vi) all material non-routine correspondence to or from any governmental agency relating to any Company Plan; (vii) non-discrimination testing for each Company Plan for the three most recent plan years; and (viii) the three most recently filed Form 5500s. There is no fact, condition, or circumstance since the date the documents were provided in accordance with the immediately preceding sentence that would materially affect the information contained therein and, in particular, and without limiting the generality of the foregoing, no promises or commitments have been made to amend any Company Plan. With respect to each material Seller Benefit Plan, the applicable Seller Parent Group Member has provided or Made Available to Purchaser complete copies, to the extent applicable, of: (i) either the plan document, including any amendments thereto or a summary description that includes all material terms of such plan and (ii) the most recent IRS opinion, advisory, or determination letter.

(b) Each Company Plan has been, in all material respects, established and administered in accordance with its terms and in compliance with applicable Law and, except as would not reasonably be expected to result in any liability to Purchaser, each Seller Benefit Plan has been operated in material compliance with its terms and applicable Law. The Company and each ERISA Affiliate (to the extent such ERISA Affiliate’s inaction or action could result in any liability or obligation with respect to the Company) has timely made all contributions and other payments required by and due under the terms of each Company Plan. Each Company Plan and Seller Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code (each, a “401(k) Plan”) has received an IRS determination letter or is the subject of an IRS opinion or advisory letter and, to the Company’s and Seller’s Knowledge, nothing has occurred that would reasonably be expected to result in any such Company Plan not being so qualified. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Plan. The Company is not subject to any penalty or Tax with respect to any Company Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code.

(c) No Company Plan is, and neither the Company nor any ERISA Affiliate has, during the six year period prior to the Agreement Date, maintained, sponsored, participated in, contributed to, or had any obligation to (i) any plan subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA, or Section 412 of the Code, (ii) any “multiemployer plan” as defined in Section 3(37) of ERISA, or (iii) any “multiple employer plan” as defined in ERISA or Section 413(c) of the Code. No Company Plan is (i) a “funded welfare plan” within the meaning of Section 419 of the Code, (ii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), or (iii) a self-insured plan that provides medical benefits to employees (including any such plan pursuant to which a stop-loss policy or contract applies).

(d) There are no material (i) Actions, (ii) audits, inquiries, or proceedings by any Governmental Authority, or (iii) claims that, in each case, have been asserted or instituted or, to the Company’s and Seller’s Knowledge, threatened or reasonably anticipated with respect to any Company Plan other than routine claims for benefits. There are no material Actions or claims that, in each case, involve a Business Employee and have been asserted or instituted or, to the Company’s and Seller’s Knowledge, threatened or reasonably anticipated with respect to any Seller Benefit Plan other than routine claims for benefits.

(e) Except as required under Section 601 et seq. of ERISA or Section 4980B of the Code (or similar state Law) or for continued benefits through the end of the month in which termination of employment occurs, no Company Plan provides benefits or coverage in the nature of health, life, or disability insurance or other employee welfare benefits following retirement or other termination of employment.

(f) Except as set forth on Schedule 3.15(f) or as otherwise contemplated by this Agreement, neither the execution and delivery of this Agreement nor the approval or consummation of the Transactions will (i) result in any compensation becoming due to any Business Employee, (ii) increase any payments or benefits payable to any Business Employee under any Company Plan or Seller Benefit Plan, (iii) result in the acceleration of the time of payment, funding, or vesting of any payments or benefits to any Business Employee under any Company Plan or Seller Benefit Plan, or (iv) result in any forgiveness of indebtedness of any Business Employee.

(g) No Seller Parent Group Member is a party to any agreement, Contract, arrangement, or plan that, separately or in the aggregate, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G of the Code or that would be characterized as a “parachute payment” within the meaning of Section 280G(b)(2) of the Code in connection with the transactions contemplated by this Agreement. The transactions contemplated by this Agreement will not result in a “change in ownership or control” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) of any Seller Parent Group Member. There is no Contract to which any Seller Parent Group Member is a party, covering any Business Employee, which individually or collectively would require any Seller Parent Group Member to pay a Tax gross-up payment to, or otherwise indemnify or reimburse, any Business Employee for Taxes under Section 4999 of the Code.

(h) Each Company Plan and each Seller Benefit Plan (solely with respect to a Business Employee’s participation) that is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) subject to Section 409A of the Code (or any state Law equivalent) and the regulations and guidance thereunder at all times has been in material documentary and operational compliance with Section 409A of the Code. There is no Contract to which any Seller Parent Group Member is a party covering any Business Employee, which individually or collectively would require any Seller Parent Group Member to pay a Tax gross-up payment to, or otherwise indemnify or reimburse, any Business Employee for Taxes under Section 409A Code.

(i) With respect to each Company Plan that covers any Business Employee who performs services outside the United States and is subject to Laws of a jurisdiction outside the United States, (i) each such Company Plan required to be registered has been registered and is in good standing with applicable Governmental Authorities, (ii) all contributions required to be made to or in connection with each such Company Plan have been made, and (iii) each such Company Plan has been, in all material respects, established and administered in accordance with its terms and all applicable Laws.

3.16 Intellectual Property and Data Privacy.

(a) Schedule 3.16(a) sets forth a list of all (i) registrations and applications for registration of Owned Intellectual Property (“Company Registered Intellectual Property”) including, for each item listed, the record owner, jurisdiction, and issuance, registration, or application number and date, as applicable, of such item and (ii) material Company Software. All registrations set forth on Schedule 3.16(a) are valid and in force, and enforceable, and all applications set forth on Schedule 3.16(a) are pending and in good standing.

(b) All Owned Intellectual Property, including all Company Registered Intellectual Property, is (and following the Closing will be) fully transferable, alienable or licensable by the Company and, immediately following the Closing, Purchaser free and clear of all Liens (other than Permitted Liens) and without restriction and without payment of any kind to any third party. The Company exclusively owns all right, title and interest to all Owned Intellectual Property, including all Company Registered Intellectual Property, free and clear of any Liens.

(c) The Company owns or has a valid right to use in the manner currently used, all Intellectual Property and technology necessary for the conduct of the business of the Company as currently conducted (the “Company Intellectual Property”). No current or former employee, contractor, or consultant of the Company owns any rights in or to any Owned Intellectual Property including rights to receive payment. The Company has, and enforces, a policy requiring each current and former employee, contractor, or consultant to execute a valid and enforceable proprietary information, confidentiality and assignment agreement sufficient to irrevocably assign any Intellectual Property developed by such employee for the Company or an Affiliate to the Company or Affiliate. No government funding or facilities of any university, college, or other educational institution or research center was used in the development of any Owned Intellectual Property. No current or former employee, consultant or independent contractor of the Company who was involved in, or who contributed to, the creation or development of any Owned Intellectual Property, has performed services for the government, a university, college or other educational institution, or a research center, during a period of time during which such employee, consultant or independent contractor was also performing services for the Company.

(d) To the Knowledge of the Company, there are no legal opinions to the effect that any of the subject matters of the Owned Intellectual Property may be or are invalid or unenforceable, or official actions or other notices from any Governmental Authority that any of the subject matters or claims of pending applications for registration constituting any of such Owned Intellectual Property are unregistrable. No Owned Intellectual Property or Company Product is subject to any proceeding or outstanding decree, order, judgment or settlement agreement or stipulation that restricts in any manner the use, provision, transfer, assignment or licensing thereof by the Company or may affect the validity, use or enforceability of such Owned Intellectual Property.

(e) Except as set forth on Schedule 3.16(e), since January 1, 2020, the operation of the Company, including the design, development, use, import, branding, advertising, promotion, marketing, manufacture and sale of any Company Product has not and does not infringe upon, misappropriate, or violate any Intellectual Property of any Person. Since January 1, 2020, the Company has not received any written notice from any Person: (A) alleging that the conduct of the business of the Company as currently conducted infringes, constitutes a misappropriation of or violates any Intellectual Property of any Person in any material respect; or (B) challenging the ownership by the Company of or the validity or enforceability of any Owned Intellectual Property.

(f) To the Company’s Knowledge, since January 1, 2020, no other Person has infringed, misappropriated, or violated, in any material respect, any Owned Intellectual Property. Except as disclosed on Schedule 3.16(f), since January 1, 2020, the Company has not sent any charge, complaint, claim, demand, or notice alleging interference, infringement, dilution, misappropriation, or violation of any Owned Intellectual Property. The Company has the exclusive right to bring actions against any Person that is infringing any Owned Intellectual Property and to retain for themselves any damages recovered in any such action.

(g) The Transactions are not reasonably expected to and will not, individually or in the aggregate, solely as a result of any Contract that Company has entered into: (i) negatively impact the Company’s legal right and ability to continue using the Company Intellectual Property (except with respect to Retained Marks, which are subject to the terms in Section 7.5) immediately after the Closing to the same extent as the Company Intellectual Property is used immediately prior to the Closing; (ii) result in Purchaser or any of its Affiliates granting to any third party any right to or with respect to any Intellectual Property owned by or licensed to any of them; (iii) result in Purchaser or any of its Affiliates being bound by or subject to any non-compete or other material restriction on the operation or scope of their respective businesses; or (iv) Purchaser, or any of its Affiliates being obligated to pay any royalties or other material amounts.

(h) The Company is not a member of, and has not actively participated in, any organization, body or group which is engaged in or which has, or is in the process of, setting, establishing or promulgating any industry or product standards or the terms under which Intellectual Property is required to be licensed; and none of the Company Products practice, or require a license with respect to any industry standards.

(i) The Company has not used any Copyleft Software that requires, as a condition of use, modification or distribution of such Copyleft Software or that the Company’s Products, the Owned Intellectual Property, or other Software incorporated into, derived from or distributed with such Copyleft Software be (i) disclosed or distributed in source code form, (ii) be licensed for the purpose of making derivative works, or (iii) be redistributable at no charge or with any restriction on the consideration charged therefor.

(j) Neither the Company, nor any other Person acting on its behalf has disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any source code that is Owned Intellectual Property, other than disclosures to employees, consultants or independent contractors of the Company bound by a confidentiality agreement including customary confidentiality terms sufficient to protect the proprietary interests of the Company. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) would reasonably be expected to, result in the disclosure or delivery by the

Company or any Person acting on its behalf to any Person of any source code that is Owned Intellectual Property. There are no Contracts pursuant to which (i) the Company has deposited, or is or may be required to deposit, with an escrow agent or any other Person, any source code that is Owned Intellectual Property, or (ii) execution of this Agreement or any of the other transactions contemplated by this Agreement, could result in the release from escrow of any source code that is Owned Intellectual Property.

(k) All Company Products and Owned Intellectual Property (and all parts thereof) are free of any disabling codes or instructions, timer, copy protection device, clock, counter or other limiting design or routing and any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of such Company Product (or all parts thereof) or data or other software of users or otherwise cause them to be incapable of being used in the full manner for which they were designed.

(l) Except as set forth on Schedule 3.16(l), the Company is, and has at all times during the five years prior to the Agreement Date been, in compliance in all material respects with all Privacy and Data Processing Requirements. The Company has, and at all applicable times has had, all rights, consents, and authorizations to Process Company Data as Processed by or for the Company. There is no, and has been no, breach, security incident, or successful ransomware, denial of access attack, denial of service attack, hacking, or similar event with respect to any System, nor any accidental, unlawful, or unauthorized access to, or other Processing of, Company Data, and no circumstance has arisen that would require notification to any Governmental Authority or other Person of any of the foregoing under applicable Privacy and Data Processing Requirements. There is no, and has been no, complaint or Action from any Governmental Authority or other Person against or to the Company (i) relating to the Processing of Company Data, privacy, data protection, or security, (ii) alleging noncompliance with any applicable Privacy and Data Processing Requirement, or (iii) relating to the confidentiality, availability, or integrity of any System or Company Data. Neither the execution, delivery, or performance of this Agreement or any of the other agreements contemplated by this Agreement, nor the consummation of the Transactions, will violate in any material respect any applicable Privacy and Data Processing Requirement.

(m) The Company has at all times during the three years prior to the Agreement Date maintained a reasonable and appropriate information security program that includes safeguards designed to protect the security, confidentiality, and integrity of the Systems and Company Data in the Company’s possession or control. The Company has resolved or remediated any material privacy, data protection, or security issues or vulnerabilities identified by or to the Company. The Company’s information technology systems operate and perform in a manner sufficient to conduct the business of the Company.

3.17 Brokers and Finders. The Company has not, directly or indirectly, entered into any agreement with, retained or authorized any Person to act on behalf of the Company who would be entitled to any financial advisor, investment banking, brokerage, finder’s or other fee or commission in connection with the Transactions.

3.18 Books and Records. The Company has Made Available to Parent and Purchaser complete and correct copies of the minute books, membership interest ledgers, and other similar records, each as amended to date, of the Company. The minute books of the Company accurately reflects all corporate actions of the Company which are required by Law, the Organizational Documents of the Company or any applicable Contract to be passed upon by the members of the Company. The Company has maintained books and records that accurately and fairly reflect, in all material respects, the business activities of the Company. The Company has not engaged in any material transaction, maintained any bank account or used any corporate funds except as reflected in its books and records. At the Closing, the minute books and other books and records of the Company will be in the possession of the Company.

3.19 Sufficiency of Assets. Except as set forth on Schedule 3.19, assuming (a) that Seller provides (or causes to be provided) the services and access to assets pursuant to the Transition Services Agreement, the Commercial Agreement and this Agreement and (b) that Purchaser or its Affiliates (including the Company) employs or engages substantially all Business Employees, the Company’s assets (including its digital assets) and the services to be provided to the Company under the Transition Services Agreement, the Commercial Agreement, this Agreement and otherwise by the Business Employees, together, constitute (i) substantially all of the assets and rights used in the Covered Business immediately prior to the Closing, other than the Retained Marks, and (ii) substantially all of the assets of the Company and Seller necessary for Parent and Purchaser to (1) operate the Covered Business in the same manner as operated by the Company and Seller in the 12 month period prior to the Closing, except where the omission of such asset would not materially impede Parent or Purchaser’s operation of the Covered Business and (2) cause the Company to comply with the terms of each Material Contract and the Commercial Agreement.

3.20 Bank Accounts. Schedule 3.20 sets forth a true, correct, and complete list of the names and locations of all banks in which the Company has depository bank accounts, safe deposit boxes, or trusts, the account numbers of such accounts, and pursuant to a separate confidential letter delivered directly to Parent by Seller, the names of persons authorized to draw thereon or otherwise have access thereto.

3.21 Certain Transactions. Except as set forth on Schedule 3.21, none of Seller, nor the stockholders, equityholders, members, managers, officers, or employees of the Company or Seller, nor any immediate family member of any of them has any direct or indirect ownership, participation, royalty or other interest in, or is a manager, member, officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Company (except with respect to any interest in less than one percent (1%) of the stock of any corporation whose stock is publicly traded). Except as set forth on Schedule 3.21, none of such managers, members, officers, directors or employees or any member of their immediate families, is a party to, or otherwise directly or indirectly interested in, any Contract to which the Company is a party or by which the Company or any of its assets or properties may be bound, except with respect to normal compensation for services as a manager, member, officer, director or employee thereof. None of such managers, members, officers, directors, employees or immediate family members has any interest in any property, real or personal, tangible or intangible that is used in, or that relates to, the Company.

3.22 Filings. None of the information relating to the Company furnished to Parent or Purchaser in writing by the Company for inclusion or use in any Parent SEC Document or in any amendment or supplement thereto contained, as of the date of such furnishing, any untrue statement of a material fact, or omission to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.23 Anti-Corruption and Anti-Bribery Laws. Except as set forth on Schedule 3.23, the Company and its Affiliates, and, each of their Representatives and any other Person associated with or acting on their behalf, (a) have at all times been, and are currently, fully in compliance with all applicable Anti-Corruption Laws and (b) have not, in connection with the operation of its business, directly or indirectly: (i) used any corporate funds for unlawful contributions, payments, gifts or entertainment or other unlawful expenses in violation of Anti-Corruption Laws; or (ii) made, offered, authorized, promised to make, accepted or received any unlawful contributions, payments, expenditures, gifts, services of value, advantage, entertainment or other unlawful expenses, contribution, bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, or similar incentive in violation of Anti-Corruption Laws. Except as set forth on Schedule 3.23, none of the Company and its Affiliates, (including their officers, directors, employees acting on their behalf) nor, to the Knowledge of the Company, any other Person associated with or acting on their behalf, have offered, made, promised to make, or authorized the making of any gift or payment of money or anything of value either directly or indirectly to any Person (including any Governmental Official) for purposes of (A) influencing any act or decision of any Person or Governmental Official in their official capacity, (B) inducing any Person or Governmental Official to do or omit to do any act in violation of their lawful duty, (C) securing an improper advantage or (D) inducing any Person or Governmental Official to use their influence improperly, including with a Governmental Authority to affect or influence any act or decision, including of any Governmental Authority, in order to obtain, retain or direct or assist in obtaining, retaining or directing business to any Person, in each case of clauses (A), (B), (C) and (D), in violation of Anti-Corruption Laws. No officer, director, employee or, to the knowledge of the Company, majority owner of the Company is a Governmental Official. None of the Company and its Affiliates, (including their officers, directors, employees acting on their behalf) nor, to the Knowledge of the Company, any agent or other Person associated with or acting on their behalf, have ever employed or retained any Governmental Official as a consultant or advisor in connection with the business of the Company or its Affiliates. The Company has implemented policies, procedures and internal controls reasonably designed to prevent the Company and its Affiliates, and each of their Representatives and any other Person associated with or acting on their behalf, from violating the Anti-Corruption Laws. There are no pending or threatened claims, charges, investigations, violations, settlements, civil or criminal enforcement actions, lawsuits, or other court actions against the Company or its Affiliates with respect to any Anti-Corruption Laws nor is there any basis therefor. Neither the Company nor its Affiliates have ever received an allegation, whistleblower complaint, or conducted any investigation regarding compliance or noncompliance with the Anti-Corruption Laws.

3.24 Customers and Suppliers.

(a) Schedule 3.24(a) sets forth the top 10 customers (or group of affiliated customers) of the Company based on revenue during each of the (1) 12-month period ending on December 31, 2021 and (2) the year-to-date period ending on the last day of the calendar month immediately preceding the Agreement Date (each a “Significant Customer”). As of the Agreement Date, none of the Significant Customers has terminated or cancelled its relationship with the Company and all Significant Customers are current in their payment of invoices. The Company has not since January 1, 2021 through the date of this Agreement had, any material disputes with any Significant Customer. To the Knowledge of the Company, as of the date of this Agreement, there is not any material dissatisfaction on the part of any Significant Customer or any facts or circumstances that could reasonably be expected to lead to such material dissatisfaction. Since January 1, 2021 through the date of this Agreement, the Company has not received any written or oral notice from any Significant Customer that such customer will not continue as a customer or that such partner intends to terminate, breach or request a material modification to existing Contracts with the Company. The Company has not issued any credits or made any payments to any customer pursuant to service level agreements or similar obligations in a Contract with respect to uptime, latency, support or maintenance.

(b) Schedule 3.24(b) sets forth the top 10 vendors and suppliers of products and services to the Company (including, for avoidance of doubt, providers of custodial services) based on amounts paid or payable by the Company to such vendors and suppliers during each of (i) the twelve 12-month period ending on December 31, 2021 and (ii) the year-to-date period ending on the last day of the calendar month immediately preceding the Agreement Date (each, a “Significant Supplier”). The Company is current in its payments consistent with the payment schedule for such Significant Supplier established and agreed in the ordinary course of business to all Significant Suppliers and the Company has not, and since January 1, 2021 has not had, any material dispute concerning Contracts with or products or services provided by any Significant Supplier that arose or remain unresolved. To the Knowledge of the Company there is no material dissatisfaction on the part of any Significant Supplier or any facts or circumstances that could reasonably be expected to lead to such material dissatisfaction. The Company has not received any written or oral notice from any Significant Supplier that such supplier shall not continue as a supplier to the Company or, following the Closing, Parent or any of its Affiliates or that such supplier intends to terminate, breach or not renew existing Contracts with the Company or, following the Closing, Parent or any of its Affiliates. The Company has access, on commercially reasonable terms, to all products and services reasonably necessary to carry on the Company’s business, and to the Knowledge of the Company there is no reason why the Company would not continue to have such access on commercially reasonable terms.

3.25 No Other Representations or Warranties. Except for the representations and warranties contained in this Article 3, neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or with respect to any other information provided to Purchaser or its Representatives, and the Company disclaims any other representations or warranties, whether made by the Company or any of its respective Affiliates, officers, directors, employees, agents, or Representatives.

ARTICLE 4.

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby makes the representations and warranties contained in this Article 4 to Parent and Purchaser:

4.1 Organization, Good Standing, and Other Matters. Seller is duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization and has all requisite power and authority to own and lease its properties and to carry on its business as now being conducted.

4.2 Authority and Enforceability. Seller has all requisite power and authority to execute and deliver this Agreement and each other agreement, document, instrument, or certificate contemplated by this Agreement or to be executed by Seller in connection with the Transactions (the “Seller Documents”), to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery, and performance of this Agreement and the Seller Documents by Seller, and the consummation by Seller of the Transactions, have been duly authorized by all necessary corporate action on the part of Seller. This Agreement has been, and each Seller Document will be at or prior to the Closing, duly executed and delivered by Seller and, assuming the due execution and delivery by the other parties hereto or thereto, constitutes a valid and binding obligation of Seller enforceable against it in accordance with its respective terms, except to the extent that such enforceability may be subject to, and limited by, the Enforceability Exceptions.

4.3 No Conflict; Required Filings and Consents. Except (a) as required by the Antitrust Laws that require the consent, waiver, approval, Order or Permit of, or declaration or filing with, or notification to, any Person or Governmental Authority, and (b) such filings as may be required in connection with the Transfer Taxes described in Section 2.7, the execution and delivery of this Agreement and of the Seller Documents and the consummation of the Transactions by Seller will not, (i) violate the provisions of the Organizational Documents of Seller, (ii) violate any Law or Order to which Seller is subject or by which its properties or assets are bound, (iii) require Seller to obtain any consent or approval, or give any notice to, or make any filing with, any Governmental Authority on or prior to the Closing Date, (iv) result in a breach of or constitute a default (with or without due notice or lapse of time or both), give rise to any right of termination, cancellation or acceleration under, or require the consent of any third party to, any material Contract to which Seller is a party, or (v) result in the imposition or creation of any Lien upon or with respect to any of the assets or properties of Seller; excluding from the foregoing clauses (ii) through (v) consents, approvals, notices and filings the absence of which, and violations, breaches, defaults, rights of acceleration, cancellation or termination, and Liens, the existence of which would not, individually or in the aggregate, (A) have a material adverse effect on the ability of Seller to perform its obligations under this Agreement or (B) otherwise prevent, hinder, or delay the consummation of the Transactions.

4.4 Membership Interests. Seller is the sole beneficial and record owner of, and has good and valid title to, the Membership Interests, free and clear of any Liens (except for Liens imposed under applicable federal or state securities Laws, Liens under the governing documents of the Company and Liens that will be released at the Closing). Other than this Agreement and as set forth on Schedule 3.2, Seller is not party to any agreement, whether written or oral, relating to the issuance, acquisitions (including rights of first refusal or preemptive rights), disposition, transfer or voting of the Membership Interests or any other interests in the Company. Assuming Purchaser has the requisite power and authority to be the lawful owner of the Membership Interests, upon Seller’s receipt of its consideration set forth in Section 2.5(b) in full and the payment and satisfaction in full of all of the obligations under the Payoff Letters, good and valid title to the Membership Interests will pass to Purchaser, free and clear of any Liens (except for Liens imposed under applicable federal or state securities Laws and Liens arising out of acts of Purchaser or its Affiliates).

4.5 Litigation. There is no Action pending or, to the Seller’s Knowledge, threatened against Seller or, to Seller’s Knowledge, any director, officer, employee or agent of Seller, nor does Seller intend to initiate any Action, relating to Seller’s ownership of the Membership Interests. Seller is not a party or subject to any Order relating to the same.

4.6 Investment Intention. Seller is acquiring Parent Stock solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof other than in compliance with all applicable Laws, including United States federal securities laws. Seller agrees that the Parent Stock may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities laws, except pursuant to an exemption from such registration under the Securities Act and such applicable Laws. Seller is an accredited investor (as defined in Rule 501(a) of Regulation D promulgated under the Securities Act), is able to bear the economic risk of holding the Parent Stock for an indefinite period (including total loss of its investment), and (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of their investment.

4.7 Brokers and Finders. Seller has not, directly or indirectly, entered into any agreement with, retained or authorized any Person to act on behalf of Seller who would be entitled to any financial advisor, investment banking, brokerage, finder’s or other fee or commission in connection with the Transactions.

4.8 Solvency. Seller is not entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors of Seller. Immediately after giving effect to all of the Transactions and assuming satisfaction of the conditions to each of Parent’s and Purchaser’s obligation to consummate the Transactions as set forth herein, the accuracy of the representations and warranties of Parent and Purchaser set forth herein and the performance by each of Parent and Purchaser of its obligations hereunder in all material respects, Seller will be Solvent.

4.9 Investigation and Agreement by Seller; Non-Reliance of Seller; No Other Representations and Warranties.

(a) Seller acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, Contracts, and other assets of Parent and Purchaser which it and its Representatives have desired or requested to review, and that it and its Representatives have had full opportunity to meet with the management of Parent and Purchaser and to discuss the business and assets of Parent and Purchaser. Seller acknowledges and agrees that it has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning (i) each of Parent and Purchaser and its respective businesses and operations; (ii) the risks and regulations associated with such business and operations, including those associated with custody of digital currency or cryptocurrency, and other blockchain-based tokens and assets; and (iii) the SEC’s indication that it is considering whether or not the hosting of cryptocurrency on platforms such as Parent’s and Purchaser’s is the unlawful unregistered trading of securities.

(b) Except for the specific representations and warranties expressly made by Parent or Purchaser in Article 5, Seller acknowledges and agrees that (i) none of Parent, Purchaser or their respective Representatives is making or has made any representation or warranty, expressed or implied, at law or in equity, in respect of Parent, Purchaser, the Parent Stock or any of the businesses, assets, liabilities, operations, prospects, or condition (financial or otherwise) of Parent or Purchaser, including with respect to merchantability or fitness for any particular purpose of any assets, the nature or extent of any liabilities, the prospects of the business of Parent or Purchaser, the effectiveness or the success of any operations, or the accuracy or completeness of any Parent SEC Documents (except to the extent such Parent SEC Documents qualify the representations and warranties made by Parent or Purchaser in Article 5), confidential information memoranda, documents, projections, material, or other information (financial or otherwise) regarding Purchaser or Parent furnished to Parent or Purchaser or their Representatives or Made Available to Parent or Purchaser or their Representatives in any “data rooms,” “virtual data rooms,” management presentations, or in any other form in expectation of, or in connection with, the Transactions, or in respect of any other matter whatsoever, and (ii) no officer, director, manager, stockholder, member, agent, Affiliate, advisor, Representative, or employee of Parent or Purchaser has any authority, express or implied, to make any representations, warranties, or agreements not specifically set forth in this Agreement and subject to the limited remedies herein provided.

(c) Other than the specific representations and warranties expressly set forth in Article 5, Seller specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that purportedly have been made by any Person, and acknowledges and agrees that each of Parent, Purchaser and their respective Affiliates and Representatives has specifically disclaimed and does hereby specifically disclaim, and shall not have or be subject to any liability for reliance on, any such other representation or warranty purportedly made by any Person. Seller specifically waives any obligation or duty by Parent, Purchaser or any of their respective Affiliates and Representatives to make any disclosures of fact not required to be disclosed pursuant to the specific representations and warranties expressly set forth in Article 5 and disclaims reliance on any information not specifically required to be provided or disclosed pursuant to the specific representations and warranties set forth in Article 5.

(d) Seller is acquiring Parent Stock subject only to the specific representations and warranties expressly set forth in Article 5.

4.10 No Other Representations or Warranties. Except for the representations and warranties contained in this Article 4, neither Seller nor any other Person on behalf of Seller makes any other express or implied representation or warranty with respect to Seller or with respect to any other information provided to Purchaser or its Representatives, and Seller disclaims any other representations or warranties, whether made by Seller or any of its Affiliates or Representatives.

ARTICLE 5.

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as disclosed in the Parent SEC Documents filed with or furnished to the SEC and publicly available on EDGAR at least two Business Days prior to the Agreement Date (excluding any risk factor or forward-looking disclosures contained in such documents under the heading “Risk Factors,” and any disclosure of risks included in any “forward-looking statements” disclaimer, or other statements that are similarly nonspecific or predictive, cautionary, or forward-looking), Parent and Purchaser hereby make the representations and warranties contained in this Article 5 to Seller and the Company:

5.1 Organization, Good Standing, and Other Matters. Each of Parent and Purchaser is duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization and has all requisite power and authority to own its properties and to carry on its business as now being conducted. Each of Parent and Purchaser is duly qualified or licensed to conduct its business as currently conducted and is in good standing in each jurisdiction in which the location of the property owned, leased, or operated by it or the nature of its business makes such qualification necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, have a material adverse effect on its ability to consummate the Transactions.

5.2 Authority and Enforceability. Each of Parent and Purchaser has all requisite power and authority to execute and deliver this Agreement and each other agreement, document, instrument, or certificate contemplated by this Agreement to which it is, or is to be, a party, or to be executed by Purchaser or Parent in connection with the Transactions (the “Purchaser Documents”) to perform its obligations hereunder and to consummate the Transactions. The execution, delivery, and performance of this Agreement and the Purchaser Documents by Parent and Purchaser, as applicable, and the consummation of the Transactions, have been duly authorized and approved by the board of directors (or equivalent governing body) of each of Parent and Purchaser, and no other action on the part of Parent, Purchaser or their respective shareholders, partners or members, as applicable, is necessary to authorize the execution, delivery, and performance of this Agreement and the Purchaser Documents by Parent or Purchaser and the consummation of the Transactions. This Agreement has been, and each Purchaser Document to which Parent is to be a party, will be at or prior to the Closing, duly executed and delivered by Parent and, assuming the due execution and delivery by the other parties hereto or thereto, constitutes a valid and binding obligation of Parent enforceable against Parent in accordance with its respective terms, except to the extent that such enforceability may be subject to, and limited by, the Enforceability Exceptions. This Agreement has been, and each Purchaser Document to which Purchaser is to be a party, will be at or prior to the Closing, duly executed and delivered by Purchaser and, assuming the due execution and delivery by the other parties hereto or thereto, constitutes a valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its respective terms, except to the extent that such enforceability may be subject to, and limited by, the Enforceability Exceptions.

5.3 No Conflict: Required Filings and Consents. Except (a) as required by the Antitrust Laws that require the consent, waiver, approval, Order or Permit of, declaration or filing with, or notification to, any Person or Governmental Authority, (b) as required by federal and state securities Laws and the rules and regulations of NYSE, which such consents, waivers, approvals, Orders or Permits, declarations or filings, or notifications shall be made or obtained, as applicable prior to the Closing Date, (c) such filings as may be required in connection with the Transfer Taxes described in Section 2.7, and (d) as otherwise set forth in Schedule 5.3, the execution and delivery of this Agreement and of the Purchaser Documents to which it is to be a party and the consummation of the Transactions by each of Parent and Purchaser will not (i) violate the provisions of its respective Organizational Documents, (ii) violate any Law or Order to which it is subject or by which any of its properties or assets are bound, (iii) require it to obtain any consent or approval, or give any notice to, or make any filing with, any Governmental Authority on or prior to the Closing Date, (iv) result in a breach of or constitute a default (with or without due notice or lapse of time or both), give rise to any right of termination, cancellation, or acceleration under, or require the consent of any third party to, any material Contract to which it is a party, or (v) result in the imposition or creation of any Lien upon or with respect to any of its assets or properties; excluding from the foregoing clauses (ii) through (v) consents, approvals, notices, and filings the absence of which, and violations, breaches, defaults, rights of acceleration, cancellation, or termination, and Liens, the existence of which would not, individually or in the aggregate, (A) have a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement or (B) otherwise prevent, hinder, or delay the consummation of the Transactions.

5.4 Permits. Except as set forth in Schedule 5.4, Purchaser currently possesses all Permits required for the operation of the business of the Company.

5.5 Reports. Since October 15, 2021, Parent has filed or furnished all forms, documents and reports required to be filed or furnished by it with the SEC. As of their respective dates or, if amended, as of the date of the last such amendment, such Parent SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of such Parent SEC Documents at the time they were filed or furnished contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading.

5.6 Sufficient Funds. Each of Parent and Purchaser has sufficient funds to satisfy its payment obligations under this Agreement.

5.7 Solvency. Neither Parent nor Purchaser is entering into this Agreement with the intent to hinder, delay, or defraud either present or future creditors. Immediately after giving effect to all of the Transactions, including the making of the payments contemplated by Sections 2.5 and 2.6, Parent and Purchaser will each be Solvent.

5.8 Litigation. There is no Action pending or, to Parent or Purchaser’s Knowledge, threatened against Parent or Purchaser or involving any of its properties or assets that would be reasonably be expected to (a) have a material adverse effect on the ability of Parent or Purchaser to perform its obligations under this Agreement or (b) otherwise prevent, hinder, or delay the consummation of the Transactions.

5.9 Investment Intention. Purchaser is acquiring the Purchased Interests solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof other than in compliance with all applicable Laws, including United States federal securities laws. Purchaser agrees that the Purchased Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities laws, except pursuant to an exemption from such registration under the Securities Act and such applicable Laws. Purchaser is an accredited investor (as defined in Rule 501(a) of Regulation D promulgated under the Securities Act), is able to bear the economic risk of holding the Purchased Interests for an indefinite period (including total loss of its investment), and (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of their investment.

5.10 Brokers and Finders. None of Parent, Purchaser or their respective Affiliates have, directly or indirectly, entered into any agreement with, retained or authorized any Person to act on their behalf who would be entitled to any financial advisor, investment banking, brokerage, finder’s or other fees or commission in connection with the Transactions.

5.11 Issuance of Parent Stock. The shares of Parent Stock issuable in the Transactions, when issued by Parent in accordance with this Agreement, assuming the accuracy of the representations and warranties made by the Company and Seller herein, will be duly issued, fully paid and non-assessable. The Organizational Documents of Parent authorize sufficient shares of Parent Stock to cover the issuance of shares of Parent Stock in the Transactions, including any Contingent Shares.

5.12 Investigation and Agreement by Parent and Purchaser; Non-Reliance of Parent and Purchaser; No Other Representations and Warranties.

(a) Parent and Purchaser each acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, Contracts, and other assets of the Company which it and its Representatives have desired or requested to review, and that it and its Representatives have had full opportunity to meet with the management of the Company and to discuss the business and assets of the Company. Parent and Purchaser each acknowledges and agrees that it has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning (i) the Company and its respective businesses and operations; (ii) the risks and regulations associated with the Company’s business and operations, including those associated with custody of digital currency or cryptocurrency, and other blockchain-based tokens and assets; and (iii) the SEC’s indication that it is considering whether or not the hosting of cryptocurrency and other blockchain-based tokens or assets on platforms such as the Company’s is the unlawful unregistered trading of securities.

(b) Except for the specific representations and warranties expressly made by the Company in Article 3 and by Seller in Article 4, Parent and Purchaser each acknowledges and agrees that (i) none of Seller, the Company or their respective Representatives is making or has made any representation or warranty, expressed or implied, at law or in equity, in respect of Seller, the Company, the Membership Interests or any of the businesses, assets, liabilities, operations, prospects, or condition (financial or otherwise) of Seller or the Company, including with respect to merchantability or fitness for any particular purpose of any assets, the nature or extent of any liabilities, the prospects of the business of the Company, the effectiveness or the success of any operations, or the accuracy or completeness of any confidential information memoranda, documents, projections, material, or other information (financial or otherwise) regarding Seller or the Company furnished to Parent or Purchaser or their Representatives or Made Available to Parent or Purchaser or their Representatives in any “data rooms,” “virtual data rooms,” management presentations, or in any other form in expectation of, or in connection with, the Transactions, or in respect of any other matter whatsoever, and (ii) no officer, director, manager, stockholder, member, agent, Affiliate, advisor, Representative, or employee of Seller or the Company has any authority, express or implied, to make any representations, warranties, or agreements not specifically set forth in this Agreement and subject to the limited remedies herein provided.

(c) Other than the specific representations and warranties expressly set forth in Article 3 and Article 4, Parent and Purchaser each specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that purportedly have been made by any Person, and acknowledges and agrees that each of Seller, the Company and their respective Affiliates has specifically disclaimed and does hereby specifically disclaim, and shall not have or be subject to any liability for reliance on, any such other representation or warranty purportedly made by any Person. Parent and Purchaser each specifically waives any obligation or duty by Seller, the Company or any of their respective Affiliates to make any disclosures of fact not required to be disclosed pursuant to the specific representations and warranties expressly set forth in Article 3 or Article 4 and disclaims reliance on any information not specifically required to be provided or disclosed pursuant to the specific representations and warranties set forth in Article 3 or Article 4.

(d) Parent and Purchaser are acquiring the Company subject only to the specific representations and warranties expressly set forth in Article 3 and Article 4.

5.13 No Other Representations or Warranties. Except for the representations and warranties contained in this Article 5, neither Parent, Purchaser nor any other Person on behalf of Parent or Purchaser makes any other express or implied representation or warranty with respect to Parent or Purchaser or with respect to any other information provided to Seller, the Company or their respective Representatives, and Parent and Purchaser disclaim any other representations or warranties, whether made by Parent, Purchaser or any of their Affiliates or their Representatives.

ARTICLE 6.

PRE-CLOSING COVENANTS

6.1 Conduct of Business. Except (1) as may be approved by Purchaser (which approval will not be unreasonably withheld, delayed, or conditioned; provided, however, that the consent of Purchaser shall be deemed to have been given if Purchaser does not object within 48 hours after written request for such consent is provided by the Company to Purchaser), (2) as required by Law or Order (including for this purpose, any COVID-19 Measure), or for COVID-19 Actions, (3) as set forth on Schedule 6.1, or (3) as expressly contemplated by this Agreement or the Related Documents, from the Agreement Date through the earlier of the Closing and the termination of this Agreement:

(a) the Company shall use its reasonable best efforts to carry on its business in all material respects in its ordinary course of business consistent with the Company’s past practice and shall use reasonable best efforts to maintain in effect all Permits of the Company necessary to do so; provided, however, that, the foregoing notwithstanding, the Company may use all of its available cash to repay any Indebtedness of the Company and to pay any Transaction Expenses prior to the Closing;

(b) the Company shall use its reasonable best efforts to maintain each of the Company Permits it has as of the Agreement Date in good standing and shall operate its business in all material respects in accordance with all Company Permits, Orders, and Laws;

(c) the Company shall provide Purchaser with copies of any proposed Permits to be submitted to any Money Services Regulator in advance and consider in good faith any reasonable comments Purchaser may have to such proposed Permits. In addition, Company shall as promptly as practicable provide Purchaser with any notice or correspondence provided to or received by any Money Services Regulator or other Governmental Authority to the extent that the provision of such information is permitted by applicable Law;

(d) the Company shall not commence doing business in any new jurisdiction outside of the United States, or add any new line of business within the United States or in any other jurisdiction (other than lines of business that are ancillary to those lines of business in which the Company is currently engaged and contemplated by their current product roadmap (e.g. staking) and would not reasonably be expected to violate in any material respect any Company Permit, applicable Order, or applicable Law, in each case as of the Agreement Date) without the prior approval of Purchaser;

(e) the Company shall use its reasonable best efforts to maintain a normalized level of liquid and unrestricted digital assets of the Company consistent with the Company’s policy and past practices; and

(f) Seller will cause the Company and any other Seller Parent Group Member not to take, and will refrain from taking, any of the following actions with respect to the Company or the Covered Business:

(i) subject any material portion of its properties or assets to any material Lien, except for Permitted Liens;

(ii) sell, lease, transfer, or otherwise dispose of any of its material properties or material assets other than (A) in the ordinary course of business of the Company consistent with its past practice, (B) dispositions of used, worn out, obsolete, or surplus assets or properties, and (C) sales or other dispositions of assets or properties that are replaced by similar assets or properties;

(iii) enter into any Labor Agreement, except (A) as required by applicable Law or (B) with respect to Business Employees that are not Offer Employees;

(iv) issue, grant, deliver or sell or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, any equity interests in the Company (or any Seller Parent Group Member, to the extent the recipient thereof is a Business Employee) or equity-based awards (whether payable in cash, stock or otherwise) or any securities convertible into, exercisable or exchangeable for, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating any of them to issue or purchase any such equity interests or other convertible securities, other than to Business Employees that are not Offer Employees;

(v) make any loan to any Business Employee (except for (x) advances to Business Employees for reasonable business travel and expenses in the ordinary course of business consistent with past practice or (y) with respect to Business Employees that are not Offer Employees;

(vi) hire any employee, or engage any consultant or independent contractor, to be an employee of, or to be in a direct contractual relationship with, the Company;

(vii) hire or engage more than six new Business Employees per month, and no more than 20 in the aggregate, other than new Business Employees hired or engaged to replace departing Business Employees;

(viii) except for the roles set forth on Schedule 6.1(f)(viii), hire or engage (or offer to hire or engage) any employee, individual independent contractor or consultant as a Business Employee, in each case with annual base salary (or, in the case of independent contractors or consultants, annualized fees) in excess of $150,000 or with a target annual cash bonus in excess of 10% of such individual’s base salary;

(ix) except in the ordinary course of business consistent with past practice, adopt, materially amend or terminate any Company Plan;

(x) except for any such action that both (i) is made in the ordinary course of business and (ii) would not materially deviate from past practice, grant any increase in the wages, salary, bonus target, or other compensation of any Business Employee or make any other change to the title of any Business Employee that would result in increased costs or liability to the Company, in each case with an annual base salary (or, in the case of independent contractors or consultants, annualized fees) of more than $150,000, in each case except as required under a Company Plan or a Seller Benefit Plan (as in effect on the Agreement Date) that is listed in Schedule 3.15(a) or applicable Law;

(xi) make any declaration, payment, commitment or obligation of any kind for the payment (whether in cash, equity or otherwise) of any (i) change in control payment, (ii) one-time bonus, or (iii) special remuneration or other additional compensation (except to the extent permitted by any subsection of this Section 6.1(f)) to any Business Employee, except (A) payments made pursuant to Company Plans (as in effect on the Agreement Date) that are listed in Schedule 3.15(a), (B) one-time transaction bonuses that constitute Transaction Expenses (“Transaction Bonuses”), or (C) with respect to Business Employees that are not Offer Employees;

(xii) except as required by Law or in the ordinary course of business, make to any Business Employee any severance or termination payment in excess of $50,000 except (x) payments made pursuant to Company Plans or Seller Benefit Plans (as in effect on the Agreement Date) that are listed in Schedule 3.15(a) or (y) as would not reasonably be expected to result in liability to the Company, Parent, or Purchaser at or after the Closing;

(xiii) make any material change to its accounting methods, except as required by applicable Law or GAAP; make or change any material Tax election; make or request any Tax ruling; enter into any Tax sharing or similar arrangement (other than customary provisions in commercial arrangements the primary purpose of which is not related to Taxes); enter into any closing agreement or settle any material Tax claim or assessment; waive any right to a material Tax refund or credit; or waive or extend the limitation period applicable to any material Tax claim or assessment;

(xiv) publish any new Company Data Processing Policy, amend any Company Data Processing Policy in any material respect, or publicly announce any such publication or amendment;

(xv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization, or convert or otherwise change its form of legal entity;

(xvi) settle any Action pending or threatened against the Company in excess of $1,000,000 (net of amounts covered by insurance) for any individual Action or $5,000,000 (net of amounts covered by insurance) in the aggregate for all Actions; provided that no settlement of any Action pending or threatened shall be made unless such settlement provides, in customary form, for the unconditional release of the Company and its Affiliates and Representatives from all liabilities and obligations in connection with such pending or threatened Action;

(xvii) cancel or terminate any material insurance policy naming it as a beneficiary or a loss payable payee without obtaining comparable substitute insurance coverage;

(xviii) transfer or license from any Person any rights to any Intellectual Property or transfer or license to any Person any Owned Intellectual Property other than nonexclusive licenses to customers granted in the ordinary course of business consistent with past practice, or transfer or provide or agree to provide (on a contingent basis or otherwise) a copy of any source code to any Company Products to any Person;

(xix) enter into any Contract that would constitute a Material Contract described in Section 3.13(a)(i)-(vii) or Section 3.13(a)(xii) or violate, terminate, adversely amend, or otherwise adversely modify (including by entering into a new Contract with such party or otherwise) any of the terms of or waive any material right under any of its Material Contracts;

(xx) acquire (by merger, arrangement, amalgamation, consolidation, or acquisition of shares or assets) any corporation, partnership, or other business organization or division thereof or collection of assets constituting all or substantially all of a business or business unit, or acquire or exclusively license any other material assets other than in the ordinary course of business consistent with past practice;

(xxi) create, or hold equity in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Company, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any equity interests, or sell, transfer or otherwise dispose of any equity interest of any direct or indirect subsidiary of the Company, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; and

(xxii) commit in writing to take any of the actions described in the foregoing clauses (i) through (xxi).

Notwithstanding anything to the contrary, nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct the Company’s operations prior to the Closing. Prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its businesses, assets, and operations.

6.2 Coin Listing Matters. Following the execution of this Agreement, the Company will, (a) as soon as reasonably practicable but not later than the Closing, prohibit any new or additional customer positions and close existing customer positions, in each case in the digital assets set forth on Schedule 6.2(a), and (b) restrict from listing in New York the digital assets set forth on Schedule 6.2(b) until the Company has its self-certification policy approved by the New York Department of Financial Services and has completed the self-certification process with the New York Department of Financial Services.

6.3 Access to Information; Confidentiality.

(a) Within three Business Days following the Agreement Date, the Company will deliver to Purchaser a digital copy of all documents and other information that was Made Available on or prior to Agreement Date. From the Agreement Date until the earlier of the Closing Date and the termination of this Agreement, the Company shall grant Purchaser and its Representatives reasonable access, during normal business hours and upon reasonable notice, to the personnel, properties, and books and records of the Company that are in the possession or under the control of the Company to the extent relating to the transition of the Company’s business to Purchaser; provided, however, that (i) all requests for access shall be directed to Rachel Saunders and Sidley Austin LLP or such other person(s) as the Company may designate in writing from time to time (the “Company Access Contact”), (ii) such activities do not unreasonably interfere with the ongoing business or operations of the Company, (iii) such access or related activities would not cause a violation of any agreement to which the Company is a party, (iv) no Personal Information shall be disclosed or used other than in compliance with applicable privacy Law, and (v) nothing herein shall require the Company or its Representatives to furnish to Purchaser or provide Purchaser with information or access to information that (A) is subject to an attorney-client or solicitor-client privilege or an attorney or solicitor work-product privilege, (B) legal counsel for the Company reasonably concludes may give rise to antitrust or competition law issues or violate a protective order or otherwise may not be disclosed pursuant to applicable Law or (C) would cause significant competitive harm to the Company if the Transactions are not consummated. Notwithstanding the foregoing proviso, Seller and Purchaser shall each use its respective reasonable best efforts to arrange alternatives to enable Purchaser to obtain the access or information reasonably requested by Purchaser and its Representatives that is otherwise limited by clauses (ii), (iii), and (iv) of the foregoing proviso. The Company shall cause its accountants to cooperate with Purchaser’s agents and advisors in making available all financial information reasonably requested by Purchaser and its Representatives, including the right to examine all work papers pertaining to all financial statements prepared or audited by such accountants. No review pursuant to this Section 6.3(a) shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement.

(b) Notwithstanding anything to the contrary contained in this Agreement, from the Agreement Date until the Closing Date, Purchaser shall not, and shall cause its Representatives to the extent acting on Purchaser’s behalf not to, have any contact or discussions concerning the Company or any other matters with any lender, bank, landlord, tenant, supplier, customer, employee, manager, franchisee, distributer, noteholder, independent contractor, consultant, or other material business relation of the Company, in each case, without the prior written consent of the Company Access Contact (which consent will not be unreasonably withheld, conditioned or delayed and may be conditioned on the Company Access Contact or his or her designee having the right to participate in any meeting or discussion).

(c) Any information provided to or obtained by Purchaser or its representatives, including pursuant to this Section 6.3, is confidential information and subject to the terms of, and the restrictions contained in, the Confidentiality Agreement. Effective upon (and only upon) the Closing, the Confidentiality Agreement shall automatically terminate and none of the parties thereto shall have any further obligation thereunder except with respect to any confidential information provided to or obtained by Purchaser or its Representatives concerning Seller, which information shall remain subject to the Confidentiality Agreement after the Closing Date. If this Agreement is terminated prior to the Closing for any reason, the duration of the confidentiality provisions of the Confidentiality Agreement shall be deemed extended, without any further action by the parties, for a period of time equal to the period of time elapsed between the date such Confidentiality Agreement was initially signed and the date of termination of this Agreement.

(d) From and after the Agreement Date (including after the Closing), in connection with (i) the preparation, audit or amendment of financial statements, including any pro forma financial statements, or (ii) SEC reporting obligations, including with respect to requirements for preparation and filing of any pro forma financial statements, in each case, upon reasonable prior notice, the Purchaser or the Seller, as applicable (the “Disclosing Party”), shall, and shall cause their respective Affiliates and Representatives to, except as determined in good faith after consultation with outside counsel to be necessary to (A) ensure compliance with any applicable Law, (B) preserve any applicable privilege (including the attorney-client privilege) or (C) comply with any contractual confidentiality obligations (in which case, the Disclosing Party shall use reasonable best efforts to provide a summary of such information to the other party in a manner that does not violate applicable Laws, applicable privileges or contractual confidentiality obligations, as applicable), (I) afford the Representatives of such other party and its Affiliates reasonable access, during normal business hours, to its books and records, (II) furnish to the Representatives of such other party and its Affiliates such additional financial and other information as such other party, its Affiliates and their respective Representatives may from time to time reasonably request and (III) make available to the Representatives of such other party and its Affiliates those employees whose assistance, expertise, testimony, notes and recollections or presence may be necessary to assist such other party in connection with its inquiries for any of the purposes referred to above; provided, however, that the foregoing obligations in clauses (I), (II) and (III) shall not unreasonably interfere with the business or operations of the Disclosing Party or any of its Affiliates; provided, further, that the auditors and accountants of the Disclosing Party or its Affiliates shall not be obligated to make any work papers available to any Person unless such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants.

(e) From and after the Agreement Date, Seller shall, and shall cause its Affiliates to, hold, and shall use its reasonable best efforts to cause its or their respective Representatives to hold, in confidence any and all information, whether written or oral, concerning the Company, except to the extent that Seller can show that such information (i) is generally available to and known by the public through no fault of Seller, any of its Affiliates or their respective Representatives; or (ii) is lawfully acquired by Seller, any of its Affiliates or their respective Representatives from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If Seller or any of its Affiliates or their respective Representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Law, Seller shall promptly notify Purchaser in writing and shall disclose only that portion of such information which Seller is advised by its counsel in writing is legally required to be disclosed; provided, however, that Seller shall use reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

6.4 Efforts to Consummate. Except as otherwise provided in this Agreement, each of the parties hereto agrees to use reasonable best efforts to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated hereby, to obtain all necessary waivers, consents, approvals and other documents required to be delivered hereunder and to effect all necessary registrations and filings and to remove any injunctions or other impediments or delays, legal or otherwise, to cause the Closing to occur and make effective the transactions contemplated by this Agreement as soon as possible after the Agreement Date, including using reasonable best efforts to satisfy the conditions precedent set forth in Article 8 applicable to such party and executing any additional instruments reasonably requested by another party hereto (without cost or expense to the executing party) necessary to carry out the Transactions and to fully carry out the purposes of and securing to the parties hereto the benefits contemplated by this Agreement.

6.5 Notices and Consents. Reasonably promptly following the execution of this Agreement, the Company will, subject to Purchaser’s reasonable prior review and approval, give applicable notices to the third parties, and thereafter will use reasonable best efforts (as limited by Section 6.4) to obtain the third-party consents, set forth on Schedule 6.5 or as reasonably requested by Purchaser.

6.6 Regulatory Matters and Approvals.

(a) Each of Purchaser and the Company will promptly provide any notices to and make any filings with any Governmental Authority that are necessary to consummate the Transactions, including those change of control or similar filings set forth on Schedule 6.6(a). The Company and Purchaser shall no later than 10 Business Days after the Agreement Date, prepare and file with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form required under the HSR Act for the Transactions. Each of Purchaser and the Company shall submit as soon as practicable and advisable any supplemental or additional information which may reasonably be requested by the FTC, the DOJ, or any other Governmental Authority in connection with such notices or filings and shall comply in all material respects with all applicable Laws relating thereto. Each of Purchaser and the Company shall (I) consult with each other in the preparation of such change in control notices and filings; (II) furnish, or cause to be furnished, to the other party or its counsel such necessary information and reasonable assistance as it may request in connection with its preparation of any such notices or filings; (III) provide the other party an opportunity to review such notices or filings in advance; and (IV) incorporate input and comments from the other party insofar as the same pertains to Purchaser or the operations of the Company following the Closing. Purchaser shall be solely responsible for and pay all notice and filing fees payable in connection with or related to Antitrust Laws in connection with the Transactions, including in connection with obtaining all clearances, consents, approvals and waivers under the HSR Act. Each party will bear its own costs of preparing its own pre-merger notices and filings and related expenses incurred to obtain any required approval from a Governmental Authority, including the HSR Act.

(b) Without limiting the generality of the foregoing, each party shall, and shall cause its Subsidiaries and Affiliates to, use their reasonable best efforts to promptly take any and all steps necessary to avoid, eliminate, or resolve each and every impediment and obtain all clearances, consents, approvals, and waivers under the HSR Act, the Sherman Antitrust Act, the Clayton Act, the Federal Trade Commission Act, and any other federal or state or foreign statutes, rules, regulations, Orders, decrees, administrative or judicial doctrines or other Laws, designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade (collectively “Antitrust Laws”) that may be required by any Governmental Authority, so as to enable the parties to cause the Closing to occur as soon as practicable and in any event prior to the Outside Date; provided that, notwithstanding anything herein to the contrary, no party shall be required to agree (and neither Seller, the Company nor any of their respective Subsidiaries or Affiliates shall agree without prior written consent of Purchaser to (A) any sale, divestiture, license, disposition, or hold separate of assets or businesses of Purchaser or the Company or any of their respective Subsidiaries or Affiliates, (B) the imposition of any limitation on the ability of Purchaser or the Company or any of their respective Subsidiaries or Affiliates to conduct their respective businesses or own any capital stock, assets, properties, or rights to acquire, hold, or exercise full rights of ownership of their respective businesses, or in the case of Purchaser, the businesses of the Company and its subsidiaries, or (C) the imposition of any impediment on Purchaser or the Company or any of their respective Subsidiaries or Affiliates under any statute, rule, regulation, executive order, decree, order or other legal restraint under any Antitrust Law (any such action described in (a), (b), or (c), an “Action of Divestiture”); provided, further that, at the request of Purchaser, the Company shall agree to an Action of Divestiture so long as such Action of Divestiture is contingent on Closing. Nothing herein shall require Purchaser or permit Seller, the Company or any of their respective Subsidiaries or Affiliates (without the prior consent of Purchaser) to litigate with any Governmental Authority; provided that, at the request of Purchaser, the Company shall assist and participate in litigation.

(c) Purchaser shall not, and shall not permit any of its Affiliates to, acquire or agree to acquire by way of arrangement, amalgamation, merger, or consolidation with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into a definitive agreement relating to or the consummation of such acquisition, arrangement, amalgamation, merger or consolidation would reasonably be expected to (i) impose any delay in the obtaining of, or significantly increase the risk of not obtaining, any authorizations, consents, Orders, declarations or approvals of any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (ii) significantly increase the risk of any Governmental Authority entering an Order or seeking a court Order prohibiting the consummation of the Transactions, or (iii) delay the consummation of the Transactions.

(d) Neither Seller nor the Company shall extend or consent to any extension of any applicable waiting or review period under Antitrust Laws or enter into any agreement with a Governmental Authority to not consummate the Transaction with respect to Antitrust Laws, except upon the prior written consent of Parent or Purchaser.

(e) Notwithstanding any other provision of this Section 6.6, within one Business Day after the execution of this Agreement, the Parties shall provide to the applicable regulator(s) of money transmission (or similar) services (which, for the avoidance of doubt, shall include the New York State Department of Financial Services with respect to a virtual currency business activity Permit and, as necessary, with respect to a limited purpose trust company license) (“Money Services Regulator”) in any jurisdiction in which the Company is registered or has applied to be registered as a provider of money transmission (or similar) services (“Registered Entity”), a joint signed writing, substantially in the form of Exhibit I, as applicable, with any changes to such form as may be agreed to by both Purchaser and the Company, from or on of behalf of the applicable Registered Entity and the other Party, informing such Money Services Regulator that the Parties have entered into this Agreement, preliminarily describing the Transactions, and providing such other information as the Purchaser, Seller, and Company may deem appropriate (each such writing, a “Money Services Letter”). Purchaser and the Company agree to sign each Money Services Letter submitted to each applicable Money Services Regulator. Within twenty Business Days following the execution of this Agreement, Purchaser, Seller, and Company shall agree upon the form and content, and cooperate to assemble in good faith, applications for approval with respect to a change in control of the Company (and, as necessary, a change in control of Purchaser or any of its Affiliates or Subsidiaries) in any jurisdiction where the Company (or, as necessary, Purchaser or any of its Affiliates or Subsidiaries) is a Registered

Entity (including, as necessary, Bakkt Trust Company LLC as a New York limited purpose trust company) (“Money Services Application”), and Purchaser or Company (as required by Law) shall provide such Money Services Application to the appropriate Money Services Regulator; provided, however, that the Purchaser, Seller, and Company may mutually agree to postpone the submission of such Money Services Application with respect to any jurisdiction.

(f) Notwithstanding any other provision of this Section 6.6, the Purchaser and Company shall, as soon as reasonably practicable after the execution of this agreement, communicate orally or in writing with such Money Services Regulators as the Purchaser and Company may agree upon, that the Purchaser and Company would be willing to surrender the Permit or Government Approval (as applicable) issued by such Money Services Regulator immediately following the Closing in lieu of obtaining a Permit or Government Approval (as applicable) from such Money Services Regulator, pursuant to a signed writing provided by such Money Services Regulator prior to the Closing indicating that Purchaser, Seller, and Company would not violate applicable Law by effectuating such approach (“Surrender Authorization”).

6.7 Public Announcements. Prior to the Closing, Parent may issue such press releases, and make such other public announcements and disclosures relating to this Agreement or the transactions contemplated hereby as it determines are required under applicable securities Laws or regulatory or stock exchange rules or as it deems otherwise appropriate; provided, that Parent hereby agrees to consult reasonably with the Company and Seller prior to issuing any press release or public announcement announcing the signing of this Agreement and consider in good faith any reasonable comments by the Company or Seller. Neither the Company nor Seller shall, and each shall cause its respective Affiliates and Representatives not to, issue any press releases or make any public announcements or disclosures relating to this Agreement or the transactions contemplated hereby without Parent’s prior written consent; provided, however, that notwithstanding anything to the contrary contained herein or in the Confidentiality Agreement, a party may, without the prior consent of any other party hereto but subject to giving advance notice to the other parties, issue any such press release or make any such public announcement or statement as may be required by any Law; provided, further, that any party and its Affiliates may disclose such information (a) to its advisors (including legal and financial advisors), Representatives, equityholders, partners, managers, and members as is necessary in its ordinary course of business (so long as such Person agrees to, or is bound by Contract to, keep the terms of this Agreement confidential), (b) in connection with enforcing its rights or obligations under this Agreement or the Related Documents, or (c) to bona fide investors for fund raising, marketing, informational, or reporting purposes so long as such investors are bound by customary confidentiality arrangements covering such information. Between the Agreement Date and the Closing Date, the Company, and its Affiliates and Representatives, shall not, directly or indirectly, issue any press release or public announcement regarding the addition of any digital currency or cryptocurrency, or any other blockchain-based tokens or assets to its business or operations without the prior written consent of the Parent. Notwithstanding anything to the contrary, in no event will Purchaser or, after the Closing, the Company have any right to use name or mark of Seller, or any abbreviation, variation or derivate thereof, in any press release, public announcement, or other public document or communication without the express written consent of Seller.

6.8 Transition Services Agreement. At or prior to the Closing, Purchaser, Seller and the Company shall execute and deliver to each other the Transition Services Agreement. Between the Agreement Date and the Closing, Seller and Purchaser will work together in good faith to determine a reasonable cash incentive or bonus arrangement that Purchaser will provide to employees of Seller or its Affiliates that will provide services to the Company under the Transition Services Agreement with respect to the services provided by such employees to Purchaser during any applicable period of time following the Closing.

6.9 Commercial Agreement. At or prior to the Closing, Purchaser, Seller, and the Company shall execute and deliver, and Seller shall cause Apex Clearing Corporation and PEAK6 Investments LLC to execute and deliver, in each case, to each other the Commercial Agreement.

6.10 Registration Rights Agreement. At or prior to the Closing, Parent and Seller shall execute and deliver to each other the Registration Rights Agreement.

6.11 Release. At or prior to Closing, each of Seller and the Company, shall execute and deliver to the other parties thereto, the Release.

6.12 IP Assignment Agreement. At or prior to Closing, Seller and the Company shall execute and deliver to Parent and Purchaser, the IP Assignment Agreement.

6.13 Bill of Sale and Assignment Agreement. At or prior to the Closing, Seller and the Company shall execute and deliver to Parent and Purchaser, the Bill of Sale and Assignment Agreement.

6.14 Employee and Independent Contractor Matters.

(a) No later than 21 days following the Agreement Date, Parent shall, or shall cause an Affiliate of Parent to, make a Comparable Offer of employment effective on the Closing Date and contingent on occurrence of the Closing (an “Employment Offer”), to the Business Employees listed in Schedule 6.14(a) (the “Other Employees”), provided that, in each case, such individual remains employed by an Affiliate of the Company as of the date the applicable Employment Offer is made. Parent agrees to provide each Other Employee no less than 14 calendar days to consider and accept the Comparable Offer. For these purposes, a “Comparable Offer” means an offer of employment on substantially the same economic terms and conditions as necessary for Purchaser to satisfy its obligations pursuant to Section 7.2 hereof, in a comparable position with substantially similar duties and work schedule, and either an entirely remote working opportunity or at a work location that is within 50 miles of, in each case, those in effect immediately prior to the Closing Date.

(b) No later than three Business Days following the hiring of each new Business Employee (the “New Hires”), Seller shall deliver to Parent the applicable information about such New Hire described in clauses (i) through (xi) of Section 3.14(a). No later than 10 days following receipt of the information described in the immediately preceding sentence with respect to a New Hire, either (i) Parent or an Affiliate of Parent shall make an Employment Offer to such New Hire or (ii) Parent shall inform Seller that it will not make an Employment Offer to such New Hire.

(c) The Business Employees to whom Employment Offers are made in accordance with the provisions of Section 6.14(a) or Section 6.14(b) shall be referred to herein as the “Offer Employees.” Seller shall provide reasonable assistance in transmitting the Employment Offers to the Offer Employees and shall use reasonable best efforts to facilitate introductions of Purchaser to the Offer Employees and provide Purchaser with reasonable access during normal business hours and on reasonable advance notice to such employees; provided that such access shall be in a manner that does not interfere with the normal business operations of the Company or any of its Affiliates.

6.15 Notification of Certain Matters. Until the Closing or, if earlier, the valid termination of this Agreement in accordance with its terms, each party hereto shall promptly notify the other parties in writing of any fact, change, condition, circumstance or occurrence nonoccurrence of any event of which it is aware that will or is reasonably likely to result in any of the conditions set forth in Article 8 becoming incapable of being satisfied.

6.16 Notification of Violation / Action. Until the Closing or, if earlier, the valid termination of this Agreement in accordance with its terms, the Seller and the Company shall (a) promptly notify the other parties in writing of any notices of violation of Law or of any Action received by the Company or known by the Company to be threatened against the Company, or any of its directors, officers or employees in their capacity as such (a “New Litigation Claim”), (b) notify Purchaser of ongoing material developments in any New Litigation Claim, and (c) consult in good faith with Purchaser regarding the conduct of the defense of any New Litigation Claim, if and to the extent that the Company otherwise has control of the conduct of such defense.

6.17 No Other Negotiations.

(a) Neither Seller nor the Company shall, or shall authorize, encourage or permit any of its Affiliates, Representatives or any other Person acting on its behalf to, directly or indirectly: (i) solicit, initiate, seek, entertain, knowingly encourage, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent, term sheet, indication of interest, or Contract contemplating or otherwise relating to any Acquisition Proposal. Seller and the Company shall, and shall cause its Affiliates and Representatives to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal and (B) immediately revoke or withdraw access of any Person (other than Purchaser and its Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company in connection with an Acquisition Proposal and request from each Person (other than Purchaser and its Representatives) the prompt return or destruction of all non-public information with respect to the Company previously provided to such Person in connection with or in contemplation of an Acquisition Proposal. If any Representative of Seller or the Company takes any action that Seller of the Company is prohibited from taking under this Section 6.17(a), then Seller and the Company shall be deemed to be in breach of this Section 6.17(a).

(b) Seller and the Company shall promptly (but in any event, within twenty-four (24) hours) notify Purchaser orally and in writing after receipt by Seller or the Company (or, to the Knowledge of Seller or the Company, by any of their respective Representatives), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) any other notice that any Person is considering making an Acquisition Proposal or (iv) any request for non-public information relating to the Company or for access to any of the properties, books or records of the Company by any Person or Persons other than Purchaser and its Representatives. Such notice shall describe (A) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request and (B) the identity of the Person(s) making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. Seller and the Company shall keep Purchaser fully informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal, offer, notice or request and any correspondence or communications related thereto and shall provide to Purchaser a complete and correct copy of such inquiry, expression of interest, proposal, offer, notice or request and any amendments, correspondence and communications related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing.

6.18 Representation and Warranty Insurance Policy. Prior to the Closing, Purchaser may, at its option, purchase an insurance policy with respect to the representations and warranties of the Company and the Seller in this Agreement (the “RWI Policy”), which shall include a provision whereby the insurer under such RWI Policy expressly waives any subrogation rights (other than with respect to Fraud) against the Seller and any of its Affiliates with respect to any claim made by an insured thereunder, and which RWI Policy will take effect at the Closing in accordance with, and subject to, its terms. Prior to the Closing, the Company shall, and shall use reasonable best efforts to cause its Affiliates to, provide to Purchaser such cooperation reasonably requested by Purchaser that is necessary to obtain the RWI Policy. Purchaser shall pay the premium for such policy and regardless of whether the RWI Policy is ultimately bound, each party will bear the fees and expenses incurred by their respective advisors in connection with conducting the due diligence process, the review of documentation related to such RWI Policy, and other customary actions taken by Purchaser, the Company or their respective advisors in connection with securing the policy.

6.19 Required Financial Statements. During the period from the Agreement Date until the earlier of the termination of this Agreement and the Closing, the Company will use its reasonable best efforts:

(a) to prepare, and to cause RSM US LLP (the “Audit Firm”) to complete an audit of, the Company’s annual financial statements as of and for the years ended December 31, 2021 and 2020, and, if the Closing occurs after December 31, 2022, as of and for the year ended December 31, 2022, in each case in accordance with Regulation S-X Rule 3-05 as promulgated by the SEC (the “Audit”), as applicable to acquired private companies, and to complete a review of each fiscal quarter ending for any period after the Agreement Date and of the comparative period of the prior year, as required, in accordance with Regulation S-X Rule 3-05 as promulgated by the SEC (the “Review”) (together, all such financial statements, the “Required Financials”), as promptly as reasonably practicable, and in any case in advance of the date or dates required for Parent’s timely reporting under the rules and regulations promulgated by the SEC, and deliver the Required Financials to Purchaser. The Required Financials shall be prepared by the Company and audited or reviewed by the Audit Firm in accordance with Regulation S-X promulgated by the SEC as applicable to acquired private companies. The Company will provide such cooperation as is reasonably requested by the Audit Firm in connection with the Audit and Review, including by providing access to appropriate books, records, and personnel, and shall keep Parent reasonably apprised as to the progress of the Audit and the Review. All costs incurred by the Company in connection with the preparation of the Required Financials, the Audit and the Review, including the fees and expenses of the Audit Firm and any other financial, tax, accounting, legal or other advisors (the “Audit Advisors”) prior to the Closing shall be deemed Transaction Expenses (such costs, the “Incurred Audit and Review Costs”). At least three Business Days prior to the Closing Date, the Company will cause the Audit Firm and each Audit Advisor to deliver in writing an invoice or invoices for its respective portion of Incurred Audit and Review Costs and its good faith estimate of the remining fees and expenses to be incurred by the Audit Firm or such Audit Advisor, as the case may be, from and after the Closing to complete the Audit and Review (the “Estimated Remaining Audit and Review Costs”), which Estimated Remaining Audit and Review Costs shall also be deemed Transaction Expenses hereunder.

(b) to prepare and deliver, as soon as practicable, but in any event within 37 days after the end of each quarter of each fiscal year of the Company, unaudited statements of income and cash flows for such fiscal quarter and an unaudited balance sheet as of the end of such fiscal quarter; and

(c) to prepare and deliver, as soon as practicable, but in any event within 20 days after the end of each month, an unaudited income statement for such month and an unaudited balance sheet as of the end of such month.

6.20 Reports. Following the Agreement Date, Seller and the Company shall use reasonable best efforts to furnish in writing to Parent or Purchaser such information regarding Seller or the Company as is requested by Parent or Purchaser in writing that is required, in connection with Parent’s SEC reporting obligations, to be included in any Parent SEC Document, and none of such information furnished for inclusion or use in any Parent SEC Document or in any amendment or supplement thereto will contain, as of the date of such furnishing, any untrue statement of a material fact, or omission to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

6.21 Termination of Certain Company Plans. Effective as of no later than the day immediately preceding the Closing Date, if applicable, the Company shall terminate the Company’s participation in each 401(k) Plan. The Company shall provide Purchaser with evidence that participation in such 401(k) Plans has been terminated.

ARTICLE 7.

POST-CLOSING COVENANTS

7.1 Books and Records. From and after the Closing, Purchaser, Parent and its Affiliates shall, and shall cause the Company to, (a) afford Seller and its advisors and Representatives with reasonable access, during normal business hours, upon reasonable advance notice and under reasonable circumstances, to the books and records of the Company, and Purchaser shall permit Seller and its Representatives to examine and copy such books and records to the extent reasonably requested by such party, and (b) cause their Representatives to furnish all information in their possession that is reasonably requested by Seller or its Representatives, in each of clause (a) or (b) in connection with financial reporting, Tax matters, third-party litigation, or any other business purpose; provided, however, that nothing in this Section 7.1 shall require Purchaser or its Affiliates to furnish to Seller or its Representatives any materials that are subject to an attorney-client or solicitor-client privilege or an attorney or solicitor work-product privilege in favor of Purchaser or which may not be disclosed pursuant to applicable Law. For a period of six years following the Closing, or such longer period as may be required by applicable Law or necessitated by applicable statutes of limitations, Purchaser shall, and shall cause its Affiliates (including the Company) to, maintain all such books and records and shall not destroy, alter or otherwise dispose of any such books and records.

7.2 Employee Matters.

(a) Parent shall, or shall cause the Company or any of its respective Affiliates to, with respect to those Transferring Employees who are, as of immediately prior to the Closing, employed by any Seller Parent Group Member (including employees on vacation, leave of absence, or short or long-term disability) (the “Continuing Employees”) (i) during their employment until the date that is 12 months following the Closing Date, provide at least the same salary or hourly wage rate as in effect immediately prior to the Closing Date, (ii) during their employment until December 31, 2023, the same target cash incentive opportunity as in effect immediately prior to the Closing Date, (iii) during their employment until the date that is 12 months following the Closing Date, employee benefits that are consistent with the employee benefits provided to similarly-situated employees of Parent, disregarding, in each case, any Transaction Bonuses. In addition, Parent shall, or shall cause the Company or any of its respective Affiliates to (i) give full credit, unless prohibited by applicable Law, for purposes of eligibility, vesting, level of benefits, and the calculation of benefit accruals (including for purposes of vacation, paid time off, and notice of termination or pay in lieu and severance) under all employee benefit plans or arrangements maintained by Parent and its Affiliates (collectively, the “Parent Plans”) for such Continuing Employees’ service with, or credited by, the Company (or any of its Affiliates or predecessor entity) provided, however, that no such service shall be recognized or credit given to the extent such recognition or credit would result in the duplication of benefits; provided, further, that the use of reasonable best efforts to effectuate the foregoing under any insured arrangement shall be deemed to satisfy Parent’s obligations hereunder, (ii) use reasonable best efforts to waive all limitations as to preexisting conditions, exclusions, waiting periods, actively at work requirements, and evidence of insurability with respect to participation and coverage requirements applicable to the Continuing Employees under any Parent Plan that is a welfare benefit plan that such employees may be eligible to participate in after the Closing Date, and (iii) use reasonable best efforts to provide credit under any such welfare plan for any co-payments, deductibles, and out-of-pocket expenditures for the remainder of the coverage period during which any transfer of coverage occurs.

(b) Each Continuing Employee who participates in the health and welfare benefit plans of the Seller Parent Group Members shall commence participation in the health and welfare benefit plans maintained, administered or contributed to by Parent and its Affiliates: (i) as of the Closing Date; provided, that if Parent uses reasonable best efforts but is unable to effectuate the same under its insured arrangements, then no later than the first day of the calendar month immediately following the calendar month in which the Closing Date occurs; and (ii) as of the Closing Date, with respect to medical, dental, vision care, prescription and health-related benefits and the cafeteria plan. As of the Closing Date, Parent shall be responsible for providing benefits in respect of claims incurred by the Continuing Employees (and their beneficiaries and dependents) on and following the Closing Date. As of the Closing Date, Seller and its Affiliates shall be responsible for providing benefits in respect of claims incurred by any Continuing Employee (and their beneficiaries and dependents) prior to the Closing Date. For purposes of this section, the following claims shall be deemed to be incurred as follows: (i) with respect to short term disability, long term disability, life and accidental death and dismemberment benefits, upon the event giving rise to such benefits and (ii) with respect to medical, dental, vision care, prescription and health-related benefits, upon provision of medical, dental, vision, prescription and health-related services, materials or supplies.

(c) Parent shall (or shall cause its Affiliates to) maintain or establish, a tax-qualified defined contribution plan (“Parent DC Plan”) in which the Continuing Employees shall be eligible to participate as of the Closing Date. Parent shall cause the Parent DC Plan to accept any “eligible rollover distribution” (as defined in Section 402(c)(4) of the Code), elected by a Continuing Employee from a tax-qualified plan maintained by Seller or any of its Affiliates.

(d) To the extent permitted under applicable Law, on or before the first regularly scheduled payroll date following the Closing, each applicable Seller Parent Group Member shall pay out all accrued but unused vacation or PTO balance of any Key Employee or any Business Employee who accepts an Employment Offer.

(e) Parent shall (or shall cause its Affiliates to) maintain or establish one or more cash incentive or bonus programs under which each Continuing Employee shall be eligible to participate with respect to the performance period commencing on the first day of the calendar year in which the Closing Date occurs and ending on the last day of such calendar year, and pay each Continuing Employee a cash incentive or bonus thereunder for the full performance period (and, for the avoidance of doubt, including the portion of the period that is prior to the Closing Date) on terms and conditions no less favorable than those applicable under incentive and bonus arrangements in which similarly-situated employees of Parent participate.

(f) In connection with the Closing, each outstanding Account (as defined in the Apex LTIP) that is unvested and unpaid and held by a Continuing Employee shall be cancelled in accordance with the terms of the Apex LTIP. As soon as reasonably practicable following the Closing Date, Parent shall grant (or cause its Affiliates to grant) one or more cash incentive awards to each Continuing Employee listed on Schedule 6.14(a) who held an Account (as defined in the Apex LTIP) which was outstanding as of the Agreement Date and forfeited by such Continuing

Employee on the Closing Date (collectively, the “Cancelled Awards”) with a value equal to the amount set forth next to such Continuing Employee’s name on Schedule 6.14(a) (each, a “Parent Cash Award”) and pursuant to a plan or program which in all material respects mirrors the terms and conditions applicable to the Cancelled Awards under the Apex LTIP. For the avoidance of doubt, each Parent Cash Award shall be subject to the same service-related vesting conditions as applied to the corresponding Cancelled Award immediately prior to the Closing Date.

(g) As of the Closing Date, each outstanding award of stock options under the Apex Equity Plan that is unvested and held by a Continuing Employee shall be cancelled in accordance the terms of the Apex Equity Plan (Continuing Employees who hold any such cancelled options, in addition to certain other individuals listed on Schedule 6.14(a), the “Make-Whole Optionees”). Schedule 6.14(a) shall list the award value, with respect to each Make-Whole Optionee. As soon as reasonably practicable following the Closing Date, Parent shall grant (or cause its Affiliates to grant) an equity or equity-based award to each Make-Whole Optionee with an implied value as of the Agreement Date that is intended to be substantially equivalent to the award value set forth on Schedule 6.14(a) (the “Make-Whole Option Award”).

(h) Nothing contained in this Section 7.2 shall (i) be treated as the establishment, an amendment or other modification of any particular benefit plan, (ii) require Parent, the Company or any successor thereto to employ or continue to employ any particular employee of the Company or maintain any benefit plan or arrangement after the Closing Date, or (iii) give any right to any current or former employee or other service provider (or any of their dependents or beneficiaries) to enforce the provisions of this Section 7.2.

7.3 Tax Matters.

(a)

(i) Seller shall indemnify Purchaser against, and shall hold Purchaser harmless from, any and all liabilities and obligations incurred or suffered by Purchaser, without duplication, arising out of or in connection with Taxes (A) imposed on the Company or for which the Company may otherwise be liable with respect to any Pre-Closing Tax Period; (B) for which the Company is liable under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of state, local or non-U.S. Tax Law) by reason of the Company being included in any consolidated, affiliated, combined or unitary group in any Pre-Closing Tax Period or (C) for which the Company is otherwise liable (1) as a transferee or successor by reason of a transaction occurring before the Closing, or (2) as a result of being a party to any agreement or any express or implied obligation to indemnify any other Person (other than commercial agreements entered into in the ordinary course of business the primary purpose of which does not relate to Taxes) to the extent such agreement or obligation was entered into or assumed prior to the Closing.

(ii) For purposes of this Agreement, in the case of Taxes based upon income, sales, proceeds, profits, receipts, wages, compensation or similar items, the Taxes attributable to the portion of any Straddle Period that is a Pre-Closing Tax Period shall be determined on the basis of a closing of the books as of the close of business on the Closing Date (treating all Transaction Expenses as attributable to the portion of such Straddle

Period ending on the Closing Date, to the extent permitted by applicable Law, for these purposes), except that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions), other than with respect to property placed in service after the Closing, shall be allocated on a per diem basis, and the amount of any other Taxes of the Company attributable to such Tax period shall equal the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period up to and including the Closing Date, and the denominator of which is the total number of days in the taxable period.

(iii) To the extent Purchaser or Parent is entitled to and able to recover any insurance proceeds under the RWI Policy in amounts otherwise payable by Seller by reason of Section 7.3(a)(i) (taking into account any bar on recovery imposed by the application of any retention thereof or any exclusion thereto), Purchaser or Parent shall use reasonable best efforts to seek recovery for such amounts under the RWI Policy. Any Taxes for which Seller is liable pursuant to Section 7.3(a)(i) shall be satisfied: (i) first, to the extent coverage under the RWI Policy of such Taxes is available after Purchaser or Parent makes the efforts described in the preceding sentence, by recovery under the RWI Policy until coverage under the RWI Policy is exhausted and (ii) second, by Seller.

(iv) The obligation of Seller to indemnify under this Section 7.3(a) shall survive until the expiration of the statute of limitations (including any tolling or extension thereof) applicable with respect to the underlying Tax.

(v) Any disputes between the parties relating to this Section 7.3(a) shall be resolved by the Independent Accounting Firm in accordance with the procedures set forth in Section 2.6(b)(iii), applied mutatis mutandis.

(b) Each of Parent and Seller acknowledges and agrees that, for U.S. federal income tax purposes, the transactions contemplated by this Agreement shall be treated as a sale by Seller of the assets of the Company to Parent in exchange for the amount properly treated as purchase price for U.S. federal income tax purposes.

(c) The total Estimated Closing Consideration, as adjusted by the Adjustment Amount, and any other items that are treated as consideration for applicable Tax purposes, shall be allocated among the assets of the Company deemed acquired by Parent in accordance with Section 1060 of the Code, the U.S. Treasury Regulations thereunder and the principles set forth in Schedule 7.3(c) (the “Allocation Principles”). It is agreed by the Parties that such Allocation Principles were arrived at by arm’s length negotiation and in the judgment of the Parties properly reflect the fair market value of such assets. It is agreed that the allocations under this Section 7.3(c) will be binding on all Parties for federal, state, local and other tax purposes and will be consistently reflected by each party on such party’s tax returns. In the event that the consideration paid hereunder is subsequently adjusted pursuant to Section 2.6 or otherwise, the purchase price allocation shall be revised in a manner consistent with this Section 7.3(c).

(d) Except as required by applicable Law, none of Parent, Seller, the Company or any of their respective Affiliates shall file any Tax Return, or otherwise take any position for U.S. federal income tax purposes that is inconsistent with the tax treatment described in Section 7.3(b) or the Allocation Principles that become final and binding in accordance with Section 7.3(c).

(e) Any refunds of or credits against Taxes in lieu of a refund (including any interest paid or credited with respect thereto) of, or with respect to, the Company that are attributable or allocable to any Pre-Closing Tax Period that relate to Taxes paid by the Company prior to the Closing or by Seller (including pursuant to Section 7.3(a)(i)) will be for the benefit of Seller, except for any such refund or credit attributable to or arising from any Tax asset or attribute of the Company (to the extent such Tax asset or attribute arising following the Closing) or of Parent, Purchaser or any of their Affiliates (other than the Company). Purchaser or Parent (as the case may be) shall promptly pay (or cause to be promptly paid) to Seller the amounts of any such refunds or credits following receipt or accrual of the relevant benefit from the applicable Tax authority (whether received as a refund or as a credit against or an offset of Taxes otherwise payable), in each case net of any expenses incurred by Purchaser, Parent or their Affiliates (including the Company) in obtaining such refund or credit. At Seller’s request, Purchaser, Parent and their Affiliates (including the Company) shall use reasonable best efforts, to obtain any such refund or credit, at Seller’s sole expense, it being understood and agreed that if any expenses incurred by Purchaser, Parent or their Affiliates (including the Company) in obtaining such refund or credit exceed the amount of such refund or credit, no payment will be required pursuant to the preceding sentence and Seller shall indemnify against and promptly pay to Purchaser the amount of any costs in excess of the refund or credit amount. In no event shall Seller be entitled to any refund or credit that is required to be paid to any other Person pursuant to any arrangement entered into by the Company prior to the Closing (other than this Agreement) or pursuant to the RWI Policy.

(f)

(i) Following the Closing, Parent shall control the filing of all Tax Returns with respect to the Company and any audit, examination, litigation or other proceeding with respect to Taxes (“Tax Contests”) relating to the Company. In the case of any Tax Return of the Company that relates, in whole or in part to Taxes attributable to any Pre-Closing Tax Period or Straddle Period, (A) such tax return shall be filed in a manner consistent with the past practices of the Company, except as otherwise required by applicable Law, as reasonably determined by Parent, and (B) Parent shall provide Seller with a draft of such Tax Return a reasonable time prior to the due date for filing such Tax Return and shall consider in good faith any reasonable changes requested by Seller. In no event shall Parent or the Company (1) file an amended Tax Return, (2) file a Tax Return with a due date on or prior to the Closing Date, or (3) initiate or enter into any voluntary disclosure or similar proceeding, in each case, to the extent relating in whole or in part to Taxes for which Seller is liable pursuant to Section 7.3(a)(i) without the prior written consent of the Seller (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that Seller’s consent shall not be required in any case where the Taxes for which Seller would be liable pursuant to Section 7.3(a)(i) by reason of such action do not exceed $25,000; provided, further, that Parent shall be entitled to take any such action without Seller’s consent to the extent Parent agrees in writing to forego any indemnification under this Agreement relating to such action. In the case of any Tax Contest relating in whole or in part to Taxes for which Seller may be liable pursuant to this Agreement, (i)

Parent shall promptly notify Seller if Parent or the Company receives written notice of such Tax Contest (ii) Parent will keep Seller reasonably informed of developments with respect to any such Tax Contest and (iii) neither Parent nor the Company shall be entitled to settle such Tax Contest without the prior written consent of Seller (such consent not to be unreasonably withheld, conditioned or delayed); provided, that Seller’s consent shall not be required in any case where the Taxes for which Seller would be liable pursuant to Section 7.3(a)(i) by reason of such settlement do not exceed $25,000; provided, further, that Parent shall be entitled to settle any such Tax Contest without Seller’s consent to the extent Parent agrees in writing to forego any indemnification under this Agreement relating to such settlement.

(ii) Seller shall timely reimburse Purchaser for any Taxes for which Seller is liable pursuant to Section 7.3(a)(i) but which are remitted in respect of any Tax Return to be filed by Parent upon the written request of Parent, setting forth in reasonable detail the computation of the amount owed by Seller.

(iii) Notwithstanding anything to the contrary in this Agreement, all Tax Returns of the Company prepared by Parent or Seller shall claim any and all Transaction Tax Deductions in a Pre-Closing Tax Period to the maximum extent permitted by applicable Law. The parties hereto agree that seventy percent (70%) of any success-based fees paid by the Company shall be treated as deductible under Rev. Proc. 2011-29 and shall be a Transaction Tax Deduction.

7.4 WARN Act. Neither Parent nor Purchaser shall, nor shall either permit the Company to, at any time during the 90 day period immediately following the Closing Date, effectuate a “plant closing” or “mass layoff” as those terms are defined in the WARN Act, without complying in all material respects with the notice requirements and all other provisions of the WARN Act and applicable Law.

7.5 Retained Marks. Upon the Closing, Parent and its Affiliates (which, for the purposes of this Section 7.5 shall include the Company) shall cease and discontinue all uses of the trademarks and tradenames set forth on Schedule 7.5 (the “Retained Marks”), which shall include as promptly as practicable changing the name of the Company to remove the term “Apex.” Parent, for itself and its Affiliates, agrees that the rights of the Company to the Retained Marks pursuant to the terms of any agreements, both oral and written, and custom of dealing, between the Seller and its Affiliates, on the one hand, and the Company, on the other, shall terminate as of the Closing.

7.6 Contingent Shares. Parent shall take all actions necessary to ensure that sufficient shares of Parent Stock are authorized for Parent to comply with its obligations to issue any Contingent Shares that becomes issuable as set forth in this Agreement.

7.7 RWI Policy. Purchaser shall not, and shall cause its Affiliates not to, waive, amend, restate, supplement, modify, or alter any RWI Policy, including with respect to subrogation, in a manner that would reasonably be expected to be adverse to Seller or any of its stockholders, Representatives and Affiliates and each of its or their heirs, executors, successors and permitted assigns, in each case, without the prior written consent of Seller.

7.8 “Wrong Pockets”.

(a) If, following the Closing, any right, property or asset which, prior to the Closing, was primarily used in, held for use primarily in, or primarily useful in the Covered Business (as compared to other businesses), is found to have been retained in error by any Seller Parent Group Member, the applicable Seller Parent Group Member will deliver, or cause to be delivered, at the applicable Seller Parent Group Member’s sole cost and expense, such right, property or asset (subject to any applicable related liabilities) as soon as reasonably practicable to the Company or an Affiliate thereof designated by Purchaser in writing. If, following the Closing, any right, property or asset which, prior to the Closing, was used by a Seller Parent Group Member, but not primarily used in, held for use in, or primarily useful in the Covered Business (as compared to other businesses), is found to have been retained in error by the Company, the Company will deliver, or cause to be delivered, at the Company’s sole cost and expense, such right, property or asset (subject to any applicable related liabilities) as soon as reasonably practicable to the applicable Seller Parent Group Member or an Affiliate thereof designated by Seller in writing.

(b) If, following the Closing, Apex Crypto identifies any Intellectual Property Right that (i) was owned by Seller and its Affiliates (other than the Company) as of the Closing, (ii) was Excluded IP (as defined in the IP Assignment Agreement) that was not expressly provided to the Company under the Commercial Agreement or Transition Services Agreement, and (iii) is reasonably required to operate the Covered Business in the same or substantially same manner as it was operated prior to the Closing (“Other IP”), then the Company shall provide written notice to Seller of its request for access to such item of Other IP. Promptly following receipt of such notice from the Company, Seller shall cooperate in good faith with the Company to determine whether access to such Other IP is reasonably required to operate the Covered Business in the same or substantially same manner as it was operated prior to the Closing, and, if so (any such Other IP, the “Agreed Other IP”), the parties shall make such mutually agreeable arrangements as are reasonable to provide access to such Agreed Other IP, including under the Commercial Agreement or by standalone license, at no additional charge unless otherwise mutually agreed in writing by the Company and Seller (each such arrangement, license or agreement, an “Alternative Arrangement”).

(c) In consideration of the purchase and sale of Purchased Interests hereunder, Seller Parent Group Members hereby agree and covenant on behalf of themselves and future Affiliates and successors (“Seller Parties”), that neither Seller Parent Group Members nor any Seller Party will assert, or authorize, assist, or encourage any third party to assert, against Purchaser Group Members or any Purchaser Group Member’s current or future Affiliates, customers, end users, vendors, business partners, successors, or licensors, any Intellectual Property Rights infringement or other claim regarding any Purchaser Group Member’s use of any Agreed Other IP prior to the date on which an Alternative Arrangement takes effect in respect thereof to the extent that such Agreed Other IP was used in a manner consistent with how such Agreed Other IP was used in the Covered Business prior to Closing (the “Non-Assert”). Seller Parent Group Members agree that, if they or their business is acquired (whether by merger, stock sale, asset purchase, or any other corporate transaction or reorganization) or if a Seller Parent Group Member undergoes a change of control, then the Non-Assert will remain binding on such Seller Parent Group Members and shall bind any such acquirer or successor to such Seller Parent Group Members. The parties agree that Purchaser may freely assign or transfer the Non-Assert to any Affiliate or successor in connection with a merger, stock sale, asset purchase, change of control, or any other corporate transaction or reorganization.

ARTICLE 8.

CONDITIONS PRECEDENT

8.1 Conditions to Each Party’s Obligation. The respective obligations of the parties hereto to effect the Transactions are subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Seller and Purchaser), at or prior to the Closing, of the following conditions:

(a) HSR Act. Any applicable waiting periods, together with any extensions thereof, under the HSR Act shall have expired or been terminated.

(b) Approvals. The approvals set forth in Schedule 8.1(b) shall have been received and shall not have been revoked, and any applicable waiting periods, together with any extensions thereof, shall have expired or been terminated; provided that, in accordance with applicable Law, and if the Parties mutually agree, a Surrender Authorization may be received in lieu of any approval from a Money Services Regulator listed upon Schedule 8.1(b).

(c) No Prohibitive Injunctions or Laws. No (i) temporary restraining order, preliminary or permanent injunction issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Transactions will be in effect, (ii) action will have been taken by any Governmental Authority of competent jurisdiction, and (iii) Law will have been enacted, entered, enforced or deemed applicable to the Transactions, that, in the case of each of the foregoing clauses (i), (ii) or (iii), prevents or makes illegal the consummation of the Transactions. It is agreed that the receipt by any party of a form letter from the FTC’s Bureau of Competition, substantially in the form announced and disclosed by the FTC on August 3, 2021, will not result in a failure of the condition set forth in this Section 8.1(c) to be satisfied.

8.2 Conditions to Obligation of Purchaser. The obligations of Purchaser to effect the Transactions is subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Purchaser), at or prior to the Closing, of the following conditions:

(a) Representations and Warranties. Each of the Fundamental Representations (without giving effect to any qualifications or limitations as to “materiality” or words of similar import set forth therein) shall be true and correct in all material respects as of the Closing as though made at and as of such time (other than such representations and warranties as are made as of an earlier date, which shall be so true and correct as of such date), and each other representation or warranty set forth in Article 3 and Article 4 shall be true and correct in all respects (without giving effect to any qualifications or limitations as to “materiality” or words of similar import set forth therein) as of the Closing as though made at and as of such time (other than such representations and warranties as are made as of an earlier date, which shall be so true and correct as of such date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect.

(b) Performance of Covenants and Obligations. The Company and Seller shall have performed or complied in all material respects with the obligations and covenants required to have been performed or complied with by the Company and Seller, respectively, under this Agreement at or prior to the Closing.

(c) Closing Deliverables. The Company and Seller shall have delivered to Purchaser the closing deliveries required to be delivered by the Company and Seller, respectively, pursuant to Sections 2.3(b) and 2.3(c).

(d) Termination of Agreements. Each of the agreements listed on Schedule 8.2(d) shall have been terminated, in each case effective prior to or as of the Closing, and the Company shall have delivered evidence of such termination in form and substance satisfactory to Purchaser.

(e) Modification of Agreements. Each of the agreements listed on Schedule 8.2(e) shall have been modified in the manner set forth on Schedule 8.2(e), in each case effective prior to or as of the Closing, and the Company shall have delivered evidence of such modifications in form and substance satisfactory to Purchaser.

(f) Resignations of Officers; Releases. Each of the officers of the Company in office immediately prior to the Closing shall have executed and delivered to Purchaser a resignation letter and release in the form attached hereto as Exhibit J.

(g) Closing Statement. The Company shall have delivered to Purchaser the Pre-Closing Statement in accordance with Section 2.4.

(h) Good Standing Certificates. The Company shall have delivered to Purchaser a certificate of good standing of the Company from the office of the Secretary of State of the State of Delaware, as of a date no more than five Business Days prior to the Closing Date.

(i) Authorized Person Certificate. Purchaser shall have received a certificate dated as of the Closing Date, signed by an authorized person of the Company, certifying as to (i) an attached copy of the Organizational Documents of the Company and stating that the Organizational Documents have not been amended, modified, revoked or rescinded, (ii) an attached copy of the resolutions of the members of the Company evidencing the approval of the Agreement and the Transactions, and stating that such resolutions have not been amended, modified, revoked or rescinded, and (iii) the names and signatures of the officers of the Company authorized to sign this Agreement, the Related Documents and the other documents to be delivered by the Company hereunder and thereunder.

(j) Transferring Employees.

(i) No fewer than 65% of the Offer Employees who are not the Key Employee, who receive an Employment Offer from Parent or an Affiliate thereof pursuant to Section 6.14, (A) shall remain employed by a Seller Parent Group Member as of the Closing Date, (B) shall have accepted their offers of employment pursuant to Section 6.14, (C) shall each have entered into Parent’s standard employment offer letters, proprietary rights agreement and non-competition and non-solicitation agreement

(collectively, “Employment Offer Documents”), each of which shall have been executed and delivered to Parent prior to the Closing Date; provided that if any such Offer Employee breaches or repudiates such employee’s Employment Offer Documents prior to the Closing, then such employee shall be deemed, for purposes of this Section 8.2(j), to not have executed such Employment Offer Documents, and (D) shall have consented to and satisfied Parent’s or its applicable Affiliate’s customary employee background investigation.

(ii) At least one of the following conditions shall be true: (A) the Key Employee shall not have breached or repudiated his Key Employee Offer Document, (B) a Replacement Key Employee has entered into Replacement Key Employee Offer Documents and such Replacement Key Employee shall not have breached or repudiated his or her Replacement Key Employee Offer Documents, (C) Purchaser shall have failed to make an Employment Offer to a Replacement Key Employee within three weeks of the Key Employee breaching or repudiating his Key Employee Offer Document, or (D) Purchaser has made an Employment Offer to a Replacement Key Employee within three weeks of the Key Employee breaching or repudiating his Key Employee Offer Document and such Replacement Key Employee has not entered into Replacement Key Employee Offer Documents. All such Offer Employees, Key Employee or Replacement Key Employee who satisfy the foregoing criteria and become employed by Parent or its Affiliate as of the Closing Date pursuant to their respective Employment Offers and Employment Offer Documents are referred to herein as the “Transferring Employees,” whose resignations from employment shall be accepted by the applicable Seller Parent Group Member effective upon the Closing.

(k) Consents. The Company shall have delivered to Purchaser duly executed copies of all third-party consents, approvals, assignments, notices, waivers, authorizations or other certificates set forth on Schedule 8.2(k), each in form and substance satisfactory to Purchaser.

8.3 Conditions to Obligations of the Company and Seller. The obligation of the Company and Seller to effect the Transactions is subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by the Company), at or prior to the Closing, of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Purchaser set forth in Article 5 shall be true and correct in all respects (without giving effect to any qualifications or limitations as to “materiality” or words of similar import set forth therein) as of the Closing as though made at and as of such time (other than such representations and warranties as are made as of an earlier date, which shall be so true and correct as of such date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement.

(b) Performance of Covenants and Obligations of Purchaser. Purchaser shall have performed or complied in all material respects with the obligations and covenants required to have been performed or complied with by it under this Agreement at or prior to the Closing.

(c) Closing Deliverables. Purchaser shall have delivered to the Company and Seller the closing deliveries required to be delivered by Purchaser pursuant to Section 2.3(a).

8.4 Waiver of Condition; Frustration of Conditions. All conditions to the Closing shall be deemed to have been satisfied or waived from and after the Closing. None of Seller, the Company or Purchaser may rely on the failure of any condition set forth in this Article 8, as applicable, to be satisfied if such failure was caused by such party’s breach of this Agreement, including any failure to use, as required by this Agreement, the requisite efforts to consummate the Transactions.

ARTICLE 9.

TERMINATION

9.1 Events of Termination. Notwithstanding anything to the contrary, this Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing:

(a) by mutual written consent of Purchaser and Seller;

(b) by Purchaser, by written notice from Purchaser to the Company and Seller, if there has been a breach or inaccuracy of a covenant, representation, or warranty made by the Company or Seller in this Agreement, such that the conditions in Section 8.1 or Section 8.2 are not capable of being satisfied and which breach is incapable of being cured or, if such breach is capable of being cured, (i) the Company and Seller have not commenced good faith efforts to cure such breach within 20 Business Days after Purchaser has given the Company and Seller written notice of such breach, and its intention to terminate this Agreement pursuant to this Section 9.1(b) and such breach has not been cured within 90 Business Days after such written notice has been given or (ii) the Company and Seller have ceased exercising good faith efforts to cure such breach; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to Purchaser if the failure of Purchaser to fulfill any of its obligations under this Agreement has been the primary cause of such breach, or if the conditions in Section 8.1 or Section 8.3 are not capable of being satisfied because there is then a breach or inaccuracy of a covenant, representation, or warranty made by Parent or Purchaser in this Agreement;

(c) by Seller, by written notice from Seller to Purchaser and Parent, if there has been a breach or inaccuracy of a covenant, representation, or warranty made by Purchaser or Parent in this Agreement, such that the conditions in Section 8.1 or 8.3 are not capable of being satisfied and which breach is incapable of being cured or, if such breach is capable of being cured, (i) Parent and the Purchaser have not commenced good faith efforts to cure such breach within 20 Business Days after the Company or Seller has given Parent and the Purchaser written notice of such breach and its intention to terminate this Agreement pursuant to this Section 9.1(c) and such breach has not been cured within 90 Business Days after such written notice has been given or (ii) Parent and the Purchaser have ceased exercising good faith efforts to cure such breach; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to Seller if the failure of Seller to fulfill any of its obligations under this Agreement has been the primary cause of such breach, or if the conditions in Section 8.1 or 8.2 are not capable of being satisfied because there is then a breach or inaccuracy of a covenant, representation, or warranty made by the Company or Seller in this Agreement;

(d) by Purchaser or Seller, by written notice from Purchaser or Seller to the other, if the Closing has not occurred on or prior to 11:59 p.m. on July 31, 2023 (the “Outside Date”), except that neither party may exercise the right to terminate this Agreement pursuant to this Section 9.1(d) if the sole reason for failure of the Closing to occur prior to 11:59 p.m. on the Outside Date is that the closing conditions set forth in either Section 8.1(a) or (b) have not been satisfied, in which case the Outside Date shall automatically be extended to 11:59 p.m. on September 30, 2023 (the “Extended Outside Date”), which may in turn be further extended only by agreement among the Parties solely to satisfy the closing conditions set forth in Section 8.1(a) or (b); provided, however, that the party exercising the right to terminate this Agreement pursuant to this Section 9.1(d) shall not have been responsible for such failure of the Closing to occur through a breach or inaccuracy of a covenant, representation or warranty by such party contained in this Agreement; or

(e) by Purchaser or Seller, by written notice from Purchaser or Seller to the other, if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction, order or other Law which is in effect, final and non-appealable and which has the effect of making the Transactions illegal.

9.2 Effect of Termination. In the event that this Agreement shall be terminated pursuant to Section 9.1, (a) Purchaser, Parent, the Company and Seller and their respective Representatives shall promptly return or destroy all “Confidential Information” (as such term is defined in the Confidentiality Agreement) in accordance with Section 1 of the Confidentiality Agreement and (b) all further obligations of the parties hereto under this Agreement shall terminate without further liability or obligation to the other parties hereto; provided, however, that, notwithstanding the foregoing, (A) the liabilities and obligations under (i) the Confidentiality Agreement, and (ii) this Section 9.2 the first sentence of Section 6.3(c) shall continue in full force and effect and (B) termination shall not relieve any party hereto from liability in connection with any Fraud or Willful Breach prior to such termination.

ARTICLE 10.

GENERAL PROVISIONS

10.1 Non-Survival of Representations and Warranties. Other than the representations and warranties contained in Section 3.25 (No Other Representations or Warranties), Section 4.9 (Investigation and Agreement by Seller; Non-Reliance of Seller; No Other Representations and Warranties), Section 4.10 (No Other Representations and Warranties), Section 5.12 (Investigation and Agreement by Parent and Purchaser; Non-Reliance of Parent and Purchaser; No Other Representations and Warranties), and Section 5.13 (No Other Representations and Warranties), none of the representations, warranties, covenants, and agreements of the parties in this Agreement or in any instrument delivered by the parties pursuant to this Agreement shall survive the Closing; provided, however, that this Section 10.1 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Closing or the termination of this Agreement pursuant to Article 9. Notwithstanding anything to the contrary herein, except for the covenants and agreements requiring performance after the Closing, no party hereto (or any officer, agent, employee, direct or indirect holder of any equity interest or securities, or Affiliates of any party hereto) shall have any liability hereunder after the Closing, except in the case of Fraud or Willful Breach (and this sentence is intended to benefit each such Person, whether or not parties to this Agreement).

10.2 Entire Agreement. This Agreement, including the Exhibits and Schedules hereto, and the Related Documents, contain the entire understanding of the parties hereto with respect to the subject matter contained herein and therein. This Agreement supersedes all prior and contemporaneous agreements, arrangements, contracts, discussions, negotiations, undertakings, and understandings (including any letters of intent or term sheets), whether written or oral, among the parties with respect to such subject matter (other than, for the avoidance of doubt, the Confidentiality Agreement and the Related Documents) or any prior course of dealings. The parties hereto have voluntarily agreed to define their rights, liabilities, and obligations respecting the Transactions exclusively in contract pursuant to the express terms and conditions of this Agreement and the Related Documents, and the parties hereto expressly disclaim that they are owed any duties or entitled to any remedies not expressly set forth in this Agreement and the Related Documents. Furthermore, the parties each hereby acknowledge that this Agreement and the Related Documents embody the justifiable expectations of sophisticated parties derived from arm’s-length negotiations, and all parties to this Agreement and the Related Documents specifically acknowledge that no party has any special relationship with another party that would justify any expectation beyond that of an ordinary purchaser and an ordinary seller in an arm’s-length transaction. The sole and exclusive remedies for any Related Claims shall be those remedies available at law or in equity for breach of contract only (as such contractual remedies have been further limited or excluded pursuant to the express terms of this Agreement); and the parties hereby agree that neither party hereto shall have any remedies or cause of action (whether in contract or in tort or otherwise) of any statements, communications, disclosures, failures to disclose, representations, or warranties not set forth in this Agreement.

10.3 Amendment; No Waiver. This Agreement and the Related Documents may be amended, supplemented or changed only by a written instrument making specific reference to this Agreement (and, if applicable, the Related Documents) only by a written instrument executed by each party hereto or thereto, and any provision of this Agreement and the Related Documents can be waived, only by a written instrument making specific reference to this Agreement (and, if applicable, the Related Documents) executed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought. The waiver by any party of a breach of any provision of this Agreement or the Related Documents shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising any right, power, or remedy hereunder shall operate as a waiver thereof, nor shall a single or partial exercise of such right, power, or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

10.4 Severability; Specific Versus General Provisions. Whenever possible, each provision of this Agreement and the Related Documents shall be interpreted in such manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement or the Related Documents is invalid, illegal, or incapable of being enforced by any Law or public policy, all other terms or provisions of this Agreement and the Related Documents shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, in whole or in part, such term or provision is hereby deemed modified to give effect to the original written intent of the parties to the greatest extent consistent with being valid and enforceable under applicable Law. No party hereto shall assert, and each party shall cause its respective Affiliates or related parties not to assert, that this Agreement or any part hereof is invalid, illegal, or unenforceable. Notwithstanding anything to the contrary, to the extent that a representation, warranty, covenant, or agreement of the Company or Seller contained in this Agreement or the Schedules (each, a “Provision”) addresses a particular issue with specificity (a “Specific Provision”), and no breach by the Company or Seller exists under such Specific Provision, neither the Company nor Seller shall be deemed to be in breach of any other Provision (with respect to such issue) that addresses such issue with less specificity than the Specific Provision and if such Specific Provision is qualified or limited by the Company’s Knowledge, or in any other manner, no other Provision shall supersede or limit such qualification in any manner. Without limiting the generality of the foregoing, no representation or warranty regarding or relating to any (i) environmental, health, or safety matters (including any arising under any Environmental Laws) is being made, except as set forth in Section 3.11, (ii) employee benefit matters is being made, except in Section 3.15, and (iii) Intellectual Property or Software matters is being made, except in Section 3.16.

10.5 Expenses and Obligations. Except as otherwise provided in this Agreement, all costs and expenses (including fees and expenses of legal, accounting, financial and tax advisors) incurred by the parties hereto in connection with the Transactions shall be borne solely and entirely by the party that has incurred such expenses.

10.6 Notices. All notices, consents, waivers, and other communications under this Agreement or the Related Documents must be in writing and will be deemed to have been duly given (a) if personally delivered, on the date of delivery, (b) if delivered by express courier service of national standing for next day delivery (with charges prepaid), on the Business Day following the date of delivery to such courier service, (c) if delivered by electronic mail (unless the sender receives an automated message that the email has not been delivered), on the date of transmission if on a Business Day before 5:00 p.m. local time of the business address of the recipient party (otherwise on the next succeeding Business Day), and (d) if deposited in the mail, first-class postage prepaid, on the date of delivery, in each case to the appropriate addresses or email addresses set forth below (or to such other addresses or email addresses as a party may designate by notice to the other parties in accordance with this Section 10.6):

If to Parent, Purchaser or, after the Closing, to the Company:

Bakkt Holdings, Inc.

10000 Avalon Boulevard, Suite 1000

Alpharetta, Georgia 30009

Attention: General Counsel

Email: legal-notices@bakkt.com

with a copy to (which will not constitute notice):

Wilson Sonsini Goodrich & Rosati, Professional Corporation

900 S Capital of Texas Hwy

Austin, Texas 78746

Attention: Matt Lyons

Email: mlyons@wsgr.com

If to Seller or, prior to the Closing, to the Company:

Apex Fintech Solutions Inc.

c/o PEAK6 Investments LLC

141 W. Jackson Blvd., Suite 500

Chicago, Illinois 60604

Attention: Bill Capuzzi; Jay Coppoletta; Rajeev Khurana

Email: wcapuzzi@apexfintechsolutions.com; jcoppoletta@peak6.com;

rkhurana@apexfintechsolutions.com

and

Apex Crypto LLC

c/o PEAK6 Investments LLC

141 W. Jackson Blvd., Suite 500

Chicago, Illinois 60604

Attention: Rachel Saunders

Email: rsaunders@peak6.com

with a copy to (which will not constitute notice):

Sidley Austin LLP

2021 McKinney Ave #2000

Dallas, Texas 75201

United States of America

Attention: Chris Abbinante; Ryan Scofield

Email: cabbinante@sidley.com; rscofield@sidley.com

10.7 Counterparts. This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or other agreed format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

10.8 Governing Law. This Agreement, the Related Documents, and all Related Claims shall be governed by the internal laws of the State of Delaware, without giving effect to any choice or conflict of law principles or rules that would cause the application of the Laws of any other jurisdiction.

10.9 Submission to Jurisdiction; Consent to Service of Process.

(a) Except as specifically provided in Section 2.6 (which shall govern any applicable dispute in the manner set forth therein), the parties hereto hereby irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and, if the Court of Chancery of the State of Delaware is unable to establish jurisdiction over any such Related Claim, then any other federal or state court located within the State of Delaware, over all Related Claims, and each party hereby irrevocably agrees that all Related Claims may be heard and determined in such courts. The parties hereby irrevocably and unconditionally waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such Related Claim brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(b) Each of the parties hereto hereby consents to process being served by any party to this Agreement in any Related Claim by the delivery of a copy thereof in accordance with the provisions of Section 10.6 along with a notification that service of process is being served in conformance with this Section 10.9(b). Nothing in this Agreement will affect the right of any party to serve process in any other manner permitted by Law.

10.10 Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT, THE RELATED DOCUMENTS, OR ANY RELATED CLAIMS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY EXPRESSLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING OR RELATED CLAIM BROUGHT BY OR AGAINST IT, DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE RELATED DOCUMENTS, OR ANY RELATED CLAIMS. EACH PARTY ACKNOWLEDGES AND AGREES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD, IN THE EVENT OF LITIGATION, SEEK TO PREVENT OR DELAY ENFORCEMENT OF SUCH WAIVER; (II) IT MAKES SUCH WAIVER VOLUNTARILY, AND (III) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10.

10.11 Rights Cumulative. Except as otherwise expressly provided herein, any and all rights and remedies of each of the parties under this Agreement and the Related Documents will be cumulative, and the exercise of one or more rights or remedies will not preclude the exercise of any other right or remedy available under this Agreement, the Related Documents or applicable Law.

10.12 Assignment. Except as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors by operation of law and permitted assigns of the parties hereto. No assignment of this Agreement or any of the rights, interests or obligations under this Agreement may be made by any party at any time, whether or not by operation of law, without the prior written consent of Seller and Purchaser, and any attempted assignment without the required consent shall be void; provided, however, that Purchaser may assign any of its rights or delegate any of its duties under this Agreement to any Affiliate of Purchaser; provided, further, however, that, in each case, such assignment shall not release Purchaser from its obligations under this Agreement and Seller shall have no obligation to pursue remedies against any assignee of Purchaser before proceeding against Purchaser for any breach of its obligations hereunder.

10.13 Specific Enforcement; Remedies.

(a) The parties hereto agree that irreparable damage (for which monetary relief, even if available, would not be an adequate remedy) would occur in the event that any of the provisions of this Agreement were not performed by the parties hereto in accordance with their specific terms or were otherwise breached. It is accordingly agreed that (i) Parent and Purchaser, on the one hand, and Seller and the Company, on the other hand, shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction without proof of damages or otherwise and that this shall include the right of Seller and the Company, on the one hand, and Parent and Purchaser, on the other hand, to cause the other parties to fully perform the terms of this Agreement to the fullest extent permissible pursuant to this Agreement and applicable Laws and to thereafter cause this Agreement and the Transactions to be consummated on the terms and subject to the conditions thereto set forth in this Agreement, and (ii) the right of specific performance and other equitable relief is an integral part of the Transactions and without that right, neither Seller or the Company, on the one hand, nor Purchaser, on the other hand, would have entered into this Agreement. Remedies shall be cumulative and not exclusive and shall be in addition to any other remedies that any party may have under this Agreement. Each of the parties hereto hereby (A) waives any defenses in any Action for specific performance that a remedy at law would be adequate, (B) waives any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief, and (C) agrees not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. If any party brings any Action to enforce specifically the performance of the terms and provisions hereof by any other party, the Outside Date shall be automatically extended for so long as the party bringing such Action is actively seeking a court order for an injunction or injunctions or to specifically enforce the terms and provisions of this Agreement plus five Business Days. Notwithstanding anything to the contrary, in no event shall this Section 10.13 be used, alone or together with any other provision of this Agreement, to require any party hereto to remedy any breach of any representation or warranty of any such party.

(b) Neither the commencement of any Action pursuant to this Section 10.13 nor anything else in this Section 10.13 shall restrict or limit Seller or Purchaser’s right to terminate this Agreement in accordance with the terms of Article 9 or to pursue, before or after any termination, any other remedies under this Agreement (including monetary damages) that may be available then or thereafter, and nothing in this Section 10.13 or elsewhere in this Agreement shall require Seller or Purchaser to institute any proceedings for specific performance prior to or as a condition to exercising any other right or remedy (including the pursuit of damages).

10.14 Third-Party Beneficiaries. Except as set forth in Section 10.15 (with respect to the Nonparty Affiliates), Section 10.16 (with respect to the Seller Group Members) and the next sentence, nothing in this Agreement, express or implied, is intended to confer upon any Person other than the parties hereto any rights or remedies of any nature whatsoever under or by reason of this Agreement. All of the Persons identified as third-party beneficiaries in the first sentence of this Section 10.14 shall be entitled to enforce such provisions and to avail themselves of the benefits of any remedy for any breach of such provisions, all to the same extent as if such Persons were parties to this Agreement. This Agreement does not constitute an amendment of any benefit plan and does not impose any obligations on Purchaser under any benefit plan. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with this Agreement without notice or liability to any other Person. The representations and warranties in this Agreement represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any party hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the Agreement Date or as of any other date.

10.15 No Personal Liability of Directors, Officers and Owners. All Related Claims may be made only against (and are those solely of) the entities that are expressly identified as parties in the preamble to this Agreement (the “Contracting Parties”). No Person who is not a Contracting Party, including any current, former, or future director, officer, employee, incorporator, member, partner, manager, stockholder, shareholder, Affiliate, agent, attorney, solicitor, representative, or assignee of, or any financial advisor or lender to, any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, shareholder, Affiliate, agent, attorney, solicitor, representative, or assignee of, or any financial advisor or lender to, any of the foregoing (collectively, “Nonparty Affiliates”), shall have any liability; and, to the maximum extent permitted by Law, each Contracting Party hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by Law, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at Law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise; and (b) each Contracting Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement or the Related Documents.

10.16 Legal Representation. Purchaser, the Company, and Seller acknowledge and agree that the Law Firm has represented Seller or the Company in connection with the negotiation, preparation, execution, delivery, and performance of this Agreement and the Related Documents and the consummation of the Transactions and has represented the Company and Seller in the past, and that Seller, its Affiliates, and their respective partners, officers, directors, employees, and Representatives (the “Seller Group Members”) have a reasonable expectation that the Law Firm will represent them in connection with any Related Claim involving any Seller Group Member, on the one hand, and Purchaser, the Company, or any of their respective Affiliates and Representatives (the “Purchaser Group Members”), on the other hand, arising under this

Agreement, the Related Documents, or the Transactions. Purchaser hereby, on behalf of itself and the Company and the other Purchaser Group Members, irrevocably: (a) acknowledges and agrees that any attorney-client privilege, solicitor-client privilege, work product, or other attorney-client or solicitor-client confidential information arising from communications prior to the Closing between the Company (including any one or more officers, directors, employees, or members of the Company), on the one hand, and the Law Firm, on the other hand, that relate primarily to this Agreement or other Transactions and not the business of the Company generally (“Attorney-Client Information”), are not included in the property, rights, privileges, powers, franchises, and other interests that are possessed by or vested in the Company, that the Company’s rights to such Attorney-Client Information shall be deemed property of, and controlled solely by, Seller for the benefit and on behalf of the Seller Group Members, and that no Purchaser Group Member shall have any right to waive any attorney-client privilege, solicitor-client privilege, or other right to confidentiality with respect to such Attorney-Client Information at any time after the Closing; (b) acknowledges and agrees that the Seller Group Members shall have the right to retain, or cause the Law Firm to retain, any such documentation or information in the possession of the Law Firm or such Seller Group Members at the Closing; (c) agrees not to intentionally access any documentation or information for the purpose of accessing Attorney-Client Information; (d) disclaims the right to assert a waiver by any Seller Group Member with regard to the attorney-client privilege, solicitor-client privilege, or other right to confidentiality with respect to such Attorney-Client Information solely due to the fact that such documentation or information is physically in the possession of the Company after the Closing; (e) consents to the Law Firm’s representation after the Closing of any Seller Group Member in any Related Claim arising out of this Agreement and the Transactions, and consents to and waives any conflict of interest arising therefrom without the need for any future waiver or consent; and (f) consents to the disclosure by the Law Firm to any Seller Group Member of any documentation or information obtained by Law Firm during the course of its representation of the Company or any Affiliate prior to the Closing to the extent such documentation or information is related to this Agreement, the Related Documents, or the Transactions, and such disclosure either (i) constitutes Attorney-Client Information or (ii) is reasonably necessary to either enforce the applicable Seller Group Member’s rights under, or to defend against any claim against the Seller Group Member under, this Agreement, the Related Documents or the Transactions, whether or not such documentation or information disclosed is subject to any attorney-client privilege, solicitor-client privilege, or confidentiality obligations to the Company, or an Affiliate of the Company, but such disclosure may only be made to the extent that the applicable Seller Group Member is obligated to keep such documentation or information confidential and the Company and Affiliates of the Company are intended third party beneficiaries of such obligation. To the extent that the Company has any rights to request or control files of the Law Firm, only the Seller Group Members shall have such rights. Notwithstanding the foregoing, in the event that any Related Claim arises after the Closing between any Purchaser Group Member and a Person other than a Seller Group Member, Parent, Purchaser and its Affiliates (including the Company) may assert attorney-client privilege to prevent disclosure of confidential communications to such Person; provided, however, that such Purchaser Group Member shall not waive such privilege with respect to such files without the prior written consent of Seller; provided, further, that if such Purchaser Group Member is required by judicial order or other legal process to make such disclosure, such Purchaser Group Member shall promptly notify Seller in writing of such requirement (without making disclosure) and shall provide Seller with such cooperation and assistance as shall be necessary to enable Seller to prevent disclosure by reason of such attorney-client privilege, solicitor-client privilege, or other rights of confidentiality. This Section 10.16 is for the benefit of the Seller Group Members and such Persons are intended third-party beneficiaries of this Section 10.16.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

BAKKT HOLDINGS, INC.

By:	/s/ Gavin Michael
Name: Gavin Michael
Title: Chief Executive Officer

BAKKT MARKETPLACE, LLC

By:	/s/ Gavin Michael
Name: Gavin Michael
Title: Chief Executive Officer

APEX FINTECH SOLUTIONS INC.

By:	/s/ William Capuzzi
Name: William Capuzzi
Title: Chief Executive Officer

APEX CRYPTO LLC

By:	/s/ Rachel Saunders
Name: Rachel Saunders
Title: Chief Executive Officer

[SIGNATURE PAGE TO MEMBERSHIP INTEREST PURCHASE AGREEMENT]

ANNEX I

ACCOUNTING PRINCIPLES

PART 1

ACCOUNTING HIERARCHY

[***]

ANNEX II

CONTINGENT CONSIDERATION DEFINITIONS

Definitions. For purposes of the Membership Interest Purchase Agreement (“Agreement”) to which this Annex II is attached, the following terms have the meanings below. Terms used but not defined herein shall have the meaning set forth in the Agreement.

(i) “2022 Contingent Payout Percentage” shall be determined as follows:

(A) If the 2022 Q4 Actual Apex Crypto Gross Profit is not greater than $[***], then the 2022 Contingent Payout Percentage shall be zero;

(B) If the 2022 Q4 Actual Apex Crypto Gross Profit is greater than $[***] and not more than $[***], then the 2022 Contingent Payout Percentage shall be equal to (x) 0.5 times (y) (1) the quotient of the 2022 Q4 Actual Apex Crypto Gross Profit divided by (2) the 2022 Q4 Target Apex Crypto Gross Profit;

(C) If the 2022 Q4 Actual Apex Crypto Gross Profit is greater than $[***] and not more than the 2022 Q4 Target Apex Crypto Gross Profit, then the 2022 Contingent Payout Percentage shall be equal to (x) the 2022 Q4 Actual Apex Crypto Gross Profit divided by (y) the 2022 Q4 Target Apex Crypto Gross Profit;

(D) If the 2022 Q4 Actual Apex Crypto Gross Profit is greater than the 2022 Q4 Target Apex Crypto Gross Profit, then the 2022 Contingent Payout Percentage shall be 100%.

(ii) “2022 Eligible Contingent Consideration Amount” means $45,000,000.00.

(iii) “2022 Full Year Target Apex Crypto Gross Profit” means $[***].

(iv) “2022 Share Value” has the meaning specified in Section 1.1 of the Agreement.

(v) “2022 Q4 Actual Apex Crypto Gross Profit” means the actual Apex Crypto Gross Profit for the 2022 Earnout Period, as determined pursuant hereto and in accordance with the Accounting Principles.

(vi) “2022 Q4 Target Apex Crypto Gross Profit” means $[***] in Apex Crypto Gross Profit for the quarterly period beginning on October 1, 2022 and ending on December 31, 2022 (the “2022 Earnout Period”).

(vii) “2023 Actual Apex Crypto Gross Profit” means the actual Apex Crypto Gross Profit for the 2023 Earnout Period, as determined pursuant hereto and in accordance with the Accounting Principles.

(viii) “2023 Actual Apex Crypto Growth Rate” equals the percentage obtained by dividing (A) (x) 2023 Actual Apex Crypto Gross Profit minus (y) 2022 Full Year Target Apex Crypto Gross Profit by (B) 2022 Full Year Target Apex Crypto Gross Profit.

(ix) “2023 Aggregate Delisting Scale Down Factor” means the percentage equal to (A) 100% minus (B) the sum of all Individual Crypto Delisting Scale Down Factors with respect to Delisting Events first occurring in 2023.

(x) “2023 Contingent Payout Percentage” shall be determined as follows:

(A) If the 2023 Growth Rate Percentile is less than 25.0%, then the 2023 Contingent Payout Percentage shall be zero;

(B) If the 2023 Growth Rate Percentile is equal to or greater than 25.0% but not greater than 50.0%, then the 2023 Contingent Payout Percentage shall be equal to (A) 0.25 times (B) the 2023 Growth Rate Percentile;

(C) If the 2023 Growth Rate Percentile is greater than 50.0% but not greater than 75.0%, then the 2023 Contingent Payout Percentage shall be equal to (A) 0.50 times (B) the 2023 Growth Rate Percentile;

(D) If the 2023 Growth Rate Percentile is greater than 75.0% but not greater than 95.0%, then the 2023 Contingent Payout Percentage shall be equal to (A) 0.75 times (B) the 2023 Growth Rate Percentile;

(E) If the 2023 Growth Rate Percentile is greater than 95.0%, then the 2023 Contingent Payout Percentage shall be equal to the lesser of (x) (A) 1.00 times (B) the 2023 Growth Rate Percentile, or (y) 100%.

(xi) “2023 Eligible Contingent Consideration Amount” means $50,000,000.00.

(xii) “2023 Growth Rate Percentile” equals the 2023 Actual Apex Crypto Growth Rate divided by the 2023 Target Apex Crypto Growth Rate.

(xiii) “2023 NFT Sharing Amount” means the product of (A) NFT Gross Profit for the 2023 Earnout Period, times (B) 0.9.

(xiv) “2023 Target Apex Crypto Gross Profit” means the product of (A) $[***] in Apex Crypto Gross Profit for the annual period beginning on January 1, 2023 and ending on December 31, 2023 (the “2023 Earnout Period”) times (B) the 2023 Aggregate Delisting Scale Down Factor.

(xv) “2023 Target Apex Crypto Growth Rate” equals the percentage obtained by dividing (A) (x) the 2023 Target Apex Crypto Gross Profit minus (y) the 2022 Full Year Target Apex Crypto Gross Profit by (B) 2022 Full Year Target Apex Crypto Gross Profit.

(xvi) “2023 Share Value” has the meaning specified in Section 1.1 of the Agreement.

(xvii) “2024 Actual Apex Crypto Gross Profit” means the actual Apex Crypto Gross Profit for the 2024 Earnout Period, as determined pursuant hereto and in accordance with the Accounting Principles.

(xviii) “2024 Actual Apex Crypto Growth Rate” equals the percentage obtained by dividing (A) (x) the 2024 Actual Apex Crypto Gross Profit minus (y) the 2023 Target Apex Crypto Gross Profit by (B) 2023 Target Apex Crypto Gross Profit.

(xix) “2024 Aggregate Delisting Scale Down Factor” means the percentage equal to (x) 100% minus (y) (A) the sum of all Individual Crypto Delisting Scale Down Factors with respect to Delisting Events first occurring in 2024 plus (B) the sum of all Individual Crypto Delisting Scale Down Factors with respect to Delisting Events first occurring in 2023 (calculated, in the case of this clause (B), on the basis that clause (B) in the definition of Individual Crypto Delisting Scale Down Factor is 100%).

(xx) “2024 Contingent Payout Percentage” shall be determined as follows:

(A) If the 2024 Growth Rate Percentile is less than 25.0%, then the 2024 Contingent Payout Percentage shall be zero;

(B) If the 2024 Growth Rate Percentile is equal to or greater than 25.0% but not greater than 50.0%, then the 2024 Contingent Payout Percentage shall be equal to (A) 0.25 times (B) the 2024 Growth Rate Percentile;

(C) If the 2024 Growth Rate Percentile is greater than 50.0% but not greater than 75.0%, then the 2024 Contingent Payout Percentage shall be equal to (A) 0.50 times (B) the 2024 Growth Rate Percentile;

(D) If the 2024 Growth Rate Percentile is greater than 75.0%, but not greater than 85.0%, then the 2024 Contingent Payout Percentage shall be equal to (A) 0.75 times (B) the 2024 Growth Rate Percentile;

(E) If the 2024 Growth Rate Percentile is greater than 85.0%, then the 2024 Contingent Payout Percentage shall be equal to the lesser of (x) (A) the 2024 Growth Rate Percentile times (B) the 2024 Growth Rate Percentile, or (y) 100%.

(xxi) “2024 Eligible Contingent Consideration Amount” means (A) $50,000,000.00 minus (B) either (1) to the extent a positive number, (w) the 2022 Actual Contingent Consideration plus (x) the 2023 Actual Contingent Consideration plus (y) the 2023 Actual NFT Contingent Consideration minus $95,000,000 or (2) to the extent the amount in clause (1) is zero or a negative number, $0.00.

(xxii) “2024 Growth Rate Percentile” equals the 2024 Actual Apex Crypto Growth Rate divided by the 2024 Target Apex Crypto Growth Rate.

(xxiii) “2024 NFT Sharing Amount” means the product of (A) NFT Gross Profit for the 2024 Earnout Period, times (B) 0.9.

(xxiv) “2024 Target Apex Crypto Gross Profit” means the product of (A) $[***] in Apex Crypto Gross Profit for the annual period beginning on January 1, 2024 and ending on December 31, 2024 (the “2024 Earnout Period”) times (B) the 2024 Aggregate Delisting Scale Down Factor.

(xxv) “2024 Target Apex Crypto Growth Rate” equals the percentage obtained by dividing (A) (x) the 2024 Target Apex Crypto Gross Profit minus (y) the 2023 Target Apex Crypto Gross Profit by (B) the 2023 Target Apex Crypto Gross Profit.

(xxvi) “2025 Earnout Period” means the annual period beginning on January 1, 2025 and ending on December 31, 2025.

(xxvii) “2024 Share Value” has the meaning specified in Section 1.1 of the Agreement.

(xxviii) “2025 NFT Sharing Amount” means the product of (A) NFT Gross Profit for the 2025 Earnout Period, times (B) 0.9.

(xxix) “2025 Share Value” has the meaning specified in Section 1.1 of the Agreement.

(xxx) “Accounting Item” means any Disputed Contingent Consideration Calculation Item with respect to the Accounting Principles or the calculations of any of the following: 2022 Contingent Payout Percentage, 2022 Q4 Actual Apex Crypto Gross Profit, 2022 Share Value, 2023 Actual Apex Crypto Gross Profit, 2023 Actual Apex Crypto Growth Rate, 2023 Aggregate Delisting Scale Down Factor, 2023 Contingent Payout Percentage, 2023 Growth Rate Percentile, 2023 NFT Sharing Amount, 2023 Target Apex Crypto Gross Profit, 2023 Target Apex Crypto Growth Rate, 2023 Share Value, 2024 Actual Apex Crypto Gross Profit, 2024 Actual Apex Crypto Growth Rate, 2024 Aggregate Delisting Scale Down Factor, 2024 Contingent Payout Percentage, 2024 Growth Rate Percentile, 2024 Target Apex Crypto Gross Profit, 2024 Target Apex Crypto Growth Rate, 2024 NFT Sharing Amount, 2024 Share Value, Apex Cost of Crypto Assets Sold, Apex Crypto Gross Profit, Apex Revenue Related to the Sale of Crypto Assets, Individual Crypto Delisting Scale Down Factor, NFT Contingent Consideration Cap Amount, NFT Revenue, 2022 Actual Contingent Consideration, 2022 Contingent Share Amount, Revised 2022 Contingent Share Amount, 2022 Excess Share Amount, 2022 Catchup Consideration, 2023 Actual Contingent Consideration, 2023 Contingent Share Amount, 2023 Total Share Amount, Revised 2023 Contingent Share Amount, 2023 Excess Share Amount, 2023 Excess Amount, 2022 Recalculation Amount, Revised 2022 Contingent Payout Percentage, 2022 Catchup Consideration Share Amount, 2024 Actual Contingent Consideration, 2024 Contingent Share Amount, 2024 Total Share Amount, Revised 2024 Contingent Share Amount, Prior Shares, 2024 Excess Share Amount, 2023 Actual NFT Contingent Consideration, 2023 NFT Contingent Share Amount, Reference Volume, 2023 NFT Share Reduction Amount, 2024 Actual NFT Contingent Consideration, 2024 NFT Contingent Share Amount, 2025 NFT Sharing Amount, 2025 Actual NFT Contingent Consideration, 2025 NFT Contingent Share Amount, Revised 2025 Contingent Share Amount, 2024 Prior Shares and 2025 Excess Share Amount.

(xxxi) “Apex Cost of Crypto Assets Sold” means, for a given period, the cost of crypto assets sold, including execution, clearing, and brokerage fees incurred to sell such crypto assets, attributed to transactions by Designated Apex Crypto Clients, recognized during such period as demonstrated on the Illustrative Calculation set forth in the Accounting Principles.

(xxxii) “Apex Crypto Gross Profit” means, for a given period, (x) the Apex Revenue Related to the Sale of Crypto Assets for such period minus (y) Apex Cost of Crypto Assets Sold for such period.

(xxxiii) “Apex Revenue Related to the Sale of Crypto Assets” means, for a given period, crypto assets revenue (consisting of the value of crypto assets sold, plus or minus, as applicable, the value of realized gain or loss on the crypto assets sold, plus commission revenue associated with the crypto assets sold, staking revenue and any other ancillary revenue related thereto) attributed to transactions by Designated Apex Crypto Clients, recognized during such period as demonstrated on the Illustrative Calculation set forth in the Accounting Principles.

(xxxiv) “Contingent Consideration” has the meaning specified in Section 1.1 of the Agreement.

(xxxv) “Contingent Consideration Note” has the meaning specified in Section 1.1 of the Agreement.

(xxxvi) “Crypto Facilitation” has the meaning set forth in the Commercial Agreement.

(xxxvii) “Delisted Crypto” means the cryptocurrencies that are subject to a Delisting Event.

(xxxviii) “Delisting Event” means any action by, on behalf of, or against the Company in which a cryptocurrency or token offered for trading by the Company as of the Closing is no longer offered for the establishment of new positions (e.g., it is a Delisting Event to make an applicable cryptocurrency “closing only”).

(xxxix) “Designated Apex Crypto Clients” means, during any given period, the clients of the Company that meet any of the following: (1) are listed on Appendix 1, (2) become clients of the Company on or prior to the Closing Date; (3) are prospective clients in the Company’s bona fide prospective customer pipeline as of the Closing Date, determined by reference to the Company’s Closing Date opportunity list in Salesforce; or (4) following the Closing, such additional prospective clients, but not including any Designated Buyer Client, referred or introduced to Purchaser or the Company by Seller or Apex Clearing Corporation (in the absence of written verification of such introduction, which may be an email, subject in the Purchaser’s reasonable discretion to receive verification by attestation of such clients with respect to such referral prior their being deemed Designated Apex Crypto Clients).

(xl) “Designated Buyer Clients” means any clients of the Company who become clients of the Company after the Closing Date and who were first clients of Purchaser or its Affiliates (other than the Company after the Closing Date) before being referred by the Company (prior to the Closing Date), Seller or Apex Clearing Corporation.

(xli) “Earnout Reporting Factors” means:

(A) for the year ending December 31, 2022, the 2022 Share Value, 2022 Q4 Actual Apex Crypto Gross Profit, 2022 Contingent Payout Percentage, 2022 Actual Contingent Consideration, 2022 Contingent Share Amount, Revised 2022 Contingent Share Amount (if any), and 2022 Excess Share Amount (if any);

(B) for the year ending December 31, 2023, the 2023 Share Value, 2023 Actual Apex Crypto Gross Profit, 2023 Aggregate Delisting Scale Down Factor, 2023 Target Apex Crypto Gross Profit, 2023 Target Apex Crypto Growth Rate, 2023 Actual Apex Crypto Growth Rate, 2023 Growth Rate Percentile, 2023 Contingent Payout Percentage, 2023 Actual Contingent Consideration, 2023 Contingent Share Amount, 2023 Total Share Amount, Revised 2023 Contingent Share Amount (if any), 2023 Excess Share Amount, 2023 Excess Amount (if any), 2022 Recalculation Amount (if any), Revised 2022 Contingent Payout Percentage (if any), 2022 Catchup Consideration Share Amount (if any), NFT Revenue for the 2023 Earnout Period, 2023 Actual NFT Contingent Consideration, 2023 NFT Contingent Share Amount, Reference Volume and 2023 NFT Share Reduction Amount, and 2023 NFT Sharing Amount (if any);

(C) for the year ending December 31, 2024, the 2024 Share Value, 2024 Actual Apex Crypto Gross Profit, 2024 Aggregate Delisting Scale Down Factor, 2024 Target Apex Crypto Gross Profit, 2024 Target Apex Crypto Growth Rate, 2024 Actual Apex Crypto Growth Rate, 2024 Growth Rate Percentile, 2024 Contingent Payout Percentage, 2024 Actual Contingent Consideration, 2024 Contingent Share Amount, Revised 2024 Contingent Share Amount (if any), Prior Shares, 2024 Excess Share Amount (if any), NFT Revenue for the 2024 Earnout Period, 2024 Actual NFT Contingent Consideration, 2024 NFT Contingent Share Amount, and 2024 NFT Sharing Amount (if any); and

(D) for the year ending December 31, 2025, the 2025 Share Value, 2025 Actual NFT Contingent Consideration, 2025 NFT Contingent Share Amount, Revised 2025 Contingent Share Amount (if any), 2024 Prior Shares, 2025 Excess Share Amount (if any), NFT Revenue for the 2025 Earnout Period, and 2025 NFT Sharing Amount (if any).

(xlii) “Individual Crypto Delisting Scale Down Factor” means, for each individual Delisted Crypto, a percentage equal to (A) (1) the Apex Crypto Gross Profit attributable to such Delisted Crypto in the six-month period ending on the last day of the month prior to the month in which the Delisting Event occurs divided by (2) total Apex Crypto Gross Profit attributable to cryptocurrency in such six-month period ending on the last day of the month prior to the month in which the Delisting Event occurs, times (B) (1) 100% minus (2) the percentage of days in that year where the Delisted Crypto was supported or offered for the establishment of new positions.

(xliii) “NFT Contingent Consideration Cap Amount” means an amount equal to the lesser of (A) $12,000,000 and (B) the difference between (I) $145,000,000 and (II) the sum of (x) the 2022 Actual Contingent Consideration, (y) any 2022 Catchup Consideration Share Amount and the 2023 Actual Contingent Consideration, and (z) the 2024 Actual Contingent Consideration.

(xliv) “NFT Cost of Revenue” means, for a given period, the cost of NFTs sold plus such other cost items as are analogous to Apex Cost of Crypto Assets sold but appropriate and determined for the applicable NFT revenue, recognized during such period.

(xlv) “NFT Gross Profit” means, for a given period, (A) the NFT Revenue for such period minus (B) the NFT Cost of Revenue for such period.

(xlvi) “NFT Revenue” means, for a given period, the revenue recognized in respect of NFT Facilitation (as defined in the Commercial Agreement).

(xlvii) “Non-Accounting Item” has the meaning specified in Section 1.1 of the Agreement.

(xlviii) “Share Maximum” has the meaning specified in Section 1.1 of the Agreement.

APPENDIX 1

CUSTOMER LIST

[***]

EXHIBIT A

BILL OF SALE AND ASSIGNMENT AGREEMENT

EXHIBIT A

BILL OF SALE AND ASSIGNMENT AGREEMENT

This BILL OF SALE AND ASSIGNMENT AGREEMENT (this “Bill of Sale and Assignment Agreement”), is entered into as of __________ (“Effective Date”) by and between Apex Fintech Solutions Inc., a Delaware corporation (“AFS”), on behalf of itself and its Affiliates, and Apex Crypto LLC, a Delaware limited liability company and wholly-owned subsidiary of AFS (“Apex Crypto” or the “Company”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Purchase Agreement (as defined below).

RECITALS

WHEREAS, AFS, Apex Crypto, Bakkt Holdings, Inc., a Delaware corporation (“Parent”), and Bakkt Marketplace, LLC, a Virginia limited liability company (“Purchaser”), are party to that certain Membership Interest Purchase Agreement, dated as of November 2, 2022 (the “Purchase Agreement”), pursuant to which Purchaser will acquire the Company;

WHEREAS, pursuant to the terms of the Purchase Agreement and as a condition to the Closing thereunder, prior to the Closing, Seller is required to convey, transfer, assign, and deliver to the Company all right, title, or interest in, to and under the Transferred Assets, free and clear of any encumbrances (other than Permitted Liens); and

WHEREAS, this Bill of Sale and Assignment Agreement is made and delivered pursuant to the terms and subject to the conditions set forth in the Purchase Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and in the Purchase Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Transferred Assets. Seller hereby conveys, transfers, assigns, and delivers to the Company, and the Company hereby accepts, all of AFS’s right, title and interest in, to and under the Transferred Assets, free and clear of any encumbrances (other than Permitted Liens). As used in this Agreement:

“Covered Business” means directly providing NFT Facilitation and Crypto Facilitation for the end customers of non-affiliated firms in the manner conducted by the Company on the date hereof, including purchasing and selling cryptocurrencies on behalf of such end customers and an NFT order management system.

“Business Data” means all data and information (including books and records) processed by or for Apex Crypto or AFS (in the case of AFS, solely to the extent relating to the Business) in which AFS has ownership rights and does not include any data or information that is (1) owned or provided by customers of AFS or Apex Crypto or (2) that is personally identifiable information of individuals or entities.

“Crypto Facilitation” means crypto infrastructure services which enable end users to buy, sell and hold cryptocurrency, including cryptocurrency execution, settlement and custody, via a B2B2C model.

“NFT Facilitation” means non-fungible token (i.e., NFT) infrastructure services consisting of an order management system and a storefront which enable end users to buy and sell NFTs, including NFT trading and settlement, via a B2B2C model.

“Transferred Assets” means all of the assets (other than Technology and Intellectual Property Rights and, for the avoidance of doubt, the Excluded IP, in each case as defined in the IP Assignment Agreement, dated as of the date hereof, by and between AFS and Apex Crypto (the “IP Assignment Agreement”), properties (but not including any real or leasehold property), rights, Contracts, claims, Business Data, accounts receivable accounted for in the Final Working Capital, and other rights, title, and interests owned or controlled by AFS (other than by Apex Crypto), wherever located, whether tangible or intangible, real, personal or mixed, in each case that is primarily used in, held for use primarily in, or primarily useful in the Covered Business (as compared to other businesses), except to the extent that such asset is set forth on Schedule 1 hereto.

2. Third Party Beneficiary. Parent is an intended third party beneficiary of this Bill of Sale and Assignment Agreement and, as such, may directly enforce the terms of this Bill of Sale and Assignment Agreement against any party to this Bill of Sale and Assignment Agreement.

3. Entire Agreement. This Bill of Sale and Assignment Agreement, the other Transaction Documents and the Confidentiality Agreement constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof and supersede any prior understandings, negotiations, agreements, discussions or representations among the parties hereto of any nature, whether written or oral, to the extent they relate in any way to the subject matter hereof or thereof. In the event of a conflict between the terms and conditions of this Bill of Sale and Assignment Agreement and the terms and conditions of the Purchase Agreement, the terms and conditions of the Purchase Agreement shall govern, supersede and prevail.

4. Severability; Specific Performance.

(a) If any provision of this Bill of Sale and Assignment Agreement or the application of any such provision to any Person or circumstance shall be declared by any court of competent jurisdiction to be invalid, illegal, void or unenforceable in any respect, all other provisions of this Bill of Sale and Assignment Agreement, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid, illegal, void or unenforceable, shall nevertheless remain in full force and effect and will in no way be affected, impaired or invalidated thereby. Upon such determination that any provision, or the application of any such provision, is invalid, illegal, void or unenforceable, the parties hereto shall negotiate in good faith to modify this Bill of Sale and Assignment Agreement so as to effect the original intent of the parties hereto as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the greatest extent possible.

(b) The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed by any party hereto in accordance with the terms of this Agreement and that each party hereto shall be entitled to specific performance of the terms of this Agreement, in addition to any other remedy at law or equity.

5. Governing Law. This Bill of Sale and Assignment Agreement shall be governed by, and all Disputes shall be resolved in accordance with, the Laws of the State of Delaware (without regard to its conflicts of Laws rules).

6. Submission to Jurisdiction.

(a) The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and, if the Court of Chancery of the State of Delaware is unable to establish jurisdiction over any such claim or cause of action (whether in contract or tort, at law or in equity, or granted by statute or otherwise) that may be based upon, arise out of, or relate to this Agreement (a “Claim”), then any other federal or state court located within the State of Delaware, over any, and each party hereby irrevocably agrees that all Claims may be heard and determined in such courts. The parties hereby irrevocably and unconditionally waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such Claim brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(b) Each of the parties hereto hereby consents to process being served by any party to this Agreement in any Claim by the delivery of a copy thereof in accordance with the provisions of Section 10.6 of the Purchase Agreement along with a notification that service of process is being served in conformance with this Section 6(a). Nothing in this Agreement will affect the right of any party to serve process in any other manner permitted by Law.

7. Counterparts. This Bill of Sale and Assignment Agreement may be executed in any number of counterparts, including via electronic transmission, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

8. Assignment. This Bill of Sale and Assignment Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. No party hereto may assign (by contract, stock sale, operation of Law or otherwise) either this Bill of Sale and Assignment Agreement or any of its rights, interests or obligations hereunder without the express prior written consent of the other parties hereto, and any attempted assignment, without such consent, shall be null and void; provided, that Apex Crypto shall be permitted to assign this Bill of Sale and Assignment Agreement in whole or in part to one or more Subsidiaries or Affiliates and no such assignment shall relieve Apex Crypto of its obligations hereunder, including those assigned.

9. Amendments and Waivers. This Bill of Sale and Assignment Agreement may not be amended, supplemented or otherwise modified (including by waiver) except in a written instrument executed by each of the parties hereto. No waiver by any of the parties hereto of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No waiver by any of the parties hereto of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the party hereto sought to be charged with such waiver.

[REMAINDER OF THE PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the undersigned have executed this Bill of Sale and Assignment Agreement as of the date first written above.

SELLER:
Apex Fintech Solutions Inc., a Delaware corporation

By:
Name:
Title:

APEX CRYPTO:

Apex Crypto LLC, a Delaware limited liability company

By:
Name:
Title:

(Signature Page to Bill of Sale and Assignment Agreement)

SCHEDULE 1

EXCLUDED ASSETS

1.	Desks

2.	Office Supplies

3.	Desk Chairs

4.	Laptops

5.	Monitors

6.	Keyboard

7.	Mice

8.	iPads

9.

The following shared services are not covered by the Transition Services Agreement, by and between AFS and Purchaser, dated as of the date hereof: legal, compliance, insurance selection and program design, facilities, labor and employment counseling, and help desk.

EXHIBIT B

COMMERCIAL AGREEMENT

EXHIBIT B

COMMERCIAL AGREEMENT

BY AND AMONG

Apex Fintech Solutions, Inc.,

Apex Clearing Corporation,

Apex Crypto LLC,

AND

Bakkt Marketplace, LLC

Dated as of __________

COMMERCIAL AGREEMENT

This Commercial Agreement, dated as of __________ (the “Agreement”), is made by and among (i) Apex Fintech Solutions Inc., a Delaware corporation (“Seller”), (ii) Apex Clearing Corporation, a New York corporation (“ACC”), (iii) Apex Crypto LLC (the “Company”), and (iv) Bakkt Marketplace, LLC a Virginia limited liability company (“Buyer”). Seller, ACC, the Company and Buyer are sometimes referred to herein individually as a “Party” or collectively as the “Parties.”

RECITALS

WHEREAS, Seller, the Company, Buyer and the other parties thereto entered into that certain Membership Interest Purchase Agreement, dated as of November 2, 2022, as it may be amended, modified, and supplemented from time to time (the “Purchase Agreement”);

WHEREAS, Seller and its Affiliates have developed the business of the Company and, pursuant to the Purchase Agreement, are selling it to Buyer;

WHEREAS, part of the consideration Buyer is receiving in connection with the transactions contemplated by the Purchase Agreement is the non-competition undertakings of Seller in this Agreement, which are designed to prevent Seller, for a limited term, from using its knowledge and experience to develop the same business again on the terms set forth herein;

WHEREAS, pursuant to the Purchase Agreement, among other things, certain employees of Seller and its Affiliates that have knowledge of proprietary technology of Seller and its Affiliates will be hired by Buyer or one of its Affiliates;

WHEREAS, Seller and the Company serve overlapping customers and Seller and Buyer agree that it is in their best interests that these overlapping customers continue to be serviced by providers that work together and have access to certain services, including those identified on Schedule A to this Agreement;

WHEREAS, the foregoing overlapping customers are accustomed to having access to an integrated cryptocurrency and traditional stock and option trading platform, and Seller and Buyer agree that it is in their best interests to continue the integrated experience for such customers;

WHEREAS, as a result of this Agreement, customers that use the services of Seller and the Company will be able to continue to receive, on the terms hereof, integrated services available to overlapping customers; and

WHEREAS, the entry into this Agreement and the undertaking of each Party to comply with its obligations hereunder, including the noncompetition and other agreements contained herein, was a material inducement to each Party to enter into the Purchase Agreement and consummate the transactions contemplated thereby.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, it is hereby agreed among the Parties as follows:

Section 1 Definitions. Unless otherwise defined in this Agreement, all capitalized terms used in this Agreement shall have the meanings ascribed to them in the Purchase Agreement. In this Agreement, the following terms have the meanings specified or referred to in this Section 1 and shall be equally applicable to both the singular and plural forms.

Section 1.1 “ACC” has the meaning set forth in the first paragraph hereof.

Section 1.2 “ACC Customer Exceptions” has the meaning set forth in Section 2.1.

Section 1.3 “ACC Customers” means clearing or other customers of ACC who also have a contract with the Company or Buyer for Crypto Facilitation and/or NFT Facilitation services.

Section 1.4 “ACC Services” means: (i) Sketch (used for AML/KYC of customers during account opening); (ii) Third Party Journaling (used for journaling fiat currency in and out of customer brokerage accounts at ACC); and (iii) Atlas (used during the account opening process and holds customer PII).

Section 1.5 “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with such Person. For purposes of this definition, “control” means possession, direct or indirect, of the power to vote more than 50% of the securities or other ownership interests that have ordinary voting power for the election of directors or other persons performing similar functions of any entity, or to direct or cause the direction of the management and policies of such entity, whether through ownership of voting securities or by contract or otherwise.

Section 1.6 “Agreement” has the meaning set forth in the first paragraph hereof.

Section 1.7 “Bankruptcy Event” means, with respect to a Party, (i) such Party shall generally not pay such Party’s debts as such debts become due, or shall admit in writing such Party’s inability to pay such Party’s debts generally, or shall make a general assignment for the benefit of such Party’s creditors; or (ii) any proceeding shall be instituted by or against such Party seeking to adjudicate such Party as bankrupt or insolvent, or seeking liquidation, winding-up, reorganization, rearrangement, adjustment, protection, relief, or recomposition of such Party or such Party’s debts under the United States Bankruptcy Code, or seeking the entry of an order for relief or the appointment of a receiver, trustee, or other similar official for such Party or for any substantial part of such Party’s property and, in the case of any such proceeding instituted against such Party (but not instituted by such Party), shall not be controverted within 30 days and shall remain undismissed or unstayed for a period of 90 days after such proceeding is filed.

Section 1.8 “Buyer” has the meaning set forth in the first paragraph hereof.

Section 1.9 “Buyer Restricted Parties” means Bakkt Holdings, Inc. and its Subsidiaries, as may exist from time to time.

Section 1.10 “Change of Control Event” means, with respect to any entity, the occurrence of one or more of the following events (i) the acquisition or possession (directly or indirectly) by a person or entity that does not already (directly or indirectly) have such rights, of the power to elect a majority of the members of the Board of Directors (or equivalent governing body), irrespective of how such power is derived (e.g., whether by ownership of voting securities or voting power or equity value, as trustee or executor, by contract or credit arrangement, covenants and consent rights or otherwise), (ii) any sale, lease, exchange, or other transfer of ownership or control (in one transaction or a series of related transactions) of all, or substantially all, of the operating assets of such entity to any Person that was not an Affiliate of such entity immediately prior to such sale, lease exchange, or transfer, or (iii) any Person, shall have become the Beneficial Owner of fifty percent (50%) or more of the equity interest of such entity unless such Person, directly or indirectly, had such level of ownership prior to the transaction otherwise triggering a Change of Control Event.

Section 1.11 “Company” has the meaning set forth in the first paragraph hereof.

Section 1.12 “Company Indemnitees” has the meaning set forth in Section 7.1(b).

Section 1.13 “Confidential Information” has the meaning set forth in Section 5.1.

Section 1.14 “Covered Business” means, other than as provided in the last sentence of this definition, directly providing NFT Facilitation and Crypto Facilitation for the end customers of non-affiliated firms in the manner conducted by the Company on the date hereof, including purchasing and selling cryptocurrencies on behalf of such end customers and an NFT order management system. All of the following actions or activities shall be excluded from “Covered Business”: (i) any and all reasonable actions taken in response to an Exclusion Event, and (ii) the ACC Customer Exceptions.

Section 1.15 “Crypto Facilitation” means crypto infrastructure services which enable end users to buy, sell and hold cryptocurrency, including cryptocurrency execution, settlement and custody, via a B2B2C model and does not include any Permitted Business Activities.

Section 1.16 “Designated Representatives” has the meaning set forth in Section 5.1.

Section 1.17 “Exclusion Events” means (i) the Company’s refusal to enter into a relationship with a customer of ACC in respect of Crypto Facilitation or NFT Facilitation, (ii) the Company’s termination of the Crypto Facilitation or NFT Facilitation contract with a customer of ACC, (iii) the Company failing to offer a Crypto Facilitation or NFT Facilitation service (including, solely to the extent applicable with respect to any ACC Customer, coins or digital assets requested by such ACC customer within three months of a request therefor by such ACC Customer) to ACC Customers generally or specifically, or (iv) a breach of the Performance Standard (1) as it relates to uptime, for more than 10% of any thirty (30) consecutive day period, or (2) as it relates to any other aspect of the Performance Standard, continuing over a period of not less than thirty (30) consecutive days (either such instance, a “Performance Standard Breach”); provided that, once such Performance Standard Breach is cured, this clause (iv) shall not apply unless and until another Performance Standard Breach occurs.

Section 1.18 “Governmental Authority” means any national, federal, state, or municipal legislative, executive, judicial, regulatory or administrative body or Person.

Section 1.19 “Indemnified Party” has the meaning set forth in Section 7.2.

Section 1.20 “Indemnifying Party” has the meaning set forth in Section 7.2.

Section 1.21 ”Law” means all applicable laws, statutes, regulations, codes, ordinances, treaties, orders, judgments, decrees, directives, and other requirements of any Governmental Authority having or asserting jurisdiction over the Company, Buyer, or their Affiliates or Crypto Facilitation or NFT Facilitation. “Law” also shall include formal or informal regulatory guidance or direction from a Governmental Authority, whether or not such guidance or direction is publicly available, or written advice or opinion from external counsel relating to the above; provided that such guidance or direction is provided to the other parties to this agreement (to the extent applicable to such Party) and the Party receiving such guidance or direction is reasonable in the application thereof.

Section 1.22 “NFT Facilitation” means non-fungible token (i.e., NFT) infrastructure services consisting of an order management system and a storefront which enable end users to buy and sell NFTs, including NFT trading and settlement, via a B2B2C model and does not include any Permitted Business Activities.

Section 1.23 “Other Securities Clearing Firms” means (a) the following entities and their Affiliates, [***], and (b) any entity that, after the date hereof, begins to directly or indirectly engage in, control or own a material interest in, an entity or business that provides securities clearing and custody services in the United States that are substantially similar to the services then provided by ACC or its Affiliates.

Section 1.24 “Party” and “Parties” have the meanings set forth in the first paragraph hereof.

Section 1.25 “PEAK6 Parties” means PEAK6 Investments LLC (and any successor or assign) and its Subsidiaries, as may exist from time to time.

Section 1.26 “PEAK6 Specified Parties” means PEAK6 Capital Management LLC and PEAK6 Strategic Capital LLC.

Section 1.27 “Performance Standard Breach” means that the Company and/or Buyer (A) fail to either (i) provide trading and platform up time of at least 99% in any single month or (ii) meet the Performance Standard in three (3) consecutive months or four months out of any consecutive eight-month period, and (B) such failure is not the result of events beyond the reasonable control of the Company and Buyer (including a Force Majeure Event).

Section 1.28 “Permitted Business Activities” means facilitation of transactions in and the settlement, clearing and custody of securities or commodities (including any digital asset, blockchain-based or tokenized version of traditional equity securities or commodities of the type in which ACC currently supports), but in all cases, excluding, other than after an Exclusion Event, all such services with respect to cryptocurrencies and NFTs, including those cryptocurrencies and NFTs that are or may be considered securities or commodities.

Section 1.29 “Person” includes an individual, partnership, trust, trustee, executor, administrator, legal personal representative, government, governmental body or authority, corporation, body corporate, limited liability company, unlimited liability company or other incorporated or unincorporated entity.

Section 1.30 “Purchase Agreement” has the meaning set forth in the recitals hereof.

Section 1.31 “Seller” has the meaning set forth in the first paragraph hereof.

Section 1.32 “Seller Business” means, other than as provided in the last sentence of this definition, directly providing execution, tax basis and reporting, clearing, custody and related services and solutions for securities and commodities (including any digital asset, blockchain-based or tokenized version of traditional equity securities or commodities of the type in which ACC currently supports) for the end customers of non-affiliated firms in the manner conducted by the Seller on the date hereof, and including any Permitted Business Activities, but in all cases other than after an Exclusion Event, excluding all such services with respect to cryptocurrencies and NFTs, including those cryptocurrencies and NFTs that are or may be considered securities or commodities. For the avoidance of doubt, the Covered Business shall be excluded from “Seller Business.”

Section 1.33 “Seller Indemnitees” has the meaning set forth in Section 7.1(a).

Section 1.34 “Seller Restricted Parties” means Seller and its Subsidiaries and the PEAK6 Parties, as may exist from time to time.

Section 1.35 “Specified Period” means: (a) in the instance where this Agreement is terminated for Seller or ACC’s material breach (and such material breach is a Willful Breach), the Term; (b) in the instance where this Agreement is terminated for Seller or ACC’s material breach (and such material breach is not a Willful Breach), the longer of twelve (12) months from the date hereof and the Term and four (4) years from the Closing Date; and (c) in any instance of termination or expiration of this Agreement not specified in the foregoing clauses (a) and (b), four (4) years from the Closing Date.

Section 1.36 “Subsidiary” means an entity in which an applicable Person directly or indirectly owns more than 50% of the voting interests of such entity.

Section 1.37 “Term” has the meaning set forth in Section 6.1.

Section 1.38 “Transitional Employees” means Rachel Saunders, Colleen Rozanski and Chris Fesler.

Section 1.39 “Willful Breach” means a breach that is a consequence of an act or omission by the breaching party with the actual knowledge that the taking of such act or failure to take such action would cause or be reasonably certain to cause a material breach of this Agreement.

Section 2 Relationship and Exclusivity.

Section 2.1 Access to Apex Clearing Customers.

(a) ACC agrees that, during the Term and other than in the case of, and then only to the extent of, an Exclusion Event and/or the ACC Customer Exceptions, it shall (i) designate the Company as its only preferred provider for Crypto Facilitation and NFT Facilitation, (ii) when asked, recommend the Company to any of its customers seeking Crypto Facilitation or NFT Facilitation services, and (iii) not promote, recommend or market to its customer base any competing Crypto Facilitation or NFT Facilitation solution. For the avoidance of doubt, the foregoing does not prohibit or prevent ACC or Seller from (the following, collectively, the “ACC Customer Exceptions”): (a) discussing any product or service with potential or existing customers or clients, including products and services competitive with the Company’s services; or (b) assisting and facilitating (including transfers of cash or other assets, sharing of records and information and any other necessary activities) and following directives from its customers and clients who receive Crypto Facilitation and/or NFT Facilitation or related or similar services from a Person other than the Company in connection with such receipt of services or (c) recommending a different provider of Crypto Facilitation and/or NFT Facilitation when asked by a customer or prospective customer or informed by a customer or prospective customer that such Person is not using or wants an alternative to the Company; provided that such customer’s or client’s desire is not the result of a violation of this Section 2.1(a). Except as specifically provided in this Section 2.1(a), nothing in this Agreement shall require Seller or ACC to recommend any particular product or service to any potential or existing customers or clients.

(b) In the event of a Performance Standard Breach of which Seller or ACC becomes aware, Seller and ACC shall have the right, exercisable for a period of sixty (60) days following the date of such Performance Standard Breach, to provide written notice to the Company and Buyer of their election to convert the obligation in Section 2.1(a) to a “nonexclusive preferred provider” relationship (a “Conversion”). If following a Performance Standard Breach, Seller and ACC timely exercise their right to a Conversion, then (i) Section 2.1(a)(i) shall be modified to remove the word “only”, and (ii) Section 2.1(a)(iii) shall be deleted. If Seller and ACC fail to timely exercise a Conversion in response to a Performance Standard Breach, then Seller and ACC’s right to exercise a Conversion shall permanently lapse unless and until another Performance Standard Breach occurs.

Section 2.2 Obligations of the Company and Buyer.

(a) The Company and Buyer agree that, during the Term, and subject to the Seller’s compliance with the terms of the Transition Services Agreement that impact the Company’s obligations hereunder for the duration thereof, they will provide ACC Customers with (A) Crypto Facilitation in a manner, type and service level (including platform and trading up time) substantially similar to how such services were provided by the Company prior to the Closing and (B) NFT Facilitation; provided, however, that (i) nothing herein shall limit the Company’s ability to make changes to Crypto Facilitation and/or NFT Facilitation services as required by Law, and (ii) the impact of any such changes described in the foregoing clause (i) shall not be considered in determining the Company’s and Buyer’s compliance with this Section 2.2. The obligation set forth in this Section 2.2 is sometimes referred to as the “Performance Standard.”

(b) The Company and Buyer shall, consistent with past practice as to timing and type, provide ACC Customers and their end customers with timely reporting of transactions, tax records and other necessary reports.

(c) The Company (and any successor or assign) and Buyer agree that they will (i) during the Term, designate ACC as their only preferred provider of execution, tax basis and reporting, clearing, custody and related services and solutions for securities and commodities (but in all cases, excluding such services and solutions with respect to cryptocurrencies), (ii) during the Term, when asked, recommend ACC to any of its customers seeking U.S. listed equities clearing and custody solutions, (iii) during the Specified Period, not license, sell or otherwise make available the intellectual property and know-how of the Company to Other Securities Clearing Firms and (iv) during the Specified Period, not enter into an arrangement or agreement with any Other Securities Clearing Firm to offer Crypto Facilitation or NFT Facilitation services to such Other Securities Clearing Firm, or via such Other Securities Clearing Firm to its correspondents or end customers, it being understood that the Company and Buyer may solicit as customers and enter into direct customer relationships with the end correspondents of Other Securities Clearing Firms.

Section 2.3 Obligations of AFS and ACC. AFS and ACC agree that, during the Term, and other than upon the occurrence of, and then only to the extent of, an Exclusion Event, they will provide the Company with the ACC Services in a manner, type and service level (including platform and trading up time) substantially similar to how such services were provided by AFS and ACC prior to the Closing; provided, however, that (i) nothing herein shall limit AFS’s and ACC’s ability to make changes to ACC Services as required by Law, and (ii) the impact of any such changes described in the foregoing clause (i) shall not be considered in determining AFS’s and ACC’s compliance with this Section 2.3.

Section 2.4 [Intentionally Omitted].

Section 2.5 Use of ACC and PEAK6 Digital Assets LLC. The Company and Buyer acknowledge and agree that, during the Term: (a) should they determine to offer customers trading of U.S. listed equity trading, including options, they will provide ACC with a right of first offer to act as their exclusive traditional equities custodian and clearing firm with a clearing agreement on commercially reasonable, standard terms, including as to pricing which shall be on terms no less favorable to the Company and Seller than similarly-situated and similarly-sized customers of ACC, and (b) so long as PEAK6 Digital Assets LLC (or any successor thereto that is a Seller Restricted Party) offers competitive pricing on crypto transactions and follows the onboarding, settlement and integration norms of the Company, the Company and Buyer shall utilize PEAK6 Digital Assets LLC (or any successor thereto that is a Seller Restricted Party) as a liquidity provider for supported cryptocurrencies, provided that nothing in this clause (b) will (i) obligate the Company or Buyer to utilize PEAK6 Digital Assets LLC (or any successor thereto that is a Seller Restricted Party) at any particular volume or level, or (ii) limit the Company’s or Buyer’s right to utilize other liquidity providers.

Section 3 Representations and Warranties.

Section 3.1 Representations and Warranties of the Parties. ACC and Seller, on the one hand, and Buyer and the Company, on the other hand, represent and warrant to the other that:

(a) Existence and Power. Each Party is duly incorporated or organized and validly existing under the laws of the state or nation of its incorporation or organization and has all requisite power and authority and all governmental licenses, authorizations, permits, consents, and approvals required to carry on its business now conducted.

(b) Authorizations. The execution, delivery, and performance by each Party and the consummation by such Party of the transactions contemplated by this Agreement are within its corporate or company powers and have been duly authorized by all necessary corporate or company action on its part. This Agreement constitutes a legal, valid, and binding agreement of such Party enforceable against such Party in accordance with its terms (i) except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws now or hereafter in effect relating to or affecting creditors’ rights generally, including the effect of statutory and other laws regarding fraudulent conveyances and preferential transfers, and (ii) subject to the limitations imposed by general equitable principles (regardless of whether such enforceability is considered in a proceeding at law or in equity).

(c) Non-Contravention. The execution, delivery, and performance by each Party of this Agreement and the consummation by such Party of the transactions contemplated this Agreement do not and will not (i) contravene or conflict with such Party’s organizational documents, (ii) assuming compliance with the matters referred to in this Section 3.01(c), contravene or conflict with or constitute a violation of any provision of any applicable law, (iii) assuming compliance by the other relevant party with the matters relating to such other party referred to in this Section 3.01(c), constitute a material default under any material agreement, contract, or other instrument binding upon such Party or by which any of its properties or assets is or may be bound or any license, franchise, permit, or similar authorization held by such Party.

Section 3.2 Representation of Seller. Seller represents and warrants to Buyer and the Company that the PEAK6 Specified Parties are primarily engaged in either proprietary trading venture capital, hedge fund-like, and/or private equity investment activities, including investing in third party funds.

Section 4 Financial Terms.

Section 4.1 Platform Fee. For each quarter during the Term, the Company shall pay ACC the fees for services rendered under this Agreement as set forth on Schedule A hereto. Such fees shall be paid by wire transfer of immediately available funds on the first day of each calendar quarter (or portion thereof) during the term and be prorated for any partial quarter.

Section 4.2 Expense Reimbursement. The Company shall reimburse ACC and AFS for any actual and reasonable expenses they incur with a third party in respect of the provision of ACC Services hereunder, it being understood that ACC and AFS will not outsource functions currently performed by employees as such amounts are intended to be covered by the platform fee set forth above.

Section 5 Confidentiality.

Section 5.1 Confidential Information. Each Party shall, and shall cause each of its Affiliates and each of its and their respective officers, directors and employees (the “Designated Representatives”) to, hold all information relating to the business of the other Party disclosed to it by reason of this Agreement (the “Confidential Information”) confidential, and shall not disclose or permit to be disclosed any such Confidential Information to any third party unless legally compelled to disclose such information; provided, however, that to the extent that a Party receiving Confidential Information hereunder may become legally compelled to disclose any Confidential Information, such Party: (a) may only disclose such information if it shall first have used commercially reasonable efforts to, and, if practicable, shall have afforded the other Party the opportunity to, obtain an appropriate protective order or other satisfactory assurance of confidential treatment for the information required to be so disclosed; and (b) if such protective order or other remedy is not obtained, or the other Party waives such Party’s compliance with the provisions of this Section 5.1, shall only furnish that portion of the Confidential Information which is legally required to be so disclosed. Each Party shall only use the other Party’s Confidential Information for purposes of performing its obligations under this Agreement or as otherwise contemplated under this Agreement. As used herein, the term Confidential Information does not include any information that: (i) is or becomes generally available to the public other than as a result of a disclosure by the Party receiving the Confidential Information; (ii) was available to the receiving Party on a non-confidential basis prior to its disclosure by the disclosing Party; (iii) becomes available to the receiving Party from a Person other than the disclosing party or its Affiliates who is not, to the receiving Party’s knowledge, subject to any legally binding obligation to keep such information confidential; or (iv) is independently developed by the receiving Party by individuals who have not had access to the disclosing Party’s Confidential Information. Each Party shall be responsible for any breach of this Section 5.1 by any of its Designed Representatives.

Section 5.2 Publicity. No press releases, advertisements, or other public announcements regarding the cooperation contemplated by this Agreement shall be made by either Party without the other Party’s written consent. For the avoidance of doubt, the terms of this Agreement shall be considered Confidential Information, but the existence of this Agreement and nature of this Agreement shall not be considered Confidential Information hereunder.

Section 6 Term and Termination.

Section 6.1 Term. The term of this Agreement shall commence on the Closing Date and shall continue (unless sooner terminated pursuant to the terms hereof) until the fourth (4th) anniversary of the Closing Date. The period starting on the Closing Date and ending upon the expiration or earlier termination of this Agreement is the “Term.”

Section 6.2 Termination for Breach. If either Party breaches in its performance or observance, in any material respect, of any obligation, covenant or other material provision in this Agreement to be performed or observed by it, the other Party may give the breaching Party written notice specifying such breach and requiring the breaching Party to cure such breach within thirty

(30) days. If such breach is not cured by the breaching Party within thirty (30) days after receipt of such notice, or, for those breaches which cannot reasonably be cured within thirty (30) days, the defaulting Party fails to promptly commence curing such breach and thereafter proceed with all due diligence to cure the same, then the non-breaching Party may terminate this Agreement immediately upon giving the breaching Party written notice of such termination.

Section 6.3 [Intentionally Omitted.]

Section 6.4 Termination for Entry into Seller Business. If at any time during the Term, Buyer or any Buyer Restricted Parties desires to engage in the Seller Business, it shall inform Seller in writing thereof prior to so engaging. In such event,, then (A) Seller may terminate this Agreement upon written notice to the Company and Buyer; provided, however, that (i) ownership of securities having no more than nine and ninety-nine hundredths percent (9.99%) of the outstanding voting power of any Person and (ii) ownership of any private equity fund or alternative investment vehicle in which Buyer or its subsidiary is a passive investor shall not be deemed to be engaging in the Seller Business and (B) in the event Seller so terminates this Agreement, the time periods of the restrictions set forth in Section 8.1 shall be reduced by 12 months. Notwithstanding the provisions of this Section 6.4 and without implicitly agreeing that the following activities would be subject to the provisions of this Section 6.4, nothing in this Agreement shall trigger the termination right set forth in this Section 6.4 if Buyer or any of its Affiliates (A) acquires, and following such acquisition, actively engages in any business that has a subsidiary, division, group, franchise or segment that is engaged in any Seller Business, so long as for the most recent fiscal year ending prior to the date of such purchase, the revenues of such business derived from such Seller Business were less than 20% of the total consolidated revenues of such business; or (B) engages in a Change of Control or, if the acquiring Person has a subsidiary, division, group, franchise or segment that is engaged in a Covered Business at the time of the Change of Control, thereafter engages in the Covered Business. The foregoing prohibition on Buyer Restricted Parties shall cease to be applicable to any Person at such time as it is no longer a Subsidiary of Buyer and shall not apply to any Person that purchases assets, operations or a business from Buyer or one of its Subsidiaries, if such Person is not a Subsidiary of Buyer after such transaction is consummated.

Section 6.5 Other Termination Events. This Agreement may also be terminated: (a) by Seller and ACC, if either a Bankruptcy Event or Change of Control Event with respect to the Company or Buyer occurs, (b) by the Company and Buyer, if either a Bankruptcy Event or Change of Control Event with respect to Seller or ACC occurs; provided, that in any such case, such termination right must be exercised within thirty (30) days after the occurrence of the Bankruptcy Event or Change of Control Event, and if not so exercised within such period, shall permanently lapse as to the Bankruptcy Event or Change of Control Event that precipitated such right.

Section 6.6 Survival. In the event of the expiration or termination of this Agreement, Section 2.2(c)(iii) and (iv) (solely to the extent provided therein), Section 5, this Section 6.6, Section 7 and Section 8 shall continue in full force and effect.

Section 7 Indemnification; Insurance.

Section 7.1 Indemnification.

(a) Seller Indemnitees. Each of the Company and Buyer agree, on a joint and several basis, to indemnify and hold harmless Seller, ACC and their Affiliates, each of their respective directors, officers and employees, and each of their successors and assigns (“Seller Indemnitees”) from and against any and all Losses and Expenses incurred by each Seller Indemnitee in connection with or arising from any third-party claim based on: (i) any breach by the Company of its obligations set forth in this Agreement; (ii) the Company’s performance of, or failure or alleged failure to perform, Crypto Facilitation and/or NFT Facilitation; or (iii) any failure of the Company or its Affiliates to comply with any applicable Requirements of Law in their performance under or in connection with this Agreement.

(b) Company Indemnitees. Seller agrees to indemnify and hold harmless Company and its Affiliates, each of their respective directors, officers and employees, and each of their successors and assigns (“Company Indemnitees”) from and against any and all Losses and Expenses incurred by each Company Indemnitee in connection with or arising from any third-party claim based on: (i) any breach by Seller of its obligations set forth in this Agreement; or (ii) any failure of Seller or its Affiliates to comply with any applicable Requirements of Law in their performance under or in connection with this Agreement.

Section 7.2 Procedures. In connection with any claim for indemnification pursuant to Section 7.1: (a) Seller (in the case of any third-party claim against any Seller Indemnitee) or the Company (in the case of any third-party claim against any Company Indemnitee), as applicable (the “Indemnified Party”), shall provide the other Party (the “Indemnifying Party”) with timely notice of any third-party claim upon which the Indemnified Party intends to base a claim of indemnification hereunder (provided, however, that any failure or delay of such notice shall not relieve Indemnifying Party of any obligation to indemnify any Indemnified Party except to the extent, if any, by which Indemnifying Party is materially prejudiced by such failure or delay); (b) the Indemnified Party shall provide reasonable assistance and cooperation to enable Indemnifying Party to defend the third-party claim hereunder at the Indemnifying Party’s cost and expense; and (c) the Indemnified Party shall allow Indemnifying Party to control the defense and all related settlement negotiations; provided, however, that Indemnifying Party may not, without the Indemnified Party’s prior written consent, settle any claim in a manner that results in any obligation on any Seller Indemnitee (in the case of the Company as the Indemnifying Party) or any Company Indemnitee (in the case of Seller as the Indemnifying Party) and the Indemnifying Party shall consult with the Indemnified Party during any settlement discussions.

Section 8 Restrictive Covenants.

Section 8.1 AFS Non-Compete.

(a) Until the date which is (i) in the case of all Seller Restricted Parties other than the PEAK6 Parties, forty-eight (48) months after the Closing Date, and (ii) in the case of the PEAK6 Parties (other than the PEAK6 Specified Parties, as to which the covenant in Section 8.1(b) shall apply in lieu of the covenants set forth in this Section 8.1(a)), twenty-four (24) months after the Closing Date, neither Seller nor PEAK6 Investments, shall, and shall cause their respective controlled Seller Restricted Parties (other than the PEAK6 Specified Parties, as to which the covenant in Section 8.1(b) shall apply in lieu of the covenants set forth in this Section 8.1(a)) not to, engage in the Covered Business; provided, however, that the following shall not be deemed to be a violation of this Section 8.1: (A) ownership of securities having no more than nine and ninety-nine hundredths (9.99%) of the outstanding voting power of any Person or which are held by a Seller Restricted Party as of the date hereof (and any future pro rata subscriptions thereto), (B) ownership of any private equity fund or alternative investment vehicle in which any Seller Restricted Party is a passive investor, and (C) a Seller Restricted Party’s custody of an NFT or cryptocurrency as a deposit or at the request of a customer and (D) the exceptions provided in clause (c) below.

(b) Until the date which is twenty-four (24) months after the Closing Date, PEAK6 Investments shall cause the PEAK6 Specified Parties not to engage in the Covered Business; provided, however, that the following shall not be deemed to be a violation of this Section 8.1(b): (i) ownership of securities having no more than nine and ninety-nine hundredths (9.99%) of the outstanding voting power of any Person or which are held by a Seller Restricted Party as of the date hereof (and any future pro rata subscriptions thereto) (the “Threshold”); provided, however, that (X) in the instance of PEAK6 Strategic Capital LLC, such PEAK6 Specified Party will be allowed to maintain its pro rata share of any investment existing as of November 1, 2022, even if above the Threshold as of such date, (Y) in the instance of PEAK6 Capital Management LLC, such PEAK6 Specified Party may make an investment above the Threshold, provided that (1) such investment is in a company then traded on a national securities exchange, and (2) such PEAK6 Specified Party does not have or have the intent to establish, “control” of such entity; (ii) ownership of any private equity fund or alternative investment vehicle in which any Seller Restricted Party is a passive investor, (iii) a Seller Restricted Party’s custody of an NFT or cryptocurrency as a deposit or at the request of a customer and (iv) (D) the exceptions provided in clause (c) below.

(c) Notwithstanding the provisions of this Section 8.1 and without implicitly agreeing that the following activities would be subject to the provisions of this Section 8.1, nothing in this Agreement shall preclude, prohibit or restrict any Seller Restricted Party from: (A) engaging in, participating in or owning an interest in any entity that engages in any Permitted Business Activities; or (B) acquiring, and following such acquisition, actively engaging in any business that has a subsidiary, division, group, franchise or segment that is engaged in any Covered Business, so long as for the most recent fiscal year ending prior to the date of such purchase, the revenues of such business derived from such Covered Business were less than 20% of the total consolidated revenues of such business; or (C) engaging in a Change of Control or, if the acquiring Person has a subsidiary, division, group, franchise or segment that is engaged in a Covered Business at the time of the Change of Control, thereafter engaging in the Covered Business. This Section 8.1 shall cease to be applicable to any Person at such time as it is no longer an Affiliate of Seller and shall not apply to any Person that purchases assets, operations or a business from Seller or one of its Affiliates, if such Person is not an Affiliate of Seller after such transaction is consummated.

Section 8.2 AFS Non-Solicit.

(a) Until the later of (i) the end of the Term, and (ii) of the date which is two (2) years after the Closing Date, neither PEAK6 Investments nor Seller shall, and shall cause the Seller Restricted Parties to not, solicit or hire or retain as an independent contractor any employees (other than the Transitional Employees) of the Company. The obligations in this Section 8.2 shall not apply to (x) any employee whose employment or independent contractor whose services have terminated at least three months prior to such soliciting, hiring or retaining, or (y) any programmer or member of the technology group of the Company whose employment has been terminated, as long as the applicable Seller Restricted Party did not encourage, solicit or facilitate such termination. Further, the obligations in this Section 8.2 shall not prevent the Seller Restricted Parties from engaging in general solicitations which are not specifically targeted to employees of the Company or from any hiring or retaining related to such solicitations or from hiring any employee of the Company that approached the applicable Seller Restricted Party whether or not in connection with a general solicitation and on his or her own accord without any encouragement, solicitation or facilitation from any Seller Restricted Party.

Section 8.3 [Intentionally Omitted.]

Section 8.4 Buyer Non-Solicit. Until the later of (a) the end of the Term, and (b) of the date which is two (2) years after the Closing Date, Buyer shall not, and shall cause the Buyer Restricted Parties to not, solicit or hire or retain as an independent contractor any employees (other than the Transitional Employees) of any Seller Restricted Party. The obligations in this Section 8.4 shall not apply to any employee whose employment or independent contractor whose services have terminated at least three months prior to such soliciting, hiring or retaining. Further, the obligations in this Section 8.4 shall not prevent the Buyer Restricted Parties from engaging in general solicitations which are not specifically targeted to employees of the Seller Restricted Parties or from any hiring or retaining related to such solicitations or from hiring any employee of a Seller Restricted Party that approached the applicable Buyer Restricted Party whether or not in connection with a general solicitation and on his or her own accord without any encouragement, solicitation or facilitation from any Buyer Restricted Party.

Section 8.5 Equitable Relief. Each of Seller and Buyer acknowledges and agrees that in the event Buyer or Seller violates any of its obligations under this Article VIII, Seller or Buyer, respectively may proceed against the other in law or in equity for such damages or other relief as a court may deem appropriate. Each of Buyer and Seller acknowledges that a violation of this Article VIII would cause the other irreparable harm which may not be adequately compensated for by money damages. Each of Seller and Buyer therefore agrees that in the event of any actual or threatened violation of this Article VIII, Seller and Buyer, as applicable shall be entitled, in addition to other remedies that they may have, to a temporary restraining order and to preliminary and final injunctive relief against the other to prevent any violations of this Article VIII, without the necessity of posting a bond.

Section 9 Miscellaneous.

Section 9.1 General Provisions. Section 10.2 through Section 10.15 of the Purchase Agreement shall apply to this Agreement, mutatis mutandis, as if fully set forth herein.

Section 9.2 Relationship of Parties. Neither Party shall: (a) act or represent or hold itself out as having authority to act as an agent or partner of the other Party; or (b) in any way bind or commit the other Party to any obligations or agreement. Nothing contained in this Agreement shall be construed as creating a partnership, joint venture, agency, trust, fiduciary relationship or other association of any kind, each Party being individually responsible only for its obligations as set forth in this Agreement. The Parties’ respective rights and obligations hereunder shall be limited to the contractual rights and obligations expressly set forth herein on the terms and conditions set forth herein.

Section 9.3 Force Majeure. Neither Party shall be liable for defaults or delays due to acts of God, acts or demands of government or any government agency, pandemic, strikes, fires, flood, accident, or other unforeseeable causes beyond its reasonable control and not due to its fault or negligence (a “Force Majeure Event”); provided, however, that the foregoing shall not excuse any failure to comply with a Party’s disaster recovery plan or business continuity plan, or any liability arising from such failure. Each Party shall notify the other of the cause of such delay within five (5) days after the beginning thereof.

Section 9.4 Interpretation. In this Agreement:

(a) words denoting the singular include the plural and vice versa;

(b) “including” means “including without limitation;”

(c) “business day” means any day other than a Saturday, a Sunday or a day that is a statutory holiday under the laws of the United States or the State of Illinois;

(d) when calculating the period of time within which or following which any act is to be done or step taken, the date that is the reference day in calculating such period shall be excluded and, if the last day of such period is not a business day, the period shall end on the next day that is a business day;

(e) all dollar amounts are expressed in United States dollars, and all amounts payable hereunder shall be paid in United States dollars;

(f) money shall be tendered by wire transfer of immediately available federal funds to the account designated in writing by the party that is to receive such money; and

(g) the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement refer to this Agreement as a whole and not only to a particular section in which such words appear.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed and delivered, all as of the Closing Date.

APEX CLEARING CORPORATION	APEX FINTECH SOLUTIONS, INC.

By:	By:
Name:	Name:
Title:	Title:

PEAK6 INVESTMENTS LLC
(as to Sections 8.1 and 8.2 only)

By:
Name:
Title:

APEX CRYPTO LLC	BAKKT MARKETPLACE, LLC

By:	By:
Name:	Name:
Title:	Title:

Signature Page to Commercial Agreement

Schedule A

[***]

EXHIBIT C

IP ASSIGNMENT AGREEMENT

EXHIBIT C

IP ASSIGNMENT AGREEMENT

This IP Assignment Agreement (this “Agreement” or “Assignment”) is entered into on and effective as of the Closing (as defined in the Purchase Agreement) (“Effective Date”) by and among Peak6 Group LLC, a Delaware limited liability company (“Peak6”), Apex Fintech Solutions Inc., a Delaware corporation (“AFS”), on behalf of itself and its Affiliates, and Apex Crypto LLC, a Delaware limited liability company and wholly-owned subsidiary of AFS (“Apex Crypto”).

RECITALS

A. Apex Crypto, AFS, Bakkt Marketplace, LLC (“Purchaser”), and Bakkt Holdings, Inc. are entering into a Membership Interest Purchase Agreement (the “Purchase Agreement”).

B. AFS has developed and owns certain fintech, investing and wealth management products, trademarks and other intellectual property rights related to such products and intends to continue to develop such intellectual property after the Effective Date.

C. AFS is a custody and clearing engine and the parent company of Apex Crypto. Apex Crypto offers virtual currency and cryptocurrency-related trading services.

D. AFS desires to assign, and Apex Crypto desires to acquire, the Assigned IP (as defined hereinafter), including all goodwill associated therewith and symbolized thereby.

TERMS

In consideration of the mutual promises set forth in this Agreement, Apex Crypto’s payment of $100 to AFS, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. DEFINITIONS. As used in this Agreement:

1.1 “ACC” means Apex Clearing Corporation.

1.2 “Affiliate” means, with respect to any Person, any other Person, directly or indirectly, Controlling, Controlled by, or under common Control with, such first Person.

1.3 “Apex Crypto-Dedicated Employees” means any and all past and current employees, independent contractors or consultants of Peak6, AFS and its Affiliates substantially dedicated to Apex Crypto, including those more particularly listed in Exhibit A hereto.

1.4 “Apex Crypto Trademarks” means any Trademarks owned or Controlled by Peak6, AFS or its Affiliates that relate exclusively to Apex Crypto, including any logo version and translations of Apex Crypto more particularly listed in Exhibit B hereto, together with all of the goodwill associated therewith.

1.5 “Assigned IP” means all Technology and Intellectual Property Rights owned or Controlled by Peak6, AFS or its Affiliates that is primarily used in, held for use primarily in, or primarily useful in the Covered Business (as compared to other businesses), including all such Technology and Intellectual Property Rights created by Apex Crypto-Dedicated Employees, excluding for the avoidance of doubt all commercial off-the-shelf and other third party software. “Assigned IP” includes all Technology and Intellectual Property Rights identified on Exhibit C and excludes the Excluded IP.

1.6 “Covered Business” means directly providing NFT Facilitation and Crypto Facilitation for the end customers of non-affiliated firms in the manner conducted by the Company on the date hereof, including purchasing and selling cryptocurrencies on behalf of such end customers and an NFT order management system.

1.7 “Control,” “Controls,” “Controlled,” or “Controlling” means, (a) with respect to any Intellectual Property Rights, the possession by a person of the ability to grant the licenses or sublicenses provided for herein, without (i) violating the terms of any agreement or other arrangement with any third party; (ii) requiring any consent, approvals or waivers from any third party; or (iii) requiring the payment of compensation to any third party and (b) with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract, or otherwise.

1.8 “Crypto Facilitation” means crypto infrastructure services which enable end users to buy, sell and hold cryptocurrency, including cryptocurrency execution, settlement and custody, via a B2B2C model.

1.9 “Excluded IP” means the Technology and Intellectual Property Rights that are not Assigned IP. “Excluded IP” includes all Technology and Intellectual Property Rights identified on Exhibit D.

1.10 “Intellectual Property Rights” means any and all now known or hereafter existing (a) rights associated with works of authorship throughout the universe, including exclusive exploitation rights, copyrights, moral rights, and mask works; (b) Trademarks; (c) trade secret rights; (d) patents, designs, algorithms, and other industrial property rights; (e) domain names and URL registrations; (f) other intellectual property and proprietary rights of every kind and nature throughout the universe, whether arising by operation of law, by contract or license, or otherwise; and (g) all registrations, applications, renewals, extensions, combinations, divisions, or reissues of the foregoing.

1.11 “NFT Facilitation” means non-fungible token (i.e., NFT) infrastructure services consisting of an order management system and a storefront which enable end users to buy and sell NFTs, including NFT trading and settlement, via a B2B2C model.

1.12 “Person” means any individual, corporation (including any non-profit corporation), partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or any other entity or governmental authority.

1.13 “Technology” means all proprietary technologies, know-how and capabilities for developing, concepts, data, databases and data collections, designs, diagrams, documentation, drawings, flow charts, formulae, ideas and inventions (whether or not patentable or reduced to practice), materials, marketing and development plans, marks (including brand names, product names, logos, and slogans), methods, models, procedures, processes, protocols, schematics, specifications, subroutines, techniques, tools, web sites, works of authorship, and other forms of intellectual property.

1.14 “Trademarks” means trade names, service marks, logos, and trademarks, whether registered or unregistered.

2. INTELLECTUAL PROPERTY

2.1 Assignment. Subject to the terms and conditions of this Agreement, effective as of the Closing (as defined in the Purchase Agreement), Peak6, AFS and its Affiliates do hereby irrevocably sell, assign, convey, transfer and deliver to Apex Crypto, its successors and assigns, and Apex Crypto hereby acquires and accepts: (a) all of AFS’s and its Affiliates’ worldwide right, title and interest in and to the Assigned IP, including, without limitation, any registrations, applications, issuances, renewals and extensions therefor and the goodwill associated therewith and symbolized thereby; and (b) all other rights accruing thereunder or pertaining thereto in any jurisdiction throughout the world for Apex Crypto’s own use and enjoyment, and for the use and enjoyment of Apex Crypto’s successors and assigns, as full and entirely as the same would have been held and enjoyed by Peak6, AFS and its Affiliates if this Assignment had not been made, including all: (i) claims, causes of actions and rights to pursue and collect damages, costs, injunctive relief and other remedies for past, current or future infringement, misappropriation, dilution, conflict with or other violation of any of the foregoing, and all income, royalties or payments due or payable as of the Effective Date or thereafter in respect of any of the foregoing; and (ii) rights of any kind whatsoever of Peak6, AFS and its Affiliates accruing under any of the foregoing provided by applicable law of any jurisdiction, by international treaties and conventions and otherwise throughout the world.

2.2 Delivery. On the Effective Date, Peak6, AFS and its Affiliates will take all steps necessary to place Apex Crypto in the actual possession and operating control of all Assigned IP that are tangible assets. Without limiting the foregoing, Peak6, AFS and its Affiliates will transfer and deliver to Apex Crypto all Assigned IP that are tangible assets in a form and manner reasonably specified by Apex Crypto. After such delivery to Apex Crypto, Peak6, AFS and its Affiliates will not retain in its possession or control any tangible copies or embodiments of any Assigned IP, except to the extent required pursuant to applicable regulatory requirements and to the extent such copies or embodiments are contained in AFS’s or its Affiliates’ electronic back-up files that are created in the ordinary course of business pursuant to its standard electronic back-up or archival system, and will provide Apex Crypto with written confirmation of the same. Peak6, AFS and its Affiliates shall not be required to destroy or purge any such copies or embodiments of any Assigned IP created pursuant to its standard electronic back-up or archival system.

2.3 Wrong Pockets. If, in the six (6) month period following the Effective Date, Apex Crypto identifies any Technology, Intellectual Property Right, or other asset that qualified as Assigned IP hereunder, but which was not delivered in accordance with Section 2.2, then the parties will arrange for a subsequent delivery of such asset.

3. RECORDATION; FURTHER ASSURANCES. Peak6, AFS and its Affiliates hereby authorize and request the United States Patent and Trademark Office and any other applicable governmental authority or registrar to record and register Apex Crypto as the owner of the Assigned IP, and to issue the Assigned IP to Apex Crypto, as assignee of all of AFS’s and its Affiliates’ right, title and interest in and to the Assigned IP. Peak6, AFS and its Affiliates shall record this Assignment for each of the Assigned IP at the United States Patent and Trademark Office. Apex Crypto shall have the right to record this Assignment with all applicable governmental authorities and registrars so as to perfect or otherwise evidence its ownership of the Assigned IP. Following the Effective Date, upon Apex Crypto’s reasonable request, Peak6, AFS and its Affiliates shall take such steps and actions, and provide such cooperation and assistance to Apex Crypto and its successors, assigns and legal representatives, including the execution and delivery of any affidavits, acknowledgements, declarations, oaths, exhibits, assignments, powers of attorney, or other documents, as may be necessary or desirable to effect, evidence or perfect the assignment of the Assigned IP to Apex Crypto, or any assignee or successor thereto.

4. WARRANTIES AND DISCLAIMERS

4.1 Mutual Warranties. Each party warrants that it has full power and authority to enter into and perform this Agreement, and the person signing this Agreement on such party’s behalf has been duly authorized and empowered to enter into this Agreement.

4.2 Disclaimers. EXCEPT FOR THE EXPRESS WARRANTIES THAT ARE MADE IN SECTION 4.1, NEITHER PARTY MAKES, AND EACH PARTY HEREBY DISCLAIMS, ANY OTHER WARRANTY OF ANY KIND, WHETHER EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, INCLUDING WITHOUT LIMITATION THE WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR USE OR PURPOSE AND NON-INFRINGEMENT. THE ASSIGNED IP IS BEING ACQUIRED “AS IS, WHERE IS” ON THE EFFECTIVE DATE AND IN THEIR THEN PRESENT CONDITION.

5. LIMITATIONS ON LIABILITY. TO THE EXTENT PERMITTED BY APPLICABLE LAW, NEITHER PARTY SHALL BE LIABLE TO ANY OTHER IN CONNECTION WITH THIS AGREEMENT FOR ANY INDIRECT, INCIDENTAL, CONSEQUENTIAL, EXEMPLARY, SPECIAL, OR PUNITIVE DAMAGES, INCLUDING WITHOUT LIMITATION ANY LOSS OF PROFIT, REVENUE, INCOME, OR DATA, HOWEVER ARISING AND WHETHER IN AN ACTION IN CONTRACT OR TORT (INCLUDING STRICT LIABILITY AND NEGLIGENCE) OR BASED ON BREACH OF ANY WARRANTY, EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES AND NOTWITHSTANDING THE FAILURE OF ESSENTIAL PURPOSE OF ANY LIMITED REMEDY.

6. GENERAL

6.1 Notices. All notices, consents, and approvals under this Agreement must be delivered in writing by courier, by electronic facsimile (fax), or by certified or registered mail (postage prepaid and return receipt requested) to the other party at the address set forth beneath such party’s signature. A party may change its address by giving notice of the new address to the other party.

6.2 Governing Law. This Agreement, and all claims, suits or actions (whether at law or in equity, whether in contract, tort, statute or otherwise) arising in whole or in part out of, related to, based upon, or in connection herewith or the subject matter hereof will be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

6.3 Waivers. All waivers under this Agreement must be in writing. Any waiver or failure to enforce any provision of this Agreement on one occasion will not be deemed a waiver of any other provision or of such provision on any other occasion.

6.4 Severability. If any provision of this Agreement is unenforceable, such provision will be changed and interpreted to accomplish the objectives of such provision to the greatest extent possible under applicable law and the remaining provisions will continue in full force and effect.

6.5 Construction. The headings of sections of this Agreement are for convenience and are not to be used in interpreting this Agreement. As used in this Agreement, the word “including” means “including but not limited to.”

6.6 Counterparts. This Agreement may be executed in counterparts, each of which will be considered an original, but all of which together will constitute the same instrument. Signatures may be exchanged by e-mail, with original signatures to follow. Each party agrees that it will be bound by its own e-mail signature and that it accepts the e-mail signatures of the other parties, as applicable.

6.7 Entire Agreement. This Agreement constitutes the entire agreement between the parties regarding the subject hereof and supersedes all prior or contemporaneous agreements, understandings, and communication, whether written or oral. This Agreement may be amended only by a written document signed by both parties.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

APEX FINTECH SOLUTIONS INC.	APEX CRYPTO LLC

By:	By:
Name:	Name:
Title:	Title:

Address for Notice:	Address for Notice:

Attn:	Attn:
Fax:	Fax:

EXHIBIT D

REGISTRATION RIGHTS AGREEMENT

EXHIBIT D

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [•], 20[•], is by and among Bakkt Holdings, Inc., a Delaware corporation (the “Company”), Apex Fintech Solutions Inc., a Delaware limited liability company (“Investor”), and the other Holders (as defined below) from time to time parties hereto. Capitalized terms used but not defined herein shall have the meanings ascribed in that certain Membership Interest Purchase Agreement dated as of November 2, 2022 (the “Purchase Agreement”), by and among Apex Crypto LLC, a Delaware limited liability company (“Apex”), the Company, Bakkt Marketplace, LLC, and Investor.

RECITALS:

WHEREAS, this Agreement is being entered into in connection with the closing of the transactions contemplated by the Purchase Agreement, pursuant to which, among other things, Investor may receive or has received (i) shares of the Company’s Class A common stock, par value $0.0001 per share (“Common Stock”), as contingent consideration in respect of Apex’s results for 2022 (any such shares that are issued pursuant to the Purchase Agreement, the “Initial Contingent Shares”) and (ii) shares of Common Stock as contingent consideration in respect of Apex’s results for 2023 and 2024 (any such shares that are issued pursuant to the Purchase Agreement, the “Additional Contingent Shares” and, together with the Initial Contingent Shares, the “Contingent Shares”); and

WHEREAS, resales by the Holders of the Contingent Shares may be required to be registered under the Securities Act (as defined herein) and applicable state securities laws, depending on the status of the Holders or the intended method of distribution of the Contingent Shares.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party hereto, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Certain Definitions. As used in this Agreement, the following terms shall have the following meanings:

“Additional Contingent Shares” has the meaning set forth in the recitals.

“Affiliate” means as to any Person, any other Person who directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person. As used in this Agreement, the term “control,” including the correlative terms “controlling,” “controlled by” and “under common control with,” means possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or any partnership or other ownership interest, by contract or otherwise) of a Person.

“Agreement” has the meaning set forth in the introductory paragraph.

“Board” means the board of directors of the Company.

“Business Day” means any day other than a Saturday, Sunday, any federal holiday or any other day on which banking institutions in the State of New York are authorized or required to be closed by law or governmental action.

“Commission” means the United States Securities and Exchange Commission or any successor governmental agency.

“Common Stock” has the meaning set forth in the recitals.

“Company” has the meaning set forth in the introductory paragraph.

“Company Securities” has the meaning set forth in Section 2.3(c)(i).

“Contingent Shares” has the meaning set forth in the recitals.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

“Existing Registration Rights Agreement” means that certain Registration Rights Agreement, dated October 15, 2021, by and among the Company and the other parties thereto.

“Holder” means any record holder of Registrable Securities.

“Indemnified Party” has the meaning set forth in Section 3.3.

“Indemnifying Party” has the meaning set forth in Section 3.3.

“Initial Contingent Shares” has the meaning set forth in the recitals.

“Investor” has the meaning set forth in the introductory paragraph.

“Losses” has the meaning set forth in Section 3.1.

“Managing Underwriter” means, with respect to any Underwritten Offering, the lead book-running manager(s) of such Underwritten Offering.

“Person” means any individual, corporation, partnership, limited liability company, firm, association, trust, government, governmental agency or other entity, whether acting in an individual, fiduciary or other capacity.

“Piggyback Underwritten Offering” has the meaning set forth in Section 2.3(a).

“Piggybacking Holder” has the meaning set forth in Section 2.3(a).

“Proceeding” shall mean an action, claim, suit, arbitration or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition) that has been commenced.

“Purchase Agreement” has the meaning set forth in the recitals.

“Registrable Securities” shall mean (a) the Contingent Shares and (b) any securities issued or issuable with respect to the Contingent Shares by way of a stock dividend or stock split or in connection with any combination of shares, distribution, exchange, reclassification, reorganization or other recapitalization, merger, consolidation or otherwise; provided, however, that a Registrable Security shall cease to be a Registrable Security upon the earliest to occur of: (i) the date on which such share has been disposed of or exchanged pursuant to an effective Registration Statement, (ii) the date on which such share has been disposed of or exchanged under Rule 144 or any other exemption from the registration requirements of the Securities Act as a result of which the Transferee thereof does not receive “restricted securities” as defined in Rule 144 under the Securities Act or (iii) the date on which such shares are freely tradeable by the Holder thereof without volume or other limitations or requirements under Rule 144 and such Holder and its Affiliates collectively hold less than 5% of the outstanding shares of Common Stock.

“Registration Expenses” means all expenses (other than Selling Expenses) incurred in connection with registrations, filings or qualifications pursuant to Article II, including, without limitation, all registration and filing fees, printing expenses, road show expenses, fees and disbursements of counsel and independent public accountants for the Company, fees and expenses (including counsel fees) incurred in connection with complying with state securities or “blue sky” laws, fees of the Financial Industry Regulatory Authority, Inc. and fees of transfer agents and registrars.

“Registration Statement” means any registration statement of the Company filed or to be filed with the Commission under the Securities Act, including the related prospectus, amendments and supplements to such registration statement, and including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement.

“Required Shelf Filing Date” means the later of (i) the 30th day after the date of the first issuance of the Contingent Shares and (ii) the fifth Business Day following the earlier of (A) the date that the Company files the audited and unaudited historical and pro forma financial statements related to the transactions contemplated by the Purchase Agreement that may be required under the Securities Act and (B) the date the Company is required to file the audited and unaudited historical and pro forma financial statements related to the transactions contemplated by the Purchase Agreement that may be required under the Securities Act.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission as a replacement thereto having substantially the same effect as such rule.

“Securities Act” means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time. References to any rule under the Securities Act shall be deemed to refer to any similar or successor rule or regulation.

“Selling Expenses” means all (a) underwriting fees, discounts and selling commissions allocable to the sale of Registrable Securities and (b) transfer taxes allocable to the sale of the Registrable Securities.

“Selling Holder” means a Holder selling Registrable Securities pursuant to a Registration Statement.

“Shelf Registration Statement” has the meaning set forth in Section 2.1(a).

“Suspension Period” has the meaning set forth in Section 2.2.

“Transfer” means any offer, sale, pledge, encumbrance, hypothecation, entry into any contract to sell, grant of an option to purchase, short sale, assignment, transfer, exchange, gift, bequest or other disposition, direct or indirect, in whole or in part, by operation of law or otherwise. “Transfer,” when used as a verb, and “Transferee” and “Transferor” have correlative meanings.

“Underwritten Offering” means an offering in which shares of Common Stock are sold to an underwriter for reoffer.

“Underwritten Offering Filing” means (i) a preliminary prospectus supplement (or prospectus supplement if no preliminary prospectus supplement is used) to an effective shelf Registration Statement (other than the Shelf Registration Statement) or (ii) a Registration Statement, in each case relating to such Piggyback Underwritten Offering.

ARTICLE II

REGISTRATION RIGHTS

2.1	Shelf Registration.

(a)

As soon as practicable, but in any event on or prior to the Required Shelf Filing Date, the Company shall prepare and file a “shelf” registration statement under the Securities Act to permit the resale of the Registrable Securities from time to time as permitted by Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) (the “Shelf Registration Statement”) on the terms and conditions specified in this Section 2.1. The Company shall use its commercially reasonable efforts to cause such Registration Statement to become or be declared effective as soon as practicable after the filing thereof, but in any event no later than the earlier of (i) thirty (30) calendar days following the date the Shelf Registration Statement is filed with the Commission (or ninety (90) calendar days after the date the Shelf Registration Statement is filed with the Commission if the Shelf Registration Statement is reviewed by, and the Company receives comments from, the Commission) and (ii) the tenth (10th) Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. Following the effective date of the Shelf Registration Statement, the Company shall as promptly as practicable, but in any event within three Business Days of such date, notify the Holders of the effectiveness of such Registration Statement.

(b)

The Shelf Registration Statement shall be on Form S-3 or, if Form S-3 is not then available to the Corporation, on Form S-1 or such other form of registration statement as is then available to effect a registration for resale of such Registrable Securities and shall contain a prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar rule adopted by the Commission then in effect) at any time beginning on the effective date for such Registration Statement. The Shelf Registration Statement shall provide for the distribution or resale pursuant to any method or combination of methods legally available to the Holders other than underwritten public offerings.

(c)

The Company shall use its commercially reasonable efforts to cause the Shelf Registration Statement to remain effective, and to be supplemented and amended as promptly as practicable to the extent necessary to ensure that the Shelf Registration Statement is available or, if not available, that another Registration Statement is available (which Registration Statement shall also be referred to herein as the Shelf Registration Statement), for the resale of all the Registrable Securities until all of the Registrable Securities have ceased to be Registrable Securities. If at any time the Shelf Registration Statement filed pursuant to this Section 2.1 is not effective or is not otherwise available for the resale of all of the Registrable Securities held by the Holders other than as a result of any delay or suspension rights contemplated by Section 2.2, the Holders may demand registration under the Securities Act of all or part of their Registrable Securities at any time and from time to time, and the Company shall use its commercially reasonable efforts to file with the Commission following receipt of any such demand one or more Registration Statements with respect to all such Registrable Securities and to cause such Registration Statement to be declared effective by the Commission as soon as practicable after the filing thereof.

(d)

When effective, the Shelf Registration Statement (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus contained in the Shelf Registration Statement, in the light of the circumstances under which such statements are made).

2.2	Delay and Suspension Rights.

(a)

Notwithstanding any other provision of this Agreement, the Company may suspend the Holders’ use of any prospectus that is a part of a Shelf Registration Statement upon written notice to each Holder whose Registrable Securities are included in such Shelf Registration Statement (provided, that in no event shall the content of such notice contain any material non-public information regarding the Company) (in which event such Holder shall discontinue sales of Registrable Securities pursuant to such Registration Statement but may settle any then-contracted sales of Registrable Securities), in each case for a reasonable period of time not to exceed 60 consecutive days, if the Board determines in good faith (A) that failure to effect such suspension would be detrimental to the Company and concludes as a result that it is in the Company’s best interest to effect such suspension, (B) that failure to effect such suspension would render the Company unable to comply with applicable securities laws or (C) that failure to effect such suspension would require disclosure of material information that the Company has a bona fide business purpose for preserving as confidential (any such period, a “Suspension Period”); provided, however, that in no event shall any Suspension Periods collectively exceed an aggregate of 90 days in any 12-month period. The Company agrees to promptly notify in writing the Holders of the termination of a Suspension Period. After the expiration of any Suspension Period in the case of an effective Registration Statement, and without the need for any further request from the Holders, the Company shall, as promptly as reasonably practicable, prepare a post-effective amendment or supplement to such Registration Statement, the relevant prospectus, or any document incorporated therein by reference, or file any other required document so that, as thereafter delivered to purchasers of the Registrable Securities included therein, the Registration Statement or the prospectus, as applicable, will not include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)

The Company may delay the filing or effectiveness of a Registration Statement or require the Holders to suspend the use of any prospectus that is part of the Shelf Registration Statement: (i) during any of the Company’s recurring quarterly earnings blackout periods, determined in accordance with such policy as the Company shall generally maintain and communicate to the Holders from time to time, and any such blackout period shall be deemed to constitute a Suspension Period hereunder but shall not be subject to, and shall not count against, the time periods set forth in the prior sentence of this Section 2.2; and (ii) if, in the good faith determination of the Company, it is not feasible for the Company to proceed with the registration or offering because (x) audited financial statements of the Company or (y) audited or unaudited financial statements of any acquired company or other entity or pro forma financial statements that are required by the Securities Act or by customary practice to be included in any prospectus that is part of a Shelf Registration Statement are then unavailable, until such time as such financial statements are prepared or obtained by the Company, and any delay or suspension shall be treated as a Suspension Period hereunder, except that it shall not be subject to, and shall not count against, the time periods set forth in the prior sentence of this Section 2.2; provided, that, with respect to clause (y), the Company shall use its commercially reasonable efforts to prepare or obtain the relevant acquired company or pro forma financial statements as quickly as reasonably practicable.

2.3	Piggyback Registration Rights.

(a)

Subject to Section 2.3(c), if the Company at any time proposes to file an Underwritten Offering Filing for an Underwritten Offering of shares of Common Stock for its own account or for the account of any other Persons who have or have been granted registration rights, other than the Holders (a “Piggyback Underwritten Offering”), it will give reasonable advanced written notice of such Piggyback Underwritten Offering to each Holder, which notice shall (i) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, the anticipated filing date of the Underwritten Offering Filing and, if known, the name of the proposed Managing Underwriter, and (ii) offer to all of the Holders of Registrable Securities the opportunity to include in the Underwritten Offering Filing such number of Registrable Securities as such Holders may request in writing. Such written notice shall be given as promptly as practicable (but in any event at least five Business Days before the filing of the Underwritten Offering Filing or two Business Days before the filing of the Underwritten Offering Filing in connection with a bought or overnight Underwritten Offering). If such notice is delivered to the Holders pursuant to this Section 2.3(a), each such Holder shall then have three Business Days (or one Business Day in the case of a bought or overnight Underwritten Offering) after the date on which the Holders received written notice pursuant to this Section 2.3(a) to request inclusion of Registrable Securities in the Piggyback Underwritten Offering (which request shall specify the maximum number of Registrable Securities intended to be disposed of by such Holder and such other information as is reasonably required to effect the inclusion of such Registrable Securities) (any such Holder making such request, a “Piggybacking Holder”). If no request for inclusion from a Holder is received within such period, such Holder shall have no further right to participate in such Piggyback Underwritten Offering. Subject to Section 2.3(c), the Company shall use its commercially reasonable efforts to include in the Piggyback Underwritten Offering all Registrable Securities that the Company has been so requested to include by the Piggybacking Holders; provided, however, that if, at any time after giving written notice of a proposed Piggyback Underwritten Offering pursuant to this Section 2.3(a) and prior to the execution of an underwriting agreement with respect thereto, the Company or such other Persons who have or have been granted registration rights, as applicable, shall determine for any reason not to proceed with or to delay such Piggyback Underwritten Offering, the Company shall give prompt written notice of such determination to the Piggybacking Holders and, (i) in the case of a determination not to proceed, shall be relieved of its obligation to include any Registrable Securities in such Piggyback Underwritten Offering, and, (ii) in the case of a determination to delay, shall be permitted to delay inclusion of any Registrable Securities for the same period as the delay in including the shares of Common Stock to be sold for the Company’s account or for the account of such other Persons who have or have been granted registration rights, as applicable.

(b)

Each Holder shall have the right to withdraw its request for inclusion of its Registrable Securities in any Piggyback Underwritten Offering at any time prior to the execution of an underwriting agreement with respect thereto by giving written notice to the Company of its request to withdraw. Any Holder may deliver written notice (an “Opt-Out Notice”) to the Company requesting that such Holder not receive notice from the Company of any proposed Piggyback Underwritten Offering; provided, however, that such Holder may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from a Holder (unless subsequently revoked), the Company shall not, and shall not be required to, deliver any notice to such Holder pursuant to this Section 2.3 and such Holder shall no longer be entitled to participate in any Piggyback Underwritten Offering.

(c)

If the Managing Underwriter of the Piggyback Underwritten Offering shall inform the Company of its belief that the number of Registrable Securities requested to be included in such Piggyback Underwritten Offering, when added to the number of shares of Common Stock proposed to be offered by the Company or such other Persons who have or have been granted registration rights (and any other shares of Common Stock requested to be included by any other Persons having registration rights on parity with the Piggybacking Holders with respect to such offering), would materially adversely affect such offering, then the Company shall include in such Piggyback Underwritten Offering, to the extent of the total number of securities which the Company is so advised can be sold in such offering without so materially adversely affecting such offering, shares of Common Stock in the following priority:

(i)

if the Piggyback Underwritten Offering is for the account of the Company, first, all shares of Common Stock that the Company proposes to include for its own account (the “Company Securities”), second, the shares of Common Stock that Persons who have registration rights under the Existing Registration Rights Agreement propose to include in respect of their rights under the Existing Registration Rights Agreement in accordance with the terms of the Existing Registration Rights Agreement, third, the shares of Common Stock that the Piggybacking Holders propose to include (pro rata among the Piggybacking Holders based on the number of shares of Common Stock each requested to be included), and fourth, the shares of Common Stock (other than shares of Common Stock covered by the Existing Registration Rights Agreement) that other Persons who have or have been granted registration rights propose to include (pro rata among such other Persons based on the number of shares of Common Stock each requested to be included);

(ii)

if the Piggyback Underwritten Offering is for the account of any Persons who have or have been granted registration rights under the Existing Registration Rights Agreement, first, the shares of Common Stock that such Persons propose to include pursuant to the Existing Registration Rights Agreement in accordance with the terms of the Existing Registration Rights Agreement, second, all shares of Common Stock that the Piggybacking Holders propose to include (pro rata among the Piggybacking Holders based on the number of shares of Common Stock each requested to be included), third, the shares of Common Stock (other than shares of Common Stock covered by the Existing Registration Rights Agreement) that other Persons who have or have been granted registration rights propose to include (pro rata among such other Persons based on the number of shares of Common Stock each requested to be included), and fourth, the Company Securities; or

(iii)

if the Piggyback Underwritten Offering is for the account of any other Persons who have or have been granted registration rights other than under the Existing Registration Rights Agreement, first, the shares of Common Stock that such other Persons propose to include, second, the shares of Common Stock that Persons who have registration rights under the Existing Registration Rights Agreement propose to include in respect of their rights under the Existing Registration Rights Agreement in accordance with the terms of the Existing Registration Rights Agreement, third, all shares of Common Stock that the Piggybacking Holders propose to include (pro rata among the Piggybacking Holders based on the number of shares of Common Stock each requested to be included), fourth, the Company Securities, and fifth, the shares of Common Stock (other than shares of Common Stock covered by the Existing Registration Rights Agreement) that other Persons who have or have been granted registration rights propose to include (pro rata among such other Persons based on the number of shares of Common Stock each requested to be included).

2.4	Participation in Piggyback Underwritten Offerings.

(a)

Any participation by the Piggybacking Holders in a Piggyback Underwritten Offering shall be in accordance with the plan of distribution of the Company or the other Persons who have registration rights, as applicable.

(b)

In connection with any Piggyback Underwritten Offering in which any Piggybacking Holder includes Registrable Securities pursuant to Section 2.3, such Piggybacking Holder agrees (A) to supply any information reasonably requested by the Company in connection with the preparation of a Registration Statement and/or any other documents relating to such registered offering and (B) to execute and deliver any agreements and instruments being executed by all Holders on substantially the same terms reasonably requested by the Company or the Managing Underwriter, as applicable, to effectuate such registered offering, including, without limitation, underwriting agreements, custody agreements, powers of attorney, questionnaires, and lock-ups or “hold back” agreements pursuant to which such Piggybacking Holder agrees with the Managing Underwriter not to sell or purchase any securities of the Company for the shorter of (i) the same period of time following the registered offering as is agreed to by the Company and the other participating holders (not to exceed the shortest number of days that any director of the Company, “executive officer” (as defined under Section 16 of the Exchange Act) of the Company or any stockholder of the Company (other than a Holder or director or employee of, or consultant to, the Company) who owns 10% or more of the outstanding Shares contractually agrees with the underwriters of such Piggyback Underwritten Offering not to sell any securities of the Company following such Piggyback Underwritten Offering) and (ii) 60 days from the date of the execution of the underwriting agreement with respect to such Piggyback Underwritten Offering.

2.5	Registration Procedures.

(a)

In connection with its obligations under this Article II, the Company will take all reasonably necessary action to facilitate and effect the transactions contemplated thereby, including, but not limited to, the following:

(i)

as promptly as practicable, prepare and file with the Commission such amendments (and post-effective amendments) and supplements to any applicable Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement until such time as all of such securities have been disposed of in accordance with the intended methods of disposition by the Selling Holders thereof set forth in such Registration Statement;

(ii)

furnish to each Selling Holder, without charge, such number of conformed copies of any applicable Registration Statement and of each such amendment (and post-effective amendment) and supplement thereto (in each case including without limitation all exhibits), such number of copies of the prospectus contained in such Registration Statement (including without limitation each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents, as such Selling Holder may reasonably request;

(iii)

if applicable, use its commercially reasonable efforts to (a) register or qualify all Registrable Securities and other securities covered by any applicable Registration Statement under such other securities or blue sky laws of such jurisdictions as each Selling Holder thereof shall reasonably request, (b) keep such registration or qualification in effect for so long as such Registration Statement remains in effect, and to take any other action which may be necessary or advisable to enable such Selling Holder to consummate the disposition in such jurisdictions of the securities owned by such Selling Holder, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this clause (iii) be obligated to be so qualified or to consent to general service of process in any such jurisdiction;

(iv)

as promptly as practicable, notify each Selling Holder, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in any applicable Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and at the request of any such Selling Holder promptly prepare and file or furnish to such Selling Holder a reasonable number of copies of a supplement or post-effective amendment to the Registration Statement or a supplement to the related prospectus or any document incorporated or deemed to be incorporated therein by reference, or file any other required document as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

(v)

otherwise comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act;

(vi)

provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by any applicable Registration Statement from and after a date not later than the effective date of such Registration Statement;

(vii)

at least five Business Days prior to the filing of the Shelf Registration Statement, the Company will give the Holders offering and selling Registrable Securities thereunder and their respective counsels the opportunity to review and provide comments on the Shelf Registration Statement and each prospectus included therein or filed with the Commission, and give each of them, together with any broker, dealer or sales agent involved therewith, such access to its books and records and such opportunities to discuss the business of the Company and its subsidiaries with its officers, its counsel, and the independent public accountants who have certified its financial statements, as shall be necessary, in the opinion of the Holder’s (or broker’s, dealer’s or sales agent’s, as the case may be) counsel, to conduct a reasonable due diligence investigation within the meaning of the Securities Act;

(viii)

use its commercially reasonable efforts to prevent the issuance of any order suspending the effectiveness of any applicable Registration Statement, and, if any such order suspending the effectiveness of such Registration Statement is issued, shall promptly use its commercially reasonable efforts to obtain the withdrawal of such order at the earliest possible moment;

(ix)

as promptly as practicable, notify the Holders (i) of the issuance by the Commission of any stop order suspending the effectiveness of any applicable Registration Statement or the initiation of any proceedings for that purpose, (ii) of any delisting or pending delisting of the Common Stock by any national securities exchange or market on which the Common Stock are then listed or quoted, and (iii) of the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the securities or “blue sky” laws of any jurisdiction or the initiation of any proceeding for such purpose; and

(x)	cause all Registrable Securities covered by any applicable Registration Statement to be listed on any securities exchange on which the Common Stock is then listed.

(b)

Each Holder agrees by acquisition of Registrable Securities that upon receipt of any notice from the Company of the happening of any event of the kind described in Section 2.5(a)(iv), such Holder will forthwith discontinue such Holder’s disposition of Registrable Securities pursuant to the applicable Registration Statement until such Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 2.5(a)(iv) as filed with the Commission or until it is advised in writing by the Company that the use of such Registration Statement may be resumed, and, if so directed by the Company, will deliver to the Company (at the Company’s expense) all copies, other than permanent file copies, then in such Holder’s possession of the prospectus relating to such Registrable Securities current at the time of receipt of such notice. The Company may provide appropriate stop orders to enforce the provisions of this Section 2.5(b).

2.6 Cooperation by Holders. The Company shall have no obligation to include Registrable Securities of a Holder in any Registration Statement or Underwritten Offering if such Holder has failed to timely furnish such information as the Company may, from time to time, reasonably request in writing regarding such Holder and the distribution of such Registrable Securities that the Company determines, after consultation with its counsel, is reasonably required in order for any registration statement or prospectus supplement, as applicable, to comply with the Securities Act.

2.7 Expenses. The Company shall be responsible for all Registration Expenses incident to its performance of or compliance with its obligations under this Article II. Each Selling Holder shall pay its pro rata share of all Selling Expenses in connection with any sale of its Registrable Securities hereunder.

2.8 Market Stand-off. In connection with any Underwritten Offering of Common Stock of the Company, if requested by the Managing Underwriters, each Holder that is the beneficial owner of more than one percent (1%) of the outstanding shares of Common Stock, and any other Holder reasonably requested by the Managing Underwriter, agrees not to, and to execute a customary lock-up agreement (in each case on substantially the same terms and conditions as all such Holders, including customary waiver “mfn” provisions) in favor of the Managing Underwriters to not, sell or dispose of any shares of Common Stock (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Managing Underwriter, during the shorter of (i) the same period of time following the Underwritten Offering as is agreed to by the Company and the other participating Holders (not to exceed the shortest number of days that any director of the Company, “executive officer” (as defined under Section 16 of the Exchange Act) of the Company or any stockholder of the Company (other than a Holder or director or employee of, or consultant to, the Company) who owns 10% or more of the outstanding Shares contractually agrees with the underwriters of such Underwritten Offering not to sell any securities of the Company following such Underwritten Offering) and (ii) ninety (90) days (or such shorter time agreed to by the Managing Underwriters) following the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the Managing Underwriters otherwise agree by written consent.

ARTICLE III

INDEMNIFICATION AND CONTRIBUTION

3.1 Indemnification by the Company. The Company will indemnify and hold harmless each Holder, its officers and directors and each Person (if any) that controls such Holder within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all losses, claims, damages, liabilities, costs (including costs of preparation and attorneys’ fees and any legal or other fees or expenses incurred by such Person in connection with any investigation or Proceeding), expenses, judgments, fines, penalties, charges and amounts paid in settlement (“Losses”) as incurred, caused by, arising out of or based upon, resulting from or related to any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or prospectus relating to the Registrable Securities (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or any preliminary prospectus, any filing made in connection with the qualifications of the offering under the securities or other blue sky laws of any jurisdiction in which Registrable Securities are offered, or any other offering document (including any related notification, or the like) incident to any such registration, qualification, or compliance, or based on any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus, in the light of the circumstances under which such statement is made), or any violation by the Company of this Agreement, the Securities Act or the Exchange Act, or any rule or regulation thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, qualification, or compliance, provided, however, that such indemnity shall not apply to that portion of such Losses caused by, or arising out of, any untrue statement, or alleged untrue statement or any such omission or alleged omission, to the extent such statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of such Holder expressly for use therein.

3.2 Indemnification by the Holders. Each Holder agrees to indemnify and hold harmless the Company, its officers and directors and each Person (if any) that controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all Losses caused by, arising out of, resulting from or related to any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or prospectus relating to Registrable Securities (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or any preliminary prospectus, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus, in the light of the circumstances under which such statement is made), only to the extent such statement or omission was made in reliance upon and in conformity with information furnished in writing by or on behalf of such Holder expressly for use therein.

3.3 Indemnification Procedures. In case any Proceeding (including any governmental investigation) shall be instituted involving any Person in respect of which indemnity may be sought pursuant to Section 3.1 or Section 3.2, such Person (the “Indemnified Party”) shall promptly notify the Person against whom such indemnity may be sought (the “Indemnifying Party”) in writing (provided that the failure of the Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Article III, except to the extent the Indemnifying

Party is actually and materially prejudiced by such failure to give notice), and the Indemnifying Party shall be entitled to participate in such Proceeding and, unless in the reasonable opinion of outside counsel to the Indemnified Party a conflict of interest between the Indemnified Party and Indemnifying Party may exist in respect of such claim, to assume the defense thereof jointly with any other Indemnifying Party similarly notified, to the extent that it chooses, with counsel reasonably satisfactory to such Indemnified Party, and after notice from the Indemnifying Party to such Indemnified Party that it so chooses, the Indemnifying Party shall not be liable to such Indemnified Party for any legal or other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that (i) if the Indemnifying Party fails to assume the defense or employ counsel reasonably satisfactory to the Indemnified Party, (ii) if such Indemnified Party who is a defendant in any action or Proceeding that is also brought against the Indemnifying Party reasonably shall have concluded that there may be one or more legal defenses available to such Indemnified Party that are not available to the Indemnifying Party or (iii) if representation of both parties by the same counsel is otherwise inappropriate under applicable standards of professional conduct then, in any such case, the Indemnified Party shall have the right to assume or continue its own defense as set forth above (but with no more than one firm of counsel for all Indemnified Parties in each jurisdiction, except to the extent any Indemnified Party or Parties reasonably shall have concluded that there may be legal defenses available to such party or parties that are not available to the other Indemnified Parties or to the extent representation of all Indemnified Parties by the same counsel is otherwise inappropriate under applicable standards of professional conduct) and the Indemnifying Party shall be liable for any expenses therefor. No Indemnifying Party shall, without the written consent of the Indemnified Party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the Indemnified Party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (A) includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and (B) does not include a statement as to, or an admission of, fault, culpability or a failure to act, by or on behalf of any Indemnified Party.

3.4	Contribution.

(a)

If the indemnification provided for in this Article III is unavailable to an Indemnified Party in respect of any Losses in respect of which indemnity is to be provided hereunder, then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall to the fullest extent permitted by law contribute to the amount paid or payable by such Indemnified Party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of such party in connection with the statements or omissions that resulted in such Losses, as well as any other relevant equitable considerations. The relative fault of the Company (on the one hand) and a Holder (on the other hand) shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(b)

The Company and each Holder agree that it would not be just and equitable if contribution pursuant to this Article III were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in Section 3.4(a). The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages or liabilities referred to in Section 3.4(a) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Article III, no Holder shall be liable for indemnification or contribution pursuant to this Article III for any amount in excess of the net proceeds of the offering received by such Holder, less the amount of any damages that such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

ARTICLE IV

RULE 144; ASSISTANCE WITH TRANSFERS

4.1	Rule 144.

(a)

With a view to making available the benefits of certain rules and regulations of the Commission that may permit the resale of the Registrable Securities without registration, the Company agrees to use its commercially reasonable efforts to:

(i)	make and keep public information regarding the Company available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times from and after the date hereof; and

(ii)	file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act at all times from and after the date hereof.

4.2 Assistance with Transfers. In connection with any sale or transfer of Registrable Securities by any Holder, including any sale or transfer pursuant to Rule 144 and other rules and regulations of the Commission that may at any time permit a Holder of Registrable Securities to sell securities of the Company to the public without registration, the Company shall, to the extent allowed by law, take any and all action necessary or reasonably requested by such Holder in order to permit or facilitate such sale or transfer, including, without limitation, at the sole expense of the Company, by (i) issuing such directions to any transfer agent, registrar or depositary, as applicable, (ii) delivering such opinions to the transfer agent, registrar or depositary as are customary for the transaction of this type and are reasonably requested by the same, and (iii) taking or causing to be taken such other actions as are reasonably necessary (in each case on a timely basis) in order to cause any legends, notations or similar designations restricting transferability of the Registrable Securities held by such Holder to be removed and to rescind any transfer restrictions with respect to such Registrable Securities; provided, however, that such Holder shall deliver to the Company, in form and substance reasonably satisfactory to the Company, representation letters regarding any necessary or appropriate factual matters and regarding such Holder’s compliance with such rules and regulations, as may be applicable.

ARTICLE V

TRANSFER OR ASSIGNMENT OF RIGHTS

The rights to cause the Company to register Registrable Securities under Article II of this Agreement may be transferred or assigned by each Holder to one or more Transferees or assignees of Registrable Securities if such Transferee is an affiliate of Investor; provided, however, that if such Transferee ceases to be an affiliate of Investor, such Transferee’s rights under this Agreement shall cease.

ARTICLE VI

MISCELLANEOUS

6.1 Termination. This Agreement shall terminate as to any Holder, upon the earlier to occur of (i) December 31, 2026 and (ii) the date such Holder no longer owns any shares of Common Stock that constitute Registrable Securities and, in the case of Investor, no longer has the right to potentially receive the Contingent Shares pursuant to the Purchase Agreement; provided, however, that Article III shall survive any termination hereof.

6.2 Severability. If any provision of this Agreement shall be determined to be illegal and unenforceable by any court of law, the remaining provisions shall be severable and enforceable in accordance with their terms.

6.3 Remedies. In the event of actual or potential breach by the Company of any of its obligations under this Agreement, each Holder, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company agrees that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by it of any of the provisions of this Agreement and further agrees that, in the event of any action for specific performance in respect of such breach, it shall waive the defense that a remedy at law would be adequate.

6.4 Governing Law. This Agreement shall be governed by the internal laws of the State of Delaware, without giving effect to any choice or conflict of law principles or rules that would cause the application of the Laws of any other jurisdiction.

6.5 Submission to Jurisdiction; Consent to Service of Process.

(a)

The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and, if the Court of Chancery of the State of Delaware is unable to establish jurisdiction over any such claim, then any other federal or state court located within the State of Delaware, over all claims, and each party hereby irrevocably agrees that all claims may be heard and determined in such courts. The parties hereby irrevocably and unconditionally waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such claim brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(b)

Each of the parties hereto hereby consents to process being served by any party to this Agreement by the delivery of a copy thereof in accordance with the provisions of Section 6.9. Nothing in this Agreement will affect the right of any party to serve process in any other manner permitted by Law.

6.6 Waiver of Jury Trial. THE PARTIES HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY AGAINST ANOTHER IN ANY MATTER WHATSOEVER ARISING OUT OF OR IN RELATION TO OR IN CONNECTION WITH THIS AGREEMENT. FURTHER, NOTHING HEREIN SHALL DIVEST A COURT OF COMPETENT JURISDICTION OF THE RIGHT AND POWER TO GRANT A TEMPORARY RESTRAINING ORDER, TO GRANT TEMPORARY INJUNCTIVE RELIEF, OR TO COMPEL SPECIFIC PERFORMANCE OF ANY DECISION OF AN ARBITRAL TRIBUNAL MADE PURSUANT TO THIS PROVISION.

6.7 Adjustments Affecting Registrable Securities. The provisions of this Agreement shall apply to any and all shares of capital stock of the Company or any successor or assignee of the Company (whether by merger, consolidation, sale of assets or otherwise) that may be issued in respect of, in exchange for or in substitution for the Registrable Securities, by reason of any stock dividend, split, reverse split, combination, recapitalization, reclassification, merger, consolidation or otherwise in such a manner and with such appropriate adjustments as to reflect the intent and meaning of the provisions hereof and so that the rights, privileges, duties and obligations hereunder shall continue with respect to the capital stock of the Company as so changed.

6.8 Binding Effects; Benefits of Agreement. This Agreement shall be binding upon and inure to the benefit of the Company and its successors and assigns and each Holder and its successors and assigns. Except as provided in Article V, neither this Agreement nor any of the rights, benefits or obligations hereunder may be assigned or transferred, by operation of law or otherwise, by any Holder without the prior written consent of the Company.

6.9 Notices. All notices or other communications that are required or permitted hereunder shall be in writing and shall be deemed to have been given if (i) personally delivered, (ii) sent by nationally recognized overnight courier, (iii) sent by registered or certified mail, postage prepaid, return receipt requested or (iv) email, addressed as follows:

(a)	If to the Company, to:

Bakkt Holdings, Inc.

10000 Avalon Boulevard, Suite 1000

Alpharetta, Georgia 30009

Attention: General Counsel

Email: legal-notices@bakkt.com

with copies to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati, Professional Corporation

900 S Capital of Texas Hwy

Las Cimas IV, Fifth Floor

Austin, Texas 78746

Attention: J. Matthew Lyons

Email: mlyons@wsgr.com

(b)	If to Investor, to

Apex Fintech Solutions Inc.

c/o PEAK6 Investments LLC

141 W. Jackson Blvd., Suite 500

Chicago, Illinois 60604

Attention: Rachel Saunders

Email: [***]

with copies to (which shall not constitute notice):

Sidley Austin LLP

2021 McKinney Ave #2000

Dallas, Texas 75201

United States of America

Attention: Chris Abbinante; Ryan Scofield

Email: cabbinante@sidley.com; rscofield@sidley.com

or to such other address as the party to whom notice is to be given may have furnished to such other party in writing in accordance herewith. Any such communication shall be deemed to have been received (i) when delivered, if personally delivered, (ii) on the date sent if delivered by e-mail on a Business Day, or if not sent on a Business Day, on the first Business Day thereafter, (iii) the next Business Day after delivery, if sent by nationally recognized overnight courier, and (iv) on the third (3rd) Business Day following the date on which the piece of mail containing such communication is posted, if sent by first-class mail.

6.10 Modification; Waiver. This Agreement may be amended, modified or supplemented only by a written instrument duly executed by the Company and Investor. No course of dealing between the Company and the Holders (or any of them) or any delay in exercising any rights hereunder will operate as a waiver of any rights of any party to this Agreement. The failure of any party to enforce any of the provisions of this Agreement will in no way be construed as a waiver of such provisions and will not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

6.11 Entire Agreement. Except as otherwise expressly provided herein, this Agreement constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings of the parties in connection therewith.

6.12 Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts taken together shall constitute but one agreement.

[signature page follows]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed by its undersigned duly authorized representative as of the date first written above.

BAKKT HOLDINGS, INC.

By:
Name:
Title:

APEX FINTECH SOLUTIONS INC.

By:
Name:
Title:

Signature Page to Registration Rights Agreement

EXHIBIT E

RELEASE

E-1

EXHIBIT F

TRANSITION SERVICES AGREEMENT

EXHIBIT F

TRANSITION SERVICES AGREEMENT

by and between

BAKKT MARKETPLACE, LLC

and

APEX FINTECH SOLUTIONS INC.

Dated as of __________

TRANSITION SERVICES AGREEMENT, dated as of __________ (as it may be amended, supplement or otherwise modified from time to time in accordance with the terms hereof, this “Agreement”), among BAKKT MARKETPLACE, LLC, a Virginia limited liability company (“Purchaser”) and APEX FINTECH SOLUTIONS INC., a Delaware corporation (“Seller”).

W I T N E S E T H:

WHEREAS, pursuant to, and subject to the terms and conditions of, the Membership Interest Purchase Agreement, dated as of November 2, 2022 (the “Purchase Agreement”), by and among Seller, Purchaser, Bakkt Holdings, Inc., a Delaware corporation, and Apex Crypto LLC, a Delaware limited liability company (the “Company”), Seller has agreed to sell to Purchaser, and Purchaser has agreed to purchase from Seller, all of the outstanding membership interests of the Company (the “Transaction”); and

WHEREAS, following the consummation of the Transaction, Purchaser desires to purchase from Seller, and Seller is willing to provide, or cause one or more of its Affiliates to provide, to Purchaser or one or more of its Affiliates, transition services on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and promises contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

SECTION 1. Definitions; Interpretations.

(a) Definitions Generally. Defined terms in this Agreement, including in the Annexes to this Agreement, which may be identified by the capitalization of the first letter of each principal word thereof, have the meanings assigned to them in this Agreement. Capitalized terms used but not defined in this Agreement shall have the meanings assigned to them in the Purchase Agreement.

(b) Interpretation Generally. Unless the express context otherwise requires:

(i) The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” that are used in this Agreement refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires;

(ii) references herein to a specific Section or Annex shall refer, respectively, to, Sections or Annexes of this Agreement;

(iii) the word “including” or any variation thereof means (unless the context of its usage otherwise requires) “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it;

(iv) any reference to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa;

(v) the word “or” shall be construed in the inclusive sense of “and/or” unless otherwise specified;

(vi) each reference to “days” shall be to calendar days;

(vii) a reference to any legislation or to any provision of any legislation shall include any amendment thereto, and any modification or re-enactment thereof, any legislative provision substituted therefor, and all regulations and statutory instruments issued thereunder or pursuant thereto;

(viii) a reference to any Contract or to any provision of any Contract shall include any amendment, modification or supplement thereto from time to time; and

(ix) accounting terms which are not otherwise defined in this Agreement or any Annex hereto shall have the meanings consistent with the Accounting Methodology pursuant to the Purchase Agreement and, if not defined in the Purchase Agreement, shall have the meanings given to them under GAAP.

SECTION 2. Transition Services.

(a) During the Term (as defined below), Seller shall provide, or shall cause one or more of its Affiliates, its or their respective employees or subcontractors (collectively, the “Service Parties”) to provide, to Purchaser or one or more of its Affiliates (which, for the avoidance of doubt, includes the Company) the services set forth on Annex A, the Key Personnel Services (as defined below), and any Additional Services (as defined below) (collectively, the “Services”), in the manner and at a level of service and with a level of care, scope, manner, content, skill, and quality substantially equivalent to the levels with which such Services were provided or otherwise made available by Seller in the operation of the Business (as defined below) immediately prior to the date of this Agreement (taking into account that Seller may provide the Services, other than the Key Personnel Services (subject to Section 24(b) below regarding Replacement Key Personnel), using different employees than those who provided the Services to the Company immediately prior to the date of this Agreement), but in no event less than reasonable care. Notwithstanding the foregoing, the Services shall be provided in a good and workmanlike manner by qualified personnel and in accordance with accepted industry standards and practices, and applicable laws and regulations. Seller (x) shall not be liable under this Agreement and (y) will be relieved from its obligations under this Agreement to provide (or cause to be provided) or make available the Services, or for the nature, quality or standard of care at which the Services are provided, in each case (x) or (y) to the extent (i) such failure, nature, quality or standard of care was the result of Purchaser’s or any of its Affiliates’ operations, systems, acts or omissions (including any breach of this Agreement) or (ii) such Services, or the provision thereof or any particular nature, quality or standard of care at which such Services are to be provided is or are prohibited by applicable Law. Purchaser shall (A) use the Services for substantially the same purposes and in substantially the same manner (taking into account changes associated with the separation of the Services from Seller’s environment and migration to Purchaser’s environment) as the Business used such Services prior to the date of this Agreement, (B) comply with any express conditions or requirements imposed on it under and consistent with the terms of this Agreement in relation to any Service or as specified in Annex A, and (C) not utilize or employ any Service in breach of any applicable Law. Subject to Section 9, Seller shall be required to provide, or cause other Service Parties to provide, the Services only to Purchaser or its Affiliates in connection with the conduct of the business as conducted prior to the date of this Agreement (the “Business”) and not any other business of Purchaser or Purchaser’s Affiliates. Purchaser and its Affiliates shall not resell any of the Services to any person or entity whatsoever or permit the use of the Services by any person or entity other than by (i) Purchaser, (ii) Purchaser’s Affiliates or (iii) solely to the extent such Services by their very nature entail interfacing with third parties (including, without limitation, customers and end users of the Company Products, as such term is defined in the Purchase Agreement), such third parties, in each case of clauses (i), (ii) and (iii) in connection with the conduct of the Business in the ordinary course consistent with past practice. The parties’ duties, obligations and responsibilities under this Agreement relate solely to the provision of Services, are solely those expressly set out in this Agreement and do not encompass any other duties, obligations or responsibilities and do not apply to any other endeavors. The parties acknowledge this Agreement is a transition agreement and that all the steps involved in separating Services from Seller’s environment and migrating them to Purchaser’s environment are not specifically laid out in Annex A and consequently the TSA Coordinators will address the particulars in implementing a migration plan or efforts after Closing.

(b) During the Term, Purchaser or Seller may identify additional services that Seller and/or its Affiliates may provide to Purchaser and/or its Affiliates in accordance with the terms of this Agreement (the “Additional Services”). Upon reasonable request by Purchaser, Seller agrees to consider in good faith providing additional services that Seller and/or its Affiliates had historically provided to the Business prior to the Closing that are reasonably needed to successfully transition the Business (e.g., services that had been overlooked in planning and not included in Annex A as of Closing). The parties shall amend Annex A in writing to include such Additional Services agreed to by Seller.

(c) In the event Seller fails to supply any Services, Purchaser may, in its sole discretion, acquire such services from any substitute source, with a reduction in any amounts otherwise due hereunder to Seller for the Service that Seller failed to supply.

(d) Purchaser acknowledges that Service Parties may be providing similar services, or services that involve the same resources as those used to provide the Services, to their respective internal organizations, Affiliates and to third parties and the provision of such similar services shall in no way be deemed to be a breach of Seller’s obligations hereunder (subject to Seller fulfilling its obligations under Section 2(a) and Section 2(b) hereof). Seller may, in its sole discretion, suspend the provision of the Services (or any part thereof) from time to time solely to the extent required to enable it to perform routine or emergency maintenance to those parts or components of information technology systems or other assets of any applicable Service Provider required to provide the Services, subject to Seller providing reasonable advance notice, to the extent suspension is reasonably anticipated in advance.

SECTION 3. Access; Books and Records. The Services are to be performed by, or on behalf of, Seller from its principal office, or, in its sole discretion, any other location; provided, that, in order to enable the provision of the Services by or on behalf of Seller, Seller may request access to the facilities, personnel, assets, books and records of the Business, Seller or any of its applicable Affiliates, in order to fulfill its obligations under this Agreement which may be granted by Purchaser in its sole discretion. Seller shall not be liable for any impairment of any Service to the extent caused by it (or any Service Party) not receiving information, materials or access pursuant to this Section 3, either timely or at all, or by its receiving inaccurate or incomplete information from Purchaser (or its applicable Affiliate). In addition to the foregoing, each party shall make available on a timely basis to the other party and its auditors the information and materials as may be reasonably requested in connection with SEC, New York Stock Exchange (“NYSE”) and other reasonable financial and tax reporting obligations and the resolution of any billing or service level disputes. Upon the request of Purchaser or its auditor, Seller shall provide, at Purchaser’s expense, reasonable transactional details (e.g., reports listing each sales transaction, or each payment/expense transaction on the cost side) and reasonable supporting calculations (e.g., for accruals) to determine completeness and accuracy of the information presented in any NYSE, SEC, or other reasonable financial or tax reporting or reconciliation statements; provided, however, that such transactional detail and supporting calculations are consistent with the transactional detail and supporting calculations prepared by Seller as of the date hereof or can be prepared by Seller without significant effort or cost.

SECTION 4. Payment.

(a) For each category of Services rendered under this Agreement as set forth on Annex A (each, a “Category”), Purchaser shall pay to Seller the fees set forth in Annex A (the “Fees”) in accordance with the terms of this Agreement. For any Additional Services to be provided by Seller pursuant to Section 2(b) of this Agreement, the Fees payable by Purchaser to Seller for such Additional Services shall be agreed upon after good faith negotiations between the parties and Annex A shall be amended to reflect the Fees for such Additional Services. In addition, Purchaser shall pay to Seller all reasonable out-of-pocket costs and expenses (including all reasonable travel expenses, and all value added, sales, use, occupation, excise, or other similar taxes levied or assessed on any Service Party hereunder or related to the provision of the Services hereunder (collectively, the “Expenses”); provided, however, that Purchaser shall pre-approve in writing any Expenses that in the aggregate exceed an amount equal to $5,000.

(b) The Fees and Expenses due to Seller under this Agreement may be deducted from any amounts collected by any Service Party on behalf of Purchaser or its Affiliates. No later than the 15th day of each month (or, if such day is not a Business Day, the next Business Day) and the last Business Day of each month, Seller shall deliver to Purchaser an invoice (an “Invoice”) setting forth the net amount of Fees and Expenses payable to Seller for the immediately preceding month, reflecting any offset pursuant to the foregoing sentence. Any undisputed amounts set forth on the Invoice as owed by Purchaser to Seller are due to be paid within 30 days after Purchaser’s receipt of such Invoice (the date such a payment is due, a “Payment Date”). All payments required to be paid under this Section 4 shall be paid by wire transfer in immediately available funds to one or more accounts designated in writing by Seller.

(c) Purchaser and Seller shall work together in good faith to resolve any disputes relating to any Invoice within 10 days after Purchaser’s receipt of such Invoice. Notwithstanding any such dispute, Purchaser shall pay to Seller, on the Payment Date that portion of the amount set forth on the Invoice as to which Purchaser does not disagree. Further, both during the Term and following the expiration or termination of this Agreement, each party shall (i) cooperate in good faith with respect to the Invoices and payments due hereunder, including regular communication and information sharing in order to settle all open matters relating to same; and (ii) promptly remit or deliver to the other party any payments or notices received by such party from third parties relating to or for the benefit of such other party.

(d) The Fees are exclusive of any taxes, duties, excises, tariffs, fees, assessments or levies now or hereinafter imposed on the performance or delivery of Services. Purchaser shall be responsible for and pay to Seller any federal, state or local sales, VAT, consumption, transfer, or other similar taxes imposed with respect to the payments due to Seller hereunder (other than taxes on Seller’s income and similar taxes with respect thereto). Seller will provide Purchaser supporting documents to substantiate the taxes to be paid by Purchaser. Seller and Purchaser shall reasonably cooperate to minimize any taxes which are or become the subject of this Section.

SECTION 5. Term. The term of this Agreement (the “Term”) shall commence on the Closing Date and shall continue for a period ending upon the expiration or termination of the last Category Term (as defined below) to expire or terminate, and the term for specific categories shall be as set forth in Annex A hereto (each, a “Category Term”). Purchaser and Seller may agree to extend the Category Term for one or more Categories of Services. Notwithstanding the foregoing, Purchaser shall use its reasonable best efforts to cease using all Services under this Agreement as soon as reasonably practicable following the Closing Date.

SECTION 6. Partial Termination; Termination.

(a) Purchaser may terminate any individual Service, Category of Services, or portion of a Service that is included as a line item in Annex A (“Subservice”) upon 15 days’ prior written notice to Seller; provided, however, that Purchaser shall not terminate (i) the Key Personnel Services prior to the expiration of the duration set forth on Annex A without the prior written consent of Seller and (ii) the Services under the heading “NFT Services” on Annex A with fewer than 30 days’ prior written notice to Seller. After Purchaser has terminated any of the Services, Category of Services or Subservice, Purchaser shall not be permitted to request that such Service, Category of Services, or Subservice be resumed pursuant to this Agreement and Purchaser will only be liable for the applicable Fee for such Service, Category of Services, or Subservice accruing through the effective date of such termination and will thereafter no longer be obligated to pay for such Service, Category of Services, or Subservice.

(b) This Agreement, in its entirety, may be terminated prior to the expiration of the Term, upon written notice as set forth below:

(i) by Seller, if Purchaser fails to pay any Fees within 15 days following notice from Seller of a missed Payment Date, unless the unpaid amount is subject to an ongoing bona fide, good faith dispute between the parties;

(ii) by Seller or Purchaser if the other commits a material breach of any provision of this Agreement and such breach continues for a period of 30 days following receipt of a written request to cure such breach;

(iii) by Seller or Purchaser if the other files, or has filed against it, a petition for voluntary or involuntary bankruptcy or pursuant to any other insolvency law or makes or seeks to make a general assignment for the benefit of its creditors or applies for or consents to the appointment of a trustee, receiver or custodian for it or a substantial part of its property; or

(iv) by Purchaser upon 30 days’ written notice to Seller.

(c) The termination of this Agreement however caused, shall be without prejudice to any obligations or rights of the parties which may have accrued before such termination and shall not affect any provision of this Agreement which is expressly or by implication intended to come into effect on, or to continue in effect after, such termination. Notwithstanding the termination of this Agreement, upon any termination of this Agreement, (a) the applicable receiving party shall promptly return to the applicable disclosing party or destroy (with written confirmation of any such destruction) all of the disclosing party’s confidential information in tangible form (if any) in the possession of the receiving party or its employees, contractors or Affiliates and, to the extent feasible, permanently erase all such confidential information in electronic form (subject to receiving party’s standard document retention and automated back-up policies and procedures and (b) Seller will have no further obligation to provide (or cause to be provided) the Services.

SECTION 7. Consequential and Other Damages. EXCEPT FOR EITHER PARTY’S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT, NEITHER SELLER NOR PURCHASER OR ANY OF THEIR RESPECTIVE AFFILIATES SHALL BE LIABLE, WHETHER IN CONTRACT, IN TORT (INCLUDING NEGLIGENCE AND STRICT LIABILITY), OR OTHERWISE, FOR ANY SPECIAL, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES WHATSOEVER, WHICH IN ANY WAY ARISE OUT OF, RELATE TO, OR ARE A CONSEQUENCE OF, ITS PERFORMANCE OR NONPERFORMANCE HEREUNDER, OR THE PROVISION OF OR FAILURE TO PROVIDE ANY OF THE SERVICES HEREUNDER.

SECTION 8. Indemnification.

(a) Purchaser hereby agrees to indemnify and hold harmless Seller, each Service Party, and each of their respective Affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives (the “Seller Indemnitees”) from and against any and all claims, losses, damages, liabilities, obligations or expenses, including reasonable legal fees and expenses (collectively, “Losses”), to the extent arising or resulting from the gross negligence or willful misconduct of Purchaser.

(b) Without limiting Section 8(a) hereof, Seller hereby agrees to indemnify and hold harmless Purchaser and each of its Affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives (the “Purchaser Indemnitees”) from and against any and all Losses to the extent arising or resulting from (i) the gross negligence or willful misconduct of Seller or Seller personnel or (ii) Seller’s failure to provide the Services in accordance with the performance standard set forth in Section 2(a).

(c) If a Seller Indemnitee or Purchaser Indemnitee (the “Indemnified Party”) receives written notice of the commencement of any action or proceeding, the assertion of any claim by a third-party or the imposition of any penalty or assessment for which indemnity may be sought under this Section 8 (in the case of claims by third-parties, a “Third Party Claim”), and the Indemnified Party intends to seek indemnity pursuant to this Section 8, the Indemnified Party shall promptly provide the other party (the “Indemnifying Party”) with written notice thereof; provided, however, that the Indemnified Party’s failure to give such prompt notice does not relieve Indemnifying Party of its indemnification obligations except to the extent the Indemnifying Party is prejudiced by such failure. The Indemnifying Party shall be entitled to participate in or, at its option, assume the defense, appeal or settlement of any applicable Third Party Claim. If the Indemnifying Party assumes the defense, appeal or settlement of such Third Party Claim, such defense, appeal or settlement shall be conducted through counsel selected by the Indemnifying Party and the Indemnified Party shall fully cooperate with the Indemnifying Party in connection therewith. The Indemnifying Party shall not file any papers or consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim that it has assumed the defense, appeal or settlement of without the prior written consent of the Indemnified Party (unless such settlement does not impose any obligations on the Indemnified Party, requires no admission of liability by or on behalf of the Indemnified Party and includes a full release of claims against the Indemnified Party and a customary confidentiality provision obligating the third party to keep such Third Party Claim and the settlement thereof confidential). Any defense, appeal or settlement to any Third Party Claim shall be treated as Confidential Material (as defined below) and may not be disclosed by the Indemnifying Party without the prior written consent of the Indemnified Party.

(d) Nothing contained herein shall be deemed to be a limitation on any remedies that may be available to any party under the Purchase Agreement.

(e) Except as expressly set forth in this Agreement to the contrary, Seller makes no representations or warranties of any kind, express or implied, with respect to the Services (or the provision thereof), including the implied warranties of merchantability, fitness for a particular purpose and noninfringement, all of which are specifically disclaimed, to the extent permitted by applicable law. Further, Seller makes no representations or warranties as to the quality, suitability or adequacy of the Services for any purpose or use.

(f) Seller shall not have any liability, in contract, tort or otherwise, for or in connection with any Services rendered or to be rendered pursuant to this Agreement or the transactions contemplated by this Agreement, except to the extent set forth in this Section 8, which, other than with respect to specific performance under Section 27, shall be the sole and exclusive remedy for any and all claims against Seller arising under, out of or related to, this Agreement.

(g) Except for either party’s gross negligence or willful misconduct, the aggregate liability of each party under this Agreement shall not exceed an amount equal to the sum of the total amounts of Fees (other than Fees in respect of the NFT services) actually paid or owed by (or on behalf of) Purchaser to Seller hereunder.

SECTION 9. Assignment. This Agreement shall be binding upon and inure to the benefit of each of the parties hereto and their respective successors and permitted assigns. No party hereto shall have the right to assign or delegate its rights or duties hereunder, in whole or in part, without the prior written consent of (a) Purchaser, in the event of an assignment or delegation by Seller or (b) Seller, in the event of any assignment or delegation by Purchaser; provided, that, either party may assign or delegate its rights and duties hereunder to a successor without the consent of any other party.

SECTION 10. No Third Party Beneficiaries. Except as provided in Section 8 (with respect to Purchaser Indemnitees and Seller Indemnitees) and Section 28 (with respect to Nonparty Affiliates), this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person, other than the parties hereto and such assigns, any legal or equitable rights.

SECTION 11. Notices. All notices, requests, permissions, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when given in accordance with the provisions of Section 11.5 of the Purchase Agreement.

SECTION 12. Headings. The provision of a table of contents, the division of this Agreement into sections, and other subdivisions, and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. Unless otherwise specified, all references in this Agreement to any “Section” or other subdivision are to the corresponding section or subdivision of this Agreement.

SECTION 13. Counterparts. This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or other agreed format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

SECTION 14. Entire Agreement. This Agreement, including the Annexes hereto, and the Related Documents, contain the entire understanding of the parties hereto with respect to the subject matter contained herein and therein. This Agreement supersedes all prior and contemporaneous agreements, arrangements, contracts, discussions, negotiations, undertakings, and understandings (including any letters of intent or term sheets), whether written or oral, among the parties with respect to such subject matter (other than, for the avoidance of doubt, the Confidentiality Agreement and the Related Documents) or any prior course of dealings. The parties hereto have voluntarily agreed to define their rights, liabilities, and obligations respecting the Transactions exclusively in contract pursuant to the express terms and conditions of this Agreement and the Related Documents, and the parties hereto expressly disclaim that they are owed any duties or entitled to any remedies not expressly set forth in this Agreement and the Related Documents. Furthermore, the parties each hereby acknowledge that this Agreement and the Related Documents embody the justifiable expectations of sophisticated parties derived from arm’s-length negotiations, and all parties to this Agreement and the Related Documents specifically acknowledge that no party has any special relationship with another party that would justify any expectation beyond that of an ordinary purchaser and an ordinary seller in an arm’s-length transaction. The sole and exclusive remedies for any Related Claims shall be those remedies available at law or in equity for breach of contract only (as such contractual remedies have been further limited or excluded pursuant to the express terms of this Agreement); and the parties hereby agree that neither party hereto shall have any remedies or cause of action (whether in contract or in tort or otherwise) of any statements, communications, disclosures, failures to disclose, representations, or warranties not set forth in this Agreement.

SECTION 15. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any Law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, in whole or in part, such term or provision is hereby deemed modified to give effect to the original written intent of the parties to the greatest extent consistent with being valid and enforceable under applicable Law. No party hereto shall assert, and each party shall cause its respective Affiliates or related parties not to assert, that this Agreement or any part hereof is invalid, illegal, or unenforceable.

SECTION 16. Governing Law; Submission to Jurisdiction; Selection of Forum. This Agreement and all Related Claims shall be governed by the internal laws of the State of Delaware, without giving effect to any choice or conflict of law principles or rules that would cause the application of the Laws of any other jurisdiction.

SECTION 17. Submission to Jurisdiction; Consent to Service of Process. The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and, if the Court of Chancery of the State of Delaware is unable to establish jurisdiction over any such Related Claim, then any other federal or state court located within the State of Delaware, over all Related Claims, and each party hereby irrevocably agrees that all Related Claims may be heard and determined in such courts. The parties hereby irrevocably and unconditionally waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such Related Claim brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the parties hereto hereby consents to process being served by any party to this Agreement in any Related Claim by the delivery of a copy thereof in accordance with the provisions of Section 11.5 of the Purchase Agreement, along with a notification that service of process is being served in conformance with this Section 17. Nothing in this Agreement will affect the right of any party to serve process in any other manner permitted by Law.

SECTION 18. WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT, THE RELATED DOCUMENTS, OR ANY RELATED CLAIMS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY EXPRESSLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING OR RELATED CLAIM BROUGHT BY OR AGAINST IT, DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY RELATED CLAIMS. EACH PARTY ACKNOWLEDGES AND AGREES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR

OTHERWISE, THAT SUCH OTHER PARTY WOULD, IN THE EVENT OF LITIGATION, SEEK TO PREVENT OR DELAY ENFORCEMENT OF SUCH WAIVER; (II) IT MAKES SUCH WAIVER VOLUNTARILY, AND (III) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 18.

SECTION 19. Amendment; Waiver. This Agreement may be amended, supplemented or changed only by a written instrument making specific reference to this Agreement executed by each party hereto, and any provision of this Agreement can be waived, only by a written instrument making specific reference to this Agreement executed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought. The waiver by any party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising any right, power, or remedy hereunder shall operate as a waiver thereof, nor shall a single or partial exercise of such right, power, or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

SECTION 20. Independent Contractor. At all times during the Term, Seller shall be an independent contractor in providing the Services hereunder with the sole right to supervise, manage, operate, control and direct the performance of the Services and the sole obligation to employ, compensate and manage its employees, subcontractors and business affairs. Nothing contained in this Agreement shall be deemed or construed to create a partnership or joint venture, to create the relationships of employee/employer or principal/agent, or otherwise create any liability or duty whatsoever of any party with respect to the indebtedness, liabilities, obligations or actions of the other party or any of its respective officers, directors, employees, stockholders, agents or representatives, or any other person or entity.

SECTION 21. Survival. Section 1, Section 4, Section 6(c) and Sections 7 through 26, shall survive the expiration or earlier termination of this Agreement for any reason whatsoever.

SECTION 22. Force Majeure. Seller shall not be in default hereunder by reason of any failure or delay in the performance of its obligations hereunder where such failure or delay is due to any cause beyond its control, including strikes, labor disputes, civil disturbances, riot, rebellion, invasion, epidemic, hostilities, pandemic, public health emergency, war, terrorism, embargo, natural disaster, acts of God, flood, fire, power failures, sabotage, accident, delay in transportation, loss and destruction of property, intervention by Governmental Authorities, change in laws, regulations or orders, other events or any other circumstances or causes beyond Seller’s control. Upon the occurrence of any such event which results in, or will result in, delay or failure to perform according to the terms of this Agreement, Seller shall give prompt written notice to Purchaser of such occurrence and the effect or anticipated effect of such occurrence. If, by reason of any such event, Seller is excused from performance, then to the extent the Services are not provided to Purchaser in the manner or at the times required hereunder, Purchaser may obtain the same or similar Services from other sources without liability or obligation for payment to Seller for the provision of such Services to Purchaser. Seller shall make all reasonable efforts to remove such disability and to recommence performing the affected Service as soon as reasonably practicable.

SECTION 23. Confidentiality; Intellectual Property Rights.

(a) In connection with the Services, each party shall (and shall use commercially reasonable efforts to ensure that its employees, agents and subcontractors) comply with its own policies, procedures and applicable regulations relating to confidentiality, continuity of business and computer and network security measures, including any encryption policies and procedures established by such party when accessing its computer systems.

(b) Each party shall keep confidential and shall not make available or disclose any non-public information or material of the other party or its Affiliates that is or has been (i) disclosed or made available by such other party or its Affiliates under or in connection with this Agreement, whether orally, electronically, in writing or otherwise, including copies, or (ii) learned, acquired, or generated by the other party in connection with this Agreement (collectively, “Confidential Material”) to any Person, or, other than for purposes of providing or receiving the Services, make or permit any use of such Confidential Material without the prior written consent of the other party. Notwithstanding the foregoing, Confidential Material may be disclosed on an as needed basis to personnel, subcontractors, agents or advisors of either party, in each case that are subject to confidentiality restrictions as protective as those in this Agreement, as necessary for the purpose of fulfilling such party’s obligations under this Agreement. Notwithstanding anything to the contrary herein, information or material relating to (x) the Company (including without limitation operations, personnel, products, and compliance) or (y) the Work Product, is solely the Confidential Material of Purchaser (such information described in (x) or (y) “Purchaser Information”). Each party shall take all reasonable steps to ensure that any such Confidential Material disclosed to any such person in accordance with this Section 23(b) is treated as confidential by such person and the party disclosing Confidential Material to such persons shall be responsible for any breach by such persons of the confidentiality requirements under this Section 23. Each party may, subject to the immediately following sentence, make such disclosures as are required to comply with any applicable Law. As and to the extent permitted under applicable Law, in the event that a party (or any Affiliate thereof) is requested, compelled or required by Law (or by deposition, interrogatory, or other discovery device) to disclose any other party’s or Person’s Confidential Material, such party will (to the extent legally permitted and practicable) provide the other party with prompt written notice of such request so that such other party may immediately seek, prior to disclosure, at such party’s sole expense, a protective order or other appropriate remedy or waive its compliance with the terms hereof. To the extent such protective order is not granted or if otherwise pursuant to applicable Law, such party is required to disclose such Confidential Material, including under pain of liability for contempt, other censure or penalty, such party may disclose that portion of such Confidential Material that such party is so required to disclose without liability hereunder. The provisions of this Section 23 will survive for two years after the end of the Term, except that each party’s confidentiality obligations with respect to any Trade Secret of the other party it retains shall survive for as long as such party retains such Trade Secret. The provisions of this Section 23(b) shall not apply to any Confidential Material which: (1) is or becomes generally available to, or known by the public other than by breach of this Agreement by the receiving party; (2) except with respect to Purchaser Information, was known to the receiving party without the obligation of confidentiality prior to being disclosed by the disclosing party to the receiving party, (3) is obtained from a third party who is lawfully authorized to disclose such information free from any obligation of confidentiality; (4) is independently developed without reference to any Confidential Material; or (5) is disclosed or used with the prior written approval of the disclosing party.

(c) Each party acknowledges its obligation to use good faith efforts to provide resources and information as reasonably required to help with the migration of services from Seller’s operations to Purchaser’s operations. The parties will cooperate in the measurement, monitoring and reporting of service levels and achievement of work transfer milestones for informational purposes and will use good faith efforts to promptly address any issues relating to its failure to meet any service level, work or knowledge transfer issues.

(d) Purchaser agrees and acknowledges that, except as set forth in Section 24, any and all copyrights, trademarks, patents, Trade Secrets, know-how and other intellectual property rights (“IP Rights”) owned by any Service Party or any of its Affiliates and used in connection with the provision of the Services rendered hereunder are and shall remain the property of the applicable Service Party or its applicable Affiliate and, notwithstanding anything to the contrary under this Agreement, neither Purchaser nor any of its Affiliates is granted a license or any right to use any IP Right belonging to any Service Party or any of its Affiliates unless otherwise set forth in the Purchase Agreement. Purchaser hereby grants to Seller a world-wide, royalty-free, non-transferable (but sub-licensable to a Service Party) license to use solely pursuant to providing the Services to Purchaser, for so long as any Services are provided hereunder, any IP Rights that Purchaser owns or has a license to use and which are necessary for the provision of the Services hereunder. Upon the termination of this Agreement, Seller shall have no right to any of Purchaser’s IP Rights unless otherwise set forth in the Purchase Agreement.

SECTION 24. Key Personnel Services

(a) Notwithstanding anything to the contrary herein, the terms of this Section 24 will control with respect to the Key Personnel Services (as defined below) provided by Key Personnel (as defined below).

(b) Seller will, or will cause a Seller Affiliate to, use reasonable best efforts to continue to employ Rachel Saunders and Colleen Rozanski (the “Key Personnel”) for the periods set forth in Annex A to provide the respective services described in Annex A to Purchaser and its Affiliates on a full-time basis (the “Key Personnel Services”), subject to Purchaser’s continued satisfaction of its obligation to pay for such Key Personnel Services at the rates contained in Annex A. During the Term, neither Seller nor its Affiliates shall terminate the employment of any Key Personnel other than for cause without the prior written consent of an authorized representative of Purchaser; provided, however, that Seller shall not be liable under this Agreement in the event that any Key Personnel unilaterally terminates her employment with Seller. Notwithstanding the foregoing, if any Key Personnel’s employment is terminated during the Term, Seller will use reasonable best efforts to hire, engage, or otherwise provide a replacement for such Key Personnel that is reasonably satisfactory to Purchaser (“Replacement Key Personnel”), and such Replacement Key Personnel shall provide Key Personnel Services for the remainder of the time period set forth above in this subsection. Neither Seller nor its Affiliates will reduce any aspect of the compensation or benefits (other than across-the-board reductions to compensation or employee benefits applicable to similarly situated employees of Seller to its Affiliates) of the Key Personnel without the prior written consent of an authorized representative of Purchaser. Except as set forth in this Section 24(b), Key Personnel Services may only be provided by Key Personnel or Replacement Key Personnel.

(c) Provided that Purchaser provides prompt notice to Seller upon receiving any complaint (whether written or oral, formal or information) from any Key Personnel, Replacement Key Personnel, or Service Party regarding allegations of or potential violation of any applicable Law relating to the employment of such individual, or upon learning of a violation of such law in the absence of any complaint, Seller and its Affiliates will be solely responsible for compliance with all applicable Laws relating to the employment of the Key Personnel and Replacement Key Personnel and other Service Parties and administrating the employment and engagement of such Key Personnel, Replacement Key Personnel, and other Service Parties. This responsibility includes, without limitation: (i) the proper classification of the Key Personnel, Replacement Key Personnel, and other Service Parties as exempt or non-exempt employees under the Fair Labor Standards Act and applicable state Law, and the proper classification of the Key Personnel, Replacement Key Personnel, and other Service Parties as employees or independent contractors, (ii) complying with all applicable federal, state and local employment Laws, including but not limited to all applicable Laws relating to (A) wage and hour requirements (including minimum wage, overtime, meal and rest periods, proper and timely payment of wages, and other applicable requirements), (B) discrimination, harassment, retaliation, and all other applicable equal employment opportunity requirements (including the proper handling of any discrimination, harassment, and retaliation claims, requests for disability accommodation, and other such requirements, provided that Purchaser shall reasonably cooperate with any investigation necessary to properly assess such claims or requests, as applicable), and (C) proper maintenance of employment records; (iii) the proper provision of any other payments or benefits, statutory or otherwise, earned, incurred, or accrued by any Key Personnel, Replacement Key Personnel, and other Service Parties, and providing paid sick leave as required by applicable Law, and reimbursement to Key Personnel, Replacement Key Personnel, and other Service Parties of any expenses; (iv) the payment or withholding from the compensation and/or benefits under the provisions of any applicable Law, including but not limited to, income and Medicare taxes, worker’s compensation, insurance premiums, state and federal unemployment taxes, and employer’s share of Medicare taxes on behalf of all the Key Personnel, Replacement Key Personnel, and other Service Parties, and any other payments or withholdings required by local, state and federal Law with respect to Key Personnel, Replacement Key Personnel, and other Service Parties. For the avoidance of doubt, neither Purchaser nor any of its Affiliates will be considered employers, joint-employers, or co-employers of any Key Personnel, Replacement Key Personnel, or other Service Parties.

(d) Seller agrees, on behalf of Seller and Service Parties, that all right, title, and interest in and to any Work Product conceived, authored, developed or fixed in a tangible medium of expression by Key Personnel, solely or in collaboration with others, during the term of this Agreement and arising out of, or in connection with, performing the Key Personnel Services under this Agreement, and any copyright or other intellectual property rights relating to the Work Product, are the sole property of Purchaser. Seller, on behalf of Seller and Service Parties, hereby irrevocably assigns fully to Purchaser all right, title, and interest in and to the Work Product and any intellectual property rights relating to the Work Product. For the purposes of this Agreement, “Work Product” means all materials provided by Key Personnel to Purchaser, including, without limitation, any copyrightable material, notes, records, drawings, or designs. Seller agrees that if, in the course of performing Key Personnel Services, Key Personnel incorporate into any Work Product or utilize in the performance of any Key Personnel Services any pre-existing original works of authorship, concepts, or other proprietary information or intellectual property owned by Seller or Service Parties or in which Seller or Service Parties have an interest (“Pre-Existing Materials”), Seller hereby grants to Purchaser a nonexclusive, royalty-free, perpetual, irrevocable, transferable, worldwide license (with the right to grant and authorize sublicenses) to reproduce, distribute, modify, adapt, prepare derivative works of, display, perform, and otherwise exploit such Pre-Existing Materials without restriction. Seller, on behalf of Seller and Service Parties, agrees to assist Purchaser, at Seller’s expense, in every proper way to secure Purchaser’s rights in Work Product.

SECTION 25. Relationship Management.

(a) Purchaser and Seller shall each appoint individuals to have primary responsibility and oversight for each Category of Services under this Agreement. Such individuals shall be such party’s primary point of contact for such Category (each a “TSA Coordinator”). The initial TSA Coordinator on behalf of Purchaser for each and every Category will be [•], [•]. The initial TSA Coordinator on behalf of Seller for each Category will be set forth on Annex A next to such Category’s title. Each party may replace their TSA Coordinators by providing written notice thereof.

(b) The TSA Coordinators will hold meetings, from time to time, to discuss the performance of this Agreement within such TSA Coordinator’s Category and seek in good faith to resolve any disputes that may arise pertaining to the performance of Services within the applicable Category or otherwise with respect to this Agreement.

SECTION 26. Dispute Resolution.

(a) The parties shall negotiate all issues in good faith, with the intent of resolving issues between them in a mutually satisfactory manner. Other than claims for equitable relief and matters in which a party wrongfully terminates the provision of a critical Service, any dispute arising between the parties shall be subject first to the interim dispute resolution process set forth herein.

(b) Upon written notice received from one party alleging a dispute as to any duty or obligation pursuant to this Agreement, or applicable federal or state law, or due to acts or omissions of the other party, the TSA Coordinators for Seller and Purchaser shall within ten (10) business days of receipt of the notice meet, or arrange a meeting, to resolve the dispute.

(c) If the TSA Coordinators are unsuccessful in resolving the issue within ten (10) calendar days of the matter being referred to them, either party may elect to seek resolution of the dispute in accordance with Sections 4 and 17 herein. If resolution of the dispute occurs, the parties shall reduce such resolution to writing or amend the Agreement to include the resolution.

SECTION 27. Specific Performance. Each of the parties acknowledges and agrees that the other party would be damaged irreparably and suffer unreasonable hardship in the event that any term or provision of Section 23 is not performed in accordance with its specific terms or is otherwise breached or violated. Accordingly, each of the parties agrees that the other party will be entitled to an injunction or injunctions to prevent breaches or violations of Section 23 and to enforce specifically Section 23 in any claim instituted in any court specified in Section 17 in addition to any and all other rights and other remedies at law or in equity and all such rights and remedies will be cumulative. Each of the parties further agrees that, in the event of any action for specific performance in respect of such breach or violation, it will not assert the defense that a remedy at law would be adequate.

SECTION 28. Limitation on Recourse. Any claim or cause of action based upon, arising out of, or related to this Agreement or the matters addressed herein may be made only against (and are those solely of) the entities that are expressly identified as parties in the preamble to this Agreement (the “Contracting Parties”). No Person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, representative or assignee of, or any financial advisor or lender to, any Contracting Party, or any current, former or future director, officer, employee, contractor, subcontractor, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, representative or assignee of, or any financial advisor or lender to, any of the foregoing (collectively, “Nonparty Affiliates”), shall have any liability; and, to the maximum extent permitted by Law, each Contracting Party hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by Law, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at Law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise; and (b) each Contracting Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed or caused this Agreement to be executed as of the date first written above.

APEX FINTECH SOLUTIONS INC.

By:
Name:
Title:

BAKKT MARKETPLACE, LLC

By:
Name:
Title:

[Signature Page to Transition Services Agreement]

Annex A

[***]

EXHIBIT G

FORM OF CONTINGENT CONSIDERATION NOTE

EXHIBIT G

FOR PURPOSES OF SECTIONS 1272, 1273 AND 1275 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED, THIS PROMISSORY NOTE IS BEING ISSUED WITH ORIGINAL ISSUE DISCOUNT (“OID”). FOR INFORMATION REGARDING THIS PROMISSORY NOTE’S ISSUE PRICE, ISSUE DATE, AMOUNT OF OID AND YIELD TO MATURITY, THE HOLDER OF THIS PROMISSORY NOTE SHOULD CONTACT [CONTACT] AT [ADDRESS].

PROMISSORY NOTE

$_________	Alpharetta, Georgia
[Date]

Bakkt Opco Holdings, LLC, a Delaware limited liability company (“Issuer”) hereby promises to pay to the order of Apex Fintech Solutions Inc. (“Seller”), its successors and assigns, in lawful money of the United States of America, the lesser of [_] DOLLARS ($[_]) or the principal balance outstanding under this Promissory Note, together with accrued and unpaid interest thereon, at the rate or rates set forth below, on [_], 20[_] (the “Maturity Date”).1

The unpaid principal amount of this Promissory Note shall bear interest at a rate per annum equal to [_] percent ([_]%)2 calculated on the basis of a 365 day year and the actual number of days elapsed. Accrued interest on this Promissory Note shall be payable (a) annually in arrears on December 31, [year(s)]3, which amount shall be added to, and shall increase, the outstanding principal balance of this Promissory Note (and thereafter interest shall accrue thereon) and (b) quarterly in arrears after December 31, [year], which amount shall be paid in cash. If any interest is determined to be in excess of the then legal maximum rate, then (x) the interest rate shall be reduced to such legal maximum rate and (y) that portion of each interest payment representing an amount in excess of the then legal maximum rate shall be deemed a payment of principal and applied against the principal of the obligations evidenced by this Promissory Note, or, if such principal has been fully repaid, returned to Seller on demand.

This Promissory Note may be prepaid in whole or in part at any time, without premium or penalty. In the event that Issuer shall fail to pay when due (whether at maturity, by reason of acceleration or otherwise) any principal of or interest on this Promissory Note, then if such payment of principal or interest is not made within 5 days of the due date, Seller may declare all obligations (including without limitation, outstanding principal and accrued and unpaid interest thereon) under this Promissory Note to be immediately due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived.

The amounts due pursuant to this Promissory Note are hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all of the Issuer’s Senior Indebtedness. Seller subordinates to holders of Senior Indebtedness any security interest, mortgage, pledge, lien, claim, charge or other encumbrance with respect to property that Seller may have or in the future obtain in any property of the Issuer. Notwithstanding the respective dates of attachment or perfection of the security interest of Seller and the security interest of holders of Senior Indebtedness, the security interest of holders of

[1]	NTD: The Maturity Date shall be the date that is 30 months following the date of issuance of this Promissory Note.
[2]

NTD: Interest rate shall be fixed on the date of issuance of this Promissory Note at an amount equal to the Prime Rate in effect on the date of issuance of this Promissory Note, plus two percent (2.0%). “Prime Rate” means, at any time, the greater of (i) the rate of interest noted in The Wall Street Journal, Money Rates section, as the “Prime Rate”, and (ii) one percent (1.0%). In the event that The Wall Street Journal quotes more than one rate, or a range of rates, as the Prime Rate, then the Prime Rate shall mean the average of the quoted rates. In the event that The Wall Street Journal ceases to publish a Prime Rate, then the Prime Rate shall be the average of the prime rate specified by the three (3) largest U.S. money center commercial banks, as reasonably determined by Seller.

[3]	NTD: To be each December 31 between the date of issuance and the 18 month anniversary of the date of issuance.

Senior Indebtedness in the property of the Issuer shall at all times be prior to the security interest of Seller. The subordination and priorities set forth in this paragraph are expressly conditioned upon the nonavoidability and perfection of the security interest to which another security interest is subordinated, and if the security interest to which another security interest is subordinated is not perfected or is avoidable, for any reason, then the subordinations and relative priority provided for in this paragraph shall not be effective as to the particular property that is the subject of the unperfected or avoidable security interest. Seller will not demand or receive from the Issuer (and the Issuer will not pay to Seller) all or any part of the amounts due pursuant to this Promissory Note, by way of payment, prepayment, setoff, lawsuit or otherwise, nor will Seller exercise any remedy with respect to any collateral securing Senior Indebtedness, nor will Seller commence, or cause to commence, prosecute or participate in any administrative, legal or equitable action against the Issuer (other than any suit or action initiated or maintained to prevent the loss of a claim as a result of the running of any applicable statute of limitations or other similar restriction on claims or any proof of claim in any insolvency proceeding), for so long as any Senior Indebtedness remains outstanding, except to the extent such payment is expressly permitted pursuant to the terms of the Senior Indebtedness and would not result in a default or event of default thereunder. Notwithstanding the foregoing, the Seller shall be entitled to receive (i) any note, instrument or other evidence of indebtedness which may be issued by the Issuer in exchange for or in substitution of this Promissory Note, provided that such note, instrument or other evidence of indebtedness is subordinated to the Senior Indebtedness on the same terms and conditions as set forth in this paragraph and (ii) other payments consented to in writing by holders of Senior Indebtedness. Seller shall promptly deliver to holders of Senior Indebtedness in the form received (except for endorsement or assignment by Seller where required by holders of Senior Indebtedness), for application to the Senior Indebtedness, any payment, distribution, security or proceeds received by Seller with respect to the amounts due pursuant to this Promissory Note other than in accordance with this paragraph. In the event of the Issuer’s insolvency, reorganization or any case or proceeding under any bankruptcy or insolvency law or laws relating to the relief of debtors, the provisions of this paragraph shall remain in full force and effect, and except as otherwise permitted in this paragraph, the Senior Indebtedness shall be paid in full before any payment is made to Seller pursuant to this Promissory Note. This paragraph shall remain effective for so long as the Issuer owes any amounts under the Senior Indebtedness. If, at any time after payment in full of the Senior Indebtedness any payments of the Senior Indebtedness must be disgorged by holders of Senior Indebtedness for any reason (including, without limitation, the bankruptcy of the Issuer), this paragraph and the relative rights and priorities set forth herein shall be reinstated as to all such disgorged payments as though such payments had not been made and Seller shall immediately pay over to holders of Senior Indebtedness all payments received with respect to the amounts due pursuant to this Promissory Note to the extent that such payments would have been prohibited hereunder. At any time and from time to time, without notice to Seller, holders of Senior Indebtedness may take such actions with respect to the Senior Indebtedness as holders of Senior Indebtedness, in its sole discretion, may deem appropriate, including, without limitation, terminating advances to the Issuer, increasing the principal amount, extending the time of payment, increasing applicable interest rates, renewing, compromising or otherwise amending the terms of any documents affecting the Senior Indebtedness and any collateral securing the Senior Indebtedness, and enforcing or failing to enforce any rights against the Issuer or any other person. No such action or inaction shall impair or otherwise affect the rights of any holder of Senior Indebtedness hereunder. Seller waives the benefits, if any, of any statutory or common law rule that may permit a subordinating creditor to assert any defenses of a surety or guarantor, or that may give the subordinating creditor the right to require a senior creditor to marshal assets, and Seller agrees that it shall not assert any such defenses or rights. Subject to the payment in full of all Senior Indebtedness, Seller shall be subrogated to the rights of the holder(s) of such Senior Indebtedness (to the extent of the payments or distributions made to the holder(s) of such Senior Indebtedness pursuant to the provisions of this paragraph) to receive payments and distributions of assets of the Issuer applicable to the Senior Indebtedness. No such payments or distributions applicable to the Senior Indebtedness shall, as between Issuer and its creditors, other than the holders of Senior Indebtedness and Seller, be deemed to be a payment by Issuer to or on account of this Promissory Note; and for purposes of such subrogation, no payments or distributions to the holders of Senior Indebtedness to which Seller would be entitled except for the provisions of this paragraph shall, as between Issuer and its creditors, other than the holders of Senior Indebtedness and Seller, be deemed to be a payment by Issuer to or on account of the Senior Indebtedness. By acceptance of this Promissory Note, Seller agrees to promptly execute and deliver customary forms of subordination agreement requested from time to time by holders of Senior Indebtedness, and the Issuer may require that Seller execute such forms of subordination agreement. In the event that Seller fails to comply with the immediately preceding sentence, Seller hereby authorizes Issuer and/or any holder of Senior Indebtedness to execute and deliver any such subordination agreement on behalf of Seller and agrees that any such subordination agreement signed by Issuer and/or any holder of Senior Indebtedness pursuant to hereto shall be valid, enforceable and binding upon Seller. Seller, by its acceptance hereof, shall be deemed to acknowledge and agree that the foregoing subordination provisions are, and are intended to be, an inducement to and a consideration of each holder of Senior Indebtedness, whether such Senior Indebtedness was created or acquired before or after the creation of the indebtedness evidenced by this Promissory Note, and each such holder of Senior Indebtedness shall be deemed conclusively to have relied on such subordination provisions in acquiring and holding, or in continuing to hold, such Senior Indebtedness.

“Senior Indebtedness” shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Promissory Note, the principal of (and premium, if any), unpaid interest on and amounts reimbursable, fees, expenses, costs of enforcement and other amounts due in connection with indebtedness for borrowed money of the Issuer, to banks, commercial finance lenders or other entities regularly engaged in the business of lending money.

Issuer hereby waives presentment, demand, notice of dishonor, protest, notice of protest and all other demands, protests and notices in connection with the execution, delivery, performance, collection and enforcement of this Promissory Note.

This Promissory Note is being delivered in, is intended to be performed in, shall be construed and interpreted in accordance with, and be governed by the internal laws of, the State of Delaware, without regard to principles of conflict of laws.

This Promissory Note may only be amended, modified or terminated by an agreement in writing signed by the party to be charged. This Promissory Note shall be binding upon the heirs, executors, administrators, successors and assigns of the Issuer and inure to the benefit of the Seller and its permitted successors, endorsees and assigns. Neither party’s rights or obligations under this Promissory Note may be transferred without the express written consent of the other party hereto, provided that if the other party hereto consents to any such transfer or if notwithstanding the foregoing such a transfer occurs, then the provisions of this Promissory Note shall be binding upon any successor to the transferor party and shall inure to the benefit of and be extended to any holder thereof. In connection with any assignment or transfer of this Promissory Note, in whole or in part, the holder shall surrender this Promissory Note to the Issuer, whereupon the Issuer will issue and deliver a new Promissory Note to the assignee or transferee representing the unpaid principal of this Promissory Note being assigned transferred by the holder and, if less than the entire unpaid principal of this Promissory Note held by the holder is being assigned or transferred, a new note to the holder, representing the portion of the unpaid principal not being assigned or transferred.

Notwithstanding any other provision to the contrary, the Issuer shall be entitled to deduct and withhold from any amounts payable or otherwise deliverable with respect to this Promissory Note such amounts as may be required to be deducted or withheld therefrom under any provision of applicable law, and to be provided, at Issuer’s reasonable request, any necessary tax forms and information, including Internal Revenue Service Form W-9 or appropriate series of Internal Revenue Service Form W-8, as applicable, from each beneficial owner of this Promissory Note; provided that Issuer shall use reasonable best efforts to (a) provide at least five days advance notice to Seller of Issuer’s intention to withhold and (b) reasonably cooperate with Seller to minimize or eliminate such withholding. To the extent such amounts are so deducted or withheld, and timely paid over to the appropriate taxing authority, then such amounts shall be treated for all purposes as having been paid to the person to whom such amounts otherwise would have been paid.

ISSUER:

Bakkt Opco Holdings, LLC

By:
Name:
Title:

SELLER:

Apex Fintech Solutions Inc.

By:
Name:
Title:

[Signature Page to Promissory Note]

EXHIBIT H

MONEY SERVICES REGULATOR NOTICE

H-1

EXHIBIT I

OFFICER RESIGNATION

I-1